SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ ]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 8	[X]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

8055 East Tufts Avenue, Suite 710
Denver, Colorado 80237
(Address of Depositor's Principal Executive Offices) (Zip Code)

(800) 525-9852
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel
Voya®
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

    [ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]   on May 1, 2017, pursuant to paragraph (b) of Rule 485
    [ ]   60 days after filing pursuant to paragraph (a)(1)
    [ ]   on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

    [ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

VOYA VUL-DB

A FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by

Security Life of Denver Insurance Company

and its

Security Life Separate Account L1

Supplement dated May 1, 2017

This supplement updates and amends certain information contained in your prospectus dated May 1, 2017. Please read it carefully and keep it with your prospectus for future reference.

_____

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the Subaccount that corresponds to the VY® FMR® Diversified Mid Cap Portfolio.*

On November 17, 2016, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the VY® FMR® Diversified Mid Cap Portfolio. Subject to shareholder approval, effective after the close of business on or about July 14, 2017, (the "Reorganization Date"), Class I shares of the VY® FMR® Diversified Mid Cap Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya MidCap Opportunities Portfolio (the "Surviving Fund").

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the Subaccount that invests in the Merging Fund to any other available Subaccount or to the Guaranteed Interest Division. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the Transfers section beginning on page 56 of your policy prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the Subaccount that invests in the Merging Fund will automatically become an investment in the Subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your Account Value immediately before the reallocation will equal your Account Value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your policy. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the Subaccount that invests in the Merging Fund will be automatically allocated to the Subaccount that invests in the Surviving Fund. **See the Transfers section beginning on page of 56 your policy prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.voyalifecustomerservice.com.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming fund merger involving the VY® FMR® Diversified Mid Cap Portfolio referenced above, effective on the Reorganization Date Class I shares of the Voya MidCap Opportunities Portfolio will be added to your policy as a replacement investment option.

Please note the following information about the Voya MidCap Opportunities Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya MidCap Opportunities Portfolio (Class I)	Seeks long-term capital appreciation.
Investment Adviser: Voya Investments, LLC	
Subadvisers: Voya Investment Management Co. LLC	

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050


If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

VOYA VUL-DB
A FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the right to examine period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the Separate Account and the Guaranteed Interest Division, based on your instructions.
- Are subject to specified fees and charges.

The Policy's Account Value
- Is the sum of your values in the Separate Account, Guaranteed Interest Division and Loan Division.
- Has no guaranteed minimum value for amounts in the Separate Account. The value varies with the value of the Subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the Guaranteed Interest Division.
- Is subject to specified fees and charges including possible surrender charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  - ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  - ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus the Account Value or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  - ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the Total Death Benefit minus any outstanding Loan Amount, any unpaid fees and charges and any accelerated benefit lien assessed under the terms of the Accelerated Benefit Rider. **See Accelerated Benefit Rider, page 49, for further information about the effect of any accelerated benefit lien upon the Death Benefit Proceeds.**
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policy*, page 83**, for further information about the amount of compensation we pay.

Fund Managers

Mutual funds managed by the following investment managers are available through the policy:
- AJO, LP
- BAMCO, Inc.
- BlackRock Advisors, LLC
- Capital Research and Management Company^{SM}
- CBRE Clarion Securities LLC
- Columbia Management Investment Advisers, LLC
- DSM Capital Partners LLC
- Fidelity Management & Research Company
- FMR Co., Inc.
- Frontier Capital Management Company, LLC
- Invesco Advisers, Inc.
- J.P. Morgan Investment Management Inc.
- M Financial Investment Advisers, Inc.
- Neuberger Berman Investment Advisers LLC
- Northern Cross, LLC
- OppenheimerFunds, Inc.
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- Templeton Investment Counsel, LLC
- The London Company of Virginia, LLC
- Voya Investment Management Co. LLC
- Voya Investments, LLC

This prospectus describes what you should know before purchasing the Voya VUL-DB variable universal life insurance policy. Please read it carefully and keep it for future reference. If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board or any other government agency. The policy is subject to investment risk.

The date of this prospectus is May 1, 2017.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some important terms used throughout this prospectus that have special meaning. It also provides a reference to where each term is defined and discussed more fully.

Additionally, see Appendix D for a glossary of these and other important terms used throughout this prospectus.

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the policy and riders for your particular state, contact Customer Service or your agent/registered representative.

You may contact Customer Service at: **P.O. Box 5065**
Minot, ND 58702-5065
1-877-253-5050
www.voyalifecustomerservice.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

The Policy	• This prospectus describes our standard Voya VUL-DB variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy. • References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.
Temporary Insurance **See Temporary Insurance, page 26.**	• If you apply and qualify, we may issue temporary insurance equal to the amount of the Target Death Benefit for which you applied. • The maximum amount of temporary insurance is $1,000,000.00, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.
Premium Payments **See Premium Payments, page 23.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value. • You cannot pay additional premiums after age 121. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "Net Premium") to the Separate Account or the Guaranteed Interest Division according to your instructions.
Investment Options **See *The Investment Options*, page 16.**	• You may allocate your Net Premiums to the Subaccounts of Security Life Separate Account L1 (the "Separate Account") and to our Guaranteed Interest Division. • The Separate Account is one of our separate accounts and consists of Subaccounts that invest in corresponding mutual funds. When you allocate premiums to a Subaccount, we invest any Net Premiums in shares of the corresponding mutual fund. • Your Separate Account Value will vary with the investment performance of the mutual funds in which the Subaccounts invest and the charges we deduct from your Separate Account Value. • The Guaranteed Interest Division is part of our general account. • We credit interest of at least 2.00% per year on amounts allocated to the Guaranteed Interest Division, and we may, in our sole discretion, credit interest in excess of this amount.

Right to Examine Period
 	
See Right to Examine Period, page 25.
	• During the right to examine period you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The right to examine period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the right to examine period that applies in your state will be stated in your policy.
	• Generally, there are two types of right to examine refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require that we return your Account Value plus a refund of all fees and charges deducted.
	• The right to examine refund that applies in your state will be shown in your policy.
	• **See Allocation of Net Premium, page 24, for details about how Net Premium will be allocated during the right to examine period.**

Death Benefits
 	
See *Death Benefits*, **page 36.**
	• The Stated Death Benefit is the sum of the insurance coverage Segments under your policy and is shown in your Schedule. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.
	• The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.
	• The Base Death Benefit is the death benefit of your policy and does not include additional death benefits provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of the following three death benefit options available under your policy:
	  ▷ Death Benefit Option 1 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  ▷ Death Benefit Option 2 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus your Account Value or your Account multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ Death Benefit Option 3 – the Base Death Benefit is the greater of the amount of your Stated Death Benefit plus premiums received minus partial withdrawals taken and the partial withdrawal fees or your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Insurance Rider, if any.
	• Death Benefit Proceeds are paid if your policy is in force when the insured person dies.
	• The Death Benefit Proceeds are equal to your Total Death Benefit minus any outstanding Loan Amount, any outstanding fees and charges incurred before the insured person's death and any outstanding accelerated benefit lien including accrued lien interest.
	• Until age 121, the amount of the Death Benefit Proceeds will depend on which death benefit option is in effect when the insured person dies.
	• After age 121, your policy may continue pursuant to the continuation of coverage provision. **For details about the changes that are made to your policy at age 121, see Continuation of Coverage, page 38.**
	• The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Rider Benefits
 	
See *Additional Insurance Benefits*, **page 43.**
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are added to your policy; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy or in your state, but the available riders may include:
	  ▷ The Accelerated Benefit Rider;
	  ▷ The Additional Insured Rider;
	  ▷ The Adjustable Term Insurance Rider;
	  ▷ The Guaranteed Death Benefit Rider;
	  ▷ The Overloan Lapse Protection Rider;
	  ▷ The Waiver of Cost of Insurance Rider; and
	  ▷ The Waiver of Specified Premium Rider.

Transfers See Transfers, page 56.	• You currently may make an unlimited number of transfers between the Subaccounts and to the Guaranteed Interest Division. Transfers are, however, subject to limits, conditions and restrictions that we or the funds whose shares are involved may impose. **See Limits on Frequent or Disruptive Transfers, page 59.** • There are certain restrictions on transfers from the Guaranteed Interest Division. • We do not charge for transfers.

Asset Allocation Programs **See Dollar Cost Averaging, page 57.** **See Automatic Rebalancing, page 58.**	• Dollar cost averaging is a systematic program of transferring Account Value to selected Subaccounts of the Separate Account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your Separate Account and Guaranteed Interest Division values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans **See Loans, page 55.**	• After the first policy month, you may take loans against your policy's Net Surrender Value. • Unless otherwise required by state law, a loan must be at least $500.00 and is generally limited to your Net Surrender Value less the estimated periodic fees and charges for the next three months. • When you take a loan we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account. • We credit amounts held in the Loan Division with interest at an annual rate no less than 2.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at an annual rate guaranteed not to exceed 2.75% in policy years one through ten and at an annual rate of 2.15% in all years thereafter. • Loans reduce your policy's Death Benefit Proceeds and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a tax and/or legal adviser before taking a loan against your policy's Net Surrender Value.
Partial Withdrawals **See Partial Withdrawals, page 63.**	• After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year. • A partial withdrawal must be at least $500.00 and may not exceed the amount which leaves your Net Surrender Value less than $500.00. • We charge a fee of $10.00 for each partial withdrawal. • Partial withdrawals will reduce your Account Value and could cause your policy to lapse. • Partial withdrawals may reduce the amount of Stated Death Benefit (and consequently the Target Death Benefit) under your policy and may result in a surrender charge. • Partial withdrawals may also have tax consequences, and you should consult with a tax and/or legal adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 64.**	• You may surrender your policy for its Net Surrender Value at any time after the right to examine period while the insured person is alive. • Your Net Surrender Value is your Surrender Value minus any outstanding Loan Amount. • Your Surrender Value is your Account Value minus any applicable surrender charges. • Surrender charges apply for the first 15 years of each Segment of Stated Death Benefit. The surrender charge rates shown are for the first Segment year. Surrender charge rates generally decline beginning by the sixth Segment year and reach zero beginning in the sixteenth Segment year. • Surrender charge rates vary by the insured person's age at the time each Stated Death Benefit Segment is established and gender. • All insurance coverage ends on the date we receive your surrender request in good order. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a tax and/or legal adviser before surrendering your policy.
Reinstatement **See Reinstatement, page 66.**	• Before age 121 and within five years of lapse you may reinstate your policy and riders (other than the Guaranteed Death Benefit Rider) if you did not surrender your policy and the insured person is alive and still insurable according to our normal underwriting rules for the applicable risk class and rating. • You will need to pay the required reinstatement premium.

Reinstatement (continued)	- If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued but unpaid loan interest to the date of the lapse unless directed otherwise. - When we reinstate your policy we reinstate the surrender charges for the amount and time as if your policy had not lapsed. - A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. - Reinstating your policy may have tax consequences, and you should consult with a tax and/or legal adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the Subaccounts of the Separate Account.

Life Insurance Coverage	- The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. - You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges **See *Fees and Charges*, page 27.**	- In the early policy years the surrender charge may exceed the Account Value because the surrender charge may be more than the cumulative premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. - A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. - We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.
Investment Risk **See The Separate Account, page 16.** **See The Guaranteed Interest Division, page 20.**	- You should evaluate the policy's long-term investment potential and risks before purchasing a policy. - For amounts you allocate to the Subaccounts of the Separate Account: ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying mutual funds; ▷ You assume the risk that your values may decline or may not perform to your expectations; ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance; ▷ Each fund has various investment risks, and some funds are riskier than others; ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding Subaccount; ▷ The particular risks associated with each fund are detailed in the fund's prospectus; and ▷ There is no assurance that any fund will achieve its stated investment objective. - For amounts you allocate to the Guaranteed Interest Division: ▷ Interest rates we declare will change over time, but not more frequently than every policy anniversary; and ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 2.00%. - You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Grace Period and Lapse
 	
See Lapse, page 65.
	• Your policy may enter the grace period and subsequently lapse (meaning your policy will terminate without value) if on any Monthly Processing Date:
	  ▷ The Guaranteed Death Benefit Rider is not in effect; and
	  ▷ Your Net Account Value (meaning the Account Value minus any Loan Amount) is zero or less.
	• If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
	• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value.
	• Partial withdrawals and loans have an adverse impact on your Net Account Value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.

Exchanges *See Purchasing a Policy,* **page 22.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.

Taxation
 	
See TAX CONSIDERATIONS, page 66.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage;
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender;
	  ▷ Lapse; and
	  ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a tax and/or legal adviser before you purchase a policy.**

Sales Compensation **See** *Distribution of the Policy*, **page 83.**	• We pay compensation to broker/dealers whose registered representatives sell the policy. • Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for Stated Death Benefit coverage under the policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better meet your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 27.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges
Premium Expense Charge	• When you make a premium payment.	• 15.00% of each premium payment.
Partial Withdrawal Fee	• When you take a partial withdrawal.	• $10.00.
Surrender Charge[1]	• During the first 15 Segment years when you surrender your policy, decrease your Stated Death Benefit, take a partial withdrawal that decreases your Stated Death Benefit or allow your policy to lapse.	<u>Range from</u> • $3.40 to $42.00 per $1,000.00 of Stated Death Benefit. <u>Representative insured person</u> • $27.55 per $1,000.00 of Stated Death Benefit. • The representative insured person is a male, age 45. • The rates shown for the representative insured person are for the first policy year.
Excess Illustration Fee[2]	• Each time you request an illustration after the first each policy year.	• $25.00.

---

[1] The surrender charge rates shown are for the first Segment year. Surrender charge rates generally decline beginning by the sixth Segment year and reach zero beginning in the sixteenth Segment year. The rates vary based on the insured person's age at the time each Segment of Stated Death Benefit is established and gender. The rates shown for the representative insured person are for the first policy year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[2] We do not currently assess this charge.

Periodic Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each month on the Monthly Processing Date, not including fund fees and expenses. **See Periodic Fees and Charges, page 29.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges[3]
Cost of Insurance Charge[4]	• On each Monthly Processing Date.	<u>Range from</u> • $0.02 to $83.33 per $1,000.00 of net amount at risk. <u>Representative insured person</u> • $0.28 per $1,000.00 of net amount at risk for each Segment of your Stated Death Benefit. • The representative insured person is a male, age 50 in the super preferred no tobacco risk class. • The rates shown for the representative insured person are for the first policy year.
Mortality and Expense Risk Charge	• On each Monthly Processing Date.	• 0.03333% (0.40% annually) of Account Value invested in the Separate Account.
Policy Charge	• On each Monthly Processing Date.	• $13.00.
Administrative Charge[5]	• On each Monthly Processing Date.	<u>Range from</u> • $0.08 to $0.28 per $1,000.00 of Stated Death Benefit. <u>Representative insured person</u> • $0.08 per $1,000.00 of Stated Death Benefit. • The representative insured person is a male, age 50 in the super preferred no tobacco risk class. • The rates shown for the representative insured person are for the first policy year.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 2.75% per annum of the amount held in the Loan Division in policy years 1–10.[6]

---

[3] This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[4] The cost of insurance rates vary based on policy duration and the insured person's age, gender and risk class. Different rates will apply to each Segment of Stated Death Benefit. The rates shown for the representative insured person are for the first policy year and generally increase each year thereafter. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5] The maximum guaranteed administrative charge rates vary based on the Segment duration and the insured person's age, gender and risk class. Rates remain level during the first five segment years and then reset to an equal or lesser amount for all subsequent Segment years. The rates shown for the representative insured person are for the first policy year. The rates shown may have been rounded to the nearest penny and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration. **See Administrative Charge, page 31, for information about how the amount of the administrative charge is determined.**

[6] The guaranteed maximum loan interest charge after policy year ten is 2.15%.

Rider Fees and Charges. The following tables describe the charges or costs associated with each of the rider benefits. **See Rider Fees and Charges, page 31.**

Accelerated Benefit Rider

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges**[7]
Accelerated Benefit Rider Administrative Charge	• On the date the acceleration request is processed.	• $300.00 per acceleration request.
Accelerated Benefit Lien Interest Charge	• Interest on the amount of the lien accrues daily and is added to the amount of the lien.	• The greater of: ▷ The current yield on 90 day treasury bills; or ▷ The current maximum statutory adjustable policy loan interest rate.

Additional Insured Rider

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges**[7]
Additional Insured Rider Charge[8]	• On each Monthly Processing Date.	Range from • $0.02 to $83.33 per $1,000.00 of rider benefit. Representative insured person • $0.05 per $1,000.00 of rider benefit. • The representative insured person is a female, age 30 in the no tobacco risk class. • The rates shown for the representative insured person are for the first rider year.

---

[7] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[8] The rates for this rider vary based on the additional insured person's age, gender and risk class and generally increase with age. The rates shown for the representative insured person are for the first rider year. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Rider Fees and Charges *(continued).*

Adjustable Term Insurance Rider

		Amount Deducted
Charge	When Deducted	Maximum Guaranteed Charges[9]
Adjustable Term Insurance Rider Cost of Insurance Charge[10]	• On each Monthly Processing Date.	Range from • $0.02 to $83.33 per $1,000.00 of rider benefit. Representative insured person • $0.28 per $1,000.00 rider benefit. • The representative insured person is a male, age 50 in the super preferred no tobacco risk class. • The rates shown for the representative insured person are for the first rider year.

Guaranteed Death Benefit Rider

		Amount Deducted
Charge	When Deducted	Maximum Guaranteed Charges[9]
Guaranteed Death Benefit Rider Charge[11]	• On each Monthly Processing Date during the guarantee period.	Range from • $0.001 to $0.02 per $1,000.00 of insurance coverage. Representative insured person • $0.007 per $1,000.00 of insurance coverage. • The representative insured person is age 50. • The rates shown for the representative insured person are for the first rider year.

Overloan Lapse Protection Rider

		Amount Deducted
Charge	When Deducted	Maximum Guaranteed Charges[9]
Overloan Lapse Protection Rider	• On the Monthly Processing Date on or next following the date we receive your request to exercise this rider's benefit.	• 3.50% of the Account Value.[12]

---

[9] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the guaranteed maximum charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[10] The rates for this rider vary based on rider duration and the insured person's age, gender and risk class and generally increase each year. The rates shown for the representative insured person are for the first rider year. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[11] The rates for this rider vary based on the insured person's age at issue. The rates shown may have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[12] The Account Value is equal to the sum of the value of amounts allocated to the Subaccounts of the Separate Account, amounts allocated to the Guaranteed Interest Division and any amounts set aside in the Loan Division.

Rider Fees and Charges *(continued).*

Waiver of Cost of Insurance Rider

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges**[13]
Waiver of Cost of Insurance Rider Charge[14]	• On each Monthly Processing Date.	Range from • $3.82 to $19.48 per $100.00 of rider coverage. Representative insured person • $7.04 per $100.00 of rider coverage. • The representative insured person is age 35. • The rates shown for the representative insured person are for the first rider year.

Waiver of Specified Premium Rider

		Amount Deducted
Charge	**When Deducted**	**Maximum Guaranteed Charges**[13]
Waiver of Specified Premium Rider Charge[15]	• On each Monthly Processing Date.	Range from • $1.70 to $12.70 per $100.00 of rider coverage. Representative insured person • $2.20 per $100.00 of rider coverage. • The representative insured person is age 35. • The rates shown for the representative insured person are for the first rider year.

---

[13] These tables show the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the guaranteed maximum charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[14] The rates for this rider vary based on several factors that may include rider duration and the insured person's age. Rates generally increase each year after the first rider year until age 59 and generally decrease thereafter. The rates shown for the representative insured person are for the first rider year, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[15] The rates for this rider vary based on various factors that may include the insured person's age. Rates generally increase each year after the first rider year until age 59 and generally decrease thereafter. The rates shown for the representative insured person are for the first rider year and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

Fund Fees and Expenses. The following table shows the minimum and maximum total annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 32.**

	Minimum	Maximum
Total Annual Fund Expenses (deducted from fund assets)[16]	0.27%	1.25%

Total annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the Separate Account on page 17.**

---

[16] Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Premium Expense Charge.

Net Premium
We allocate the Net Premium to the investment options you choose.

Guaranteed Interest Division
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Separate Account
Amounts you allocate are held in Subaccounts of the Separate Account. Each Subaccount invests in a fund.

The funds may deduct:
•Investment Management Fees.
•12b-1 Fees.
•Other expenses (including service and redemption fees).

We may deduct transaction fees and charges from your Account Value:
•Partial Withdrawal Fee.
•Surrender Charge.
•Excess Illustration Fee.

Account Value
Your policy's Account Value equals the sum of your values in the Separate Account, the Guaranteed Interest Division and the Loan Division.

We may deduct periodic fees and charges from your Account Value:
•Cost of Insurance Charge.
•Mortality and Expense Risk Charge.
•Policy Charge.
•Administrative Charge.

We may deduct fees and charges from your Account Value for the optional benefits and riders you select.

Loan Division
An amount equal to any loan you take is set aside as collateral for policy loans.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the Loan Division.

THE COMPANY, THE SEPARATE ACCOUNT AND THE GUARANTEED INTEREST DIVISION

Security Life of Denver Insurance Company

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "company") issues the variable universal life insurance policy described in this prospectus and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 710, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 66, for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include Subaccounts of the Separate Account and the Guaranteed Interest Division. The investment performance of a policy depends on the performance of the investment options you choose.

The Separate Account

We established Security Life Separate Account L1 on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the Separate Account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses, whether or not realized, credited to, or charged against, the Separate Account reflect the investment experience of the Separate Account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the Separate Account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the Separate Account assets will be used first to pay Separate Account policy claims. Only if Separate Account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The Separate Account is divided into Subaccounts. Each Subaccount invests in a corresponding mutual fund. When you allocate premium payments to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the mutual funds when you allocate premium payments or Account Value to the Subaccounts of the Separate Account.

Funds Available Through the Separate Account. The following chart lists the mutual funds that are currently available through the Separate Account.

Funds Currently Available Through the Separate Account*

- American Funds Insurance Series® – Growth Fund (Class 2)
- American Funds Insurance Series® – Growth-Income Fund (Class 2)
- American Funds Insurance Series® – International Fund (Class 2)
- BlackRock Global Allocation V.I. Fund (Class III)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- M Capital Appreciation Fund[1]
- M International Equity Fund[1]
- M Large Cap Growth Fund[1]
- M Large Cap Value Fund[1]
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)
- Voya Balanced Portfolio (Class I)
- Voya Global Bond Portfolio (Class S)
- Voya Global Equity Portfolio (Class I)
- Voya Global Perspectives® Portfolio (Class I)[2]
- Voya Government Liquid Assets Portfolio (Class S)
- Voya Growth and Income Portfolio (Class I)
- Voya Index Plus LargeCap Portfolio (Class I)
- Voya Index Plus MidCap Portfolio (Class I)
- Voya Index Plus SmallCap Portfolio (Class I)
- Voya Intermediate Bond Portfolio (Class I)
- Voya International Index Portfolio (Class S)
- Voya Large Cap Growth Portfolio (Class I)
- Voya Large Cap Value Portfolio (Class I)
- Voya Limited Maturity Bond Portfolio (Class S)
- Voya Multi-Manager Large Cap Core Portfolio (Class I)
- Voya Retirement Growth Portfolio (Class I)[2, 3]

- Voya Retirement Moderate Growth Portfolio (Class I)[2, 3]
- Voya Retirement Moderate Portfolio (Class I)[2, 3]
- Voya Russell™ Large Cap Growth Index Portfolio (Class I)
- Voya Russell™ Large Cap Index Portfolio (Class I)
- Voya Russell™ Large Cap Value Index Portfolio (Class I)
- Voya Russell™ Mid Cap Growth Index Portfolio (Class I)
- Voya Russell™ Small Cap Index Portfolio (Class I)
- Voya Small Company Portfolio (Class S)
- Voya SmallCap Opportunities Portfolio (Class I)
- Voya Solution Moderately Aggressive Portfolio (Class I)[2]
- Voya U.S. Bond Index Portfolio (Class I)
- Voya U.S. Stock Index Portfolio (Class I)
- VY® Baron Growth Portfolio (Class I)
- VY® Clarion Global Real Estate Portfolio (Class S)
- VY® Columbia Small Cap Value II Portfolio (Class I)
- VY® FMR® Diversified Mid Cap Portfolio (Class I)[4]
- VY® Invesco Comstock Portfolio (Class I)
- VY® Invesco Equity and Income Portfolio (Class I)
- VY® Invesco Growth and Income Portfolio (Class S)
- VY® JPMorgan Emerging Markets Equity Portfolio (Class I)
- VY® JPMorgan Small Cap Core Equity Portfolio (Class I)
- VY® Oppenheimer Global Portfolio (Class I)
- VY® Pioneer High Yield Portfolio (Class I)
- VY® T. Rowe Price Capital Appreciation Portfolio (Class I)
- VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
- VY® T. Rowe Price Equity Income Portfolio (Class I)
- VY® T. Rowe Price International Stock Portfolio (Class I)
- VY® Templeton Foreign Equity Portfolio (Class I)

---

[*] **See Appendix B for further information about the funds available through the Separate Account.**

[1] The M Funds are only available through broker/dealers associated with the M Financial Group.

[2] This fund is structured as a "fund of funds." **See the Fund Fees and Expenses table on page 13 and the Fund of Funds section on page 35 for more information about "fund of funds."**

[3] This fund employs a managed volatility strategy**. See the Funds With Managed Volatility Strategies section on page 35 for more information about managed volatility funds.**

[4] FMR® is a registered service mark of FMR LLC. Used with permission.

See Appendix B to this prospectus for more information about the mutual funds available through the Separate Account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. Please read them carefully before investing. You may obtain these documents by contacting Customer Service.

A mutual fund available through the Separate Account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through the Separate Account is likely to differ from a similarly named retail mutual fund.

Selection of Underlying Funds. The underlying funds available through the policy described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the policies. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the policy. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Voting Privileges. We invest each Subaccount's assets in shares of a corresponding mutual fund. We are the legal owner of the fund shares held in the Separate Account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions. If we determine that we are permitted to vote the shares in our own right, we may do so.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those Subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each Subaccount of your policy by dividing your Separate Account Value in that Subaccount by the net asset value of one share of the matching fund.

Right to Change the Separate Account. We do not guarantee that each fund will always be available for investment through the policy. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our Separate Account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for policies we issue;
- Eliminate Subaccounts;
- Combine two or more Subaccounts;
- Close Subaccounts. We will notify you in advance by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available Subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. See also the **Transfers** section of this prospectus, page 56, for information about making Subaccount allocation changes;
- Substitute a new mutual fund for a fund in which a Subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;

- ▷ There is a change in the fund's investment objectives or restrictions;
- ▷ The fund is no longer available for investment; or
- ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new mutual fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another Separate Account;
- Withdraw the Separate Account from registration under the 1940 Act;
- Operate the Separate Account as a management investment company under the 1940 Act;
- Cause one or more Subaccounts to invest in a mutual fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting privileges for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of policies to which the policy belongs.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s). We will notify you of changes. If you wish to transfer the amount you have in the affected Subaccount to another Subaccount or to the Guaranteed Interest Division, you may do so free of charge. Just notify Customer Service.

The Guaranteed Interest Division

You may allocate all or a part of your Net Premium and transfer your Net Account Value into the Guaranteed Interest Division. We declare the interest rate that applies to all amounts in the Guaranteed Interest Division. Although the interest rate will change over time, the interest rate will never be less than 2.00%. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the Guaranteed Interest Division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the Guaranteed Interest Division.

Your Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

The Guaranteed Interest Division guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the Guaranteed Interest Division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the Guaranteed Interest Division or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the Guaranteed Interest Division and interests in it are generally not subject to regulation under these Acts. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the Guaranteed Interest Division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Voya VUL-DB variable universal life insurance policy. The policy provides death benefits, values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus and that may offer some or all of the same funds. These products have different benefits, fees and charges and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of Account Value allocated to funds affiliated with Voya. You should be aware that there may be alternative products available, and if you are interested in learning more about these other products, contact Customer Service or your agent/registered representative.

Underwriting

On the application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured person is insurable by us. Before we can make this determination, we may need to request and review medical examinations and other information about the proposed insured person. Through our underwriting process we also determine the risk class for the proposed insured person if the application is accepted. Risk class is based on such factors as the proposed insured person's age, gender, health and occupation. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your Target Death Benefit (which generally must be at least $100,000.00);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy (we may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test is chosen); and
- Any riders or optional benefits.

The "Policy Date" is the date coverage under the policy begins and is the date from which we measure policy years, policy months, policy anniversaries and the Monthly Processing Date. The "insured person" is the person on whose life we issue the policy, and the insured person generally can be no more than age 85 on the Policy Date. "Age" under the policy means the insured person's age on the birthday nearest to the Policy Date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the Policy Date.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Adjustable Term Insurance Rider** section of this prospectus, page 44, when deciding the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121 (except amounts required to keep the policy from lapsing);
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 77.**

After we deduct the premium expense charge from your premium payments, we apply the Net Premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be sufficient to keep your policy in force from the Policy Date through the Investment Date. The "Investment Date" is the first date we apply the Net Premium to your policy.

Scheduled Premium. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy schedule pages, is the amount you intend to pay over a certain time period. You may schedule premiums to be paid monthly, quarterly, semiannually or annually. Payment of the scheduled premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You may receive premium reminder notices for the scheduled premium you selected. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

If you have the optional Guaranteed Death Benefit Rider, to keep the rider in force your scheduled premium should not be less than the guarantee period annual premium shown in your policy. **See Guaranteed Death Benefit Rider, page 42.**

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

- We may refuse to accept any premium less than $25.00;
- You cannot pay additional premiums after age 121 (except amounts required to keep the policy from lapsing);
- We may refuse to accept or limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the Base Death Benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if the Base Death Benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase;
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy; and
- Our acceptance of an unscheduled premium payment may be subject to certain issue limitations and conditioned on the availability of reinsurance coverage.

Satisfactory evidence of insurability may include receipt of an application and required medical information.

Target Premium. Target premium for each Segment of Stated Death Benefit is actuarially determined based on the age, gender and risk class of the insured person. The target premium is used to determine the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for each Segment of Stated Death Benefit under your policy is shown in your policy schedule pages. Target premium is not based on your scheduled premium.

Premium Payments Affect Your Coverage. Unless you have the Guaranteed Death Benefit Rider, your coverage lasts only as long as you have a positive Net Account Value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 65.**

Allocation of Net Premium. Until the Investment Date when your initial Net Premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial Net Premium to your policy on the Investment Date after all of the following conditions have been met:

- We receive the required initial premium;
- All issue requirements have been received by Customer Service; and
- We approve your policy for issue.

Amounts you designate for the Guaranteed Interest Division will be allocated to that division on the Investment Date. If your state requires return of your premium if you return your policy during the right to examine period, we initially invest amounts you have designated for the Subaccounts of the Separate Account in the Subaccount that invests in the Voya Government Liquid Assets Portfolio. We later transfer these amounts from this Subaccount to the available Subaccounts that you have selected based on your most recent premium allocation instructions. This transfer occurs after the initial period, which is five days after the date we mailed your policy to you plus the length of your state's right to examine period.

If your state provides for return of your Account Value if you return your policy during the right to examine period (or provides no right to examine period), we allocate amounts you designated for the Subaccounts of the Separate Account directly into those Subaccounts.

All Net Premiums we receive after the initial period are allocated to your policy on the Valuation Date of their receipt in good order. We will allocate Net Premiums to the available Subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100.00%. If your most recent premium allocation instructions includes a mutual fund that corresponds to a Subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a Subaccount) or is otherwise unavailable, Net Premium received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable mutual fund may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 65, for more information about how to keep your policy from lapsing. See also Reinstatement, page 66, for more information about how to put your policy back in force if it has lapsed.**

Right to Examine Period

You have the right to examine your policy and return it to us for a refund (for any reason) within the period shown in the policy. The period during which you have this right is called the right to examine period and starts on the date you receive your policy. If you request a right to examine refund or return your policy to us within the right to examine period, we cancel it as of your Policy Date.

If you cancel your policy during the right to examine period, you will receive a refund as determined by state law. Generally, there are two types of right to examine refunds:

- Refund of all premium we have received from you; or
- Refund of your Account Value plus a refund of all charges deducted.

The type of right to examine refund that applies to you will be specified in your policy. The type of refund will affect the allocation of premiums received before the end of the right to examine period. **See Allocation of Net Premium, page 24.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of Target Death Benefit for which you applied, up to $1,000,000.00, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:

- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:

- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your Policy Date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:

- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. If a policy is not issued and temporary coverage ends, any premium received will be returned without interest. **See Allocation of Net Premium, page 24.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your Account Value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive.

Segment Year	Current Premium Expense Charge	Guaranteed Maximum Premium Expense Charge
1 – 5	15.00%	15.00%
6 – 10	5.00%	15.00%
11+	3.00%	15.00%

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Premium received for each coverage Segment will incur a premium expense charge based on the Segment year in which the premium is received. A Segment is a piece of death benefit coverage and Segment years are measured from the beginning of each Segment effective date. Premium received is allocated to each Segment of death benefit coverage proportionally, based on the target premium for each coverage Segment. Premium expense charge rates currently decline after the fifth Segment year and again after the tenth Segment year. On a guaranteed basis, the maximum premium expense charge rates remain level for all Segment years.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is $10.00. We deduct the partial withdrawal fee proportionately from your Guaranteed Interest Division and Separate Account values that remain after the partial withdrawal.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first fifteen Segment years when you:
- Surrender your policy;
- Allow your policy to lapse;
- Decrease your Stated Death Benefit; or
- Take a partial withdrawal that decreases the amount of your Stated Death Benefit.

The amount of the surrender charge depends on the amount of Stated Death Benefit surrendered or decreased and the surrender charge rates.

When you purchase a policy or increase your Stated Death Benefit, we set surrender charge rates based on the age and gender of the insured person. Surrender charges apply for the first fifteen years of each Segment of Stated Death Benefit. Surrender charge rates generally decline beginning in the sixth Segment year and reach zero beginning in the sixteenth Segment year. Each coverage Segment will have its own set of surrender charge rates which will apply only to that Segment. **See Changes in the Amount of Your Insurance Coverage, page 36.** The maximum rates that apply to you will be set forth in your policy. **See the Transaction Fees and Charges table on page 8 for the minimum and maximum surrender charge rates and the rates for a representative insured person.**

For full surrenders, you will receive the Surrender Value of your policy. For decreases in the amount of Stated Death Benefit, the surrender charge will reduce your Account Value. If there are multiple Segments of Stated Death Benefit, the coverage decreases and surrender charges assessed will be processed on a proportional basis.

In the early policy years the surrender charge may exceed the Account Value because the surrender charge may be more than the cumulative premiums paid minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

The surrender charge helps offset the expenses we incur in issuing and distributing the policy.

Excess Illustration Fee. We currently do not assess this fee, but unless prohibited under state law, we reserve the right to assess a fee of up to $25.00 for each policy illustration that you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct from your Account Value the amount of any redemption fees imposed by the underlying mutual funds as a result of partial withdrawals, transfers or other transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your Account Value on the Monthly Processing Date. The first Monthly Processing Date is the Policy Date, or the Investment Date, if later. Subsequent Monthly Processing Dates are the same date each month as your Policy Date. If that date is not a Valuation Date, then the Monthly Processing Date is the next Valuation Date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the Subaccounts and Guaranteed Interest Division in the same proportion that your value in each has to your Net Account Value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each Segment of your Stated Death Benefit. The net amount at risk as calculated on each Monthly Processing Date equals the difference between:

- Your current Base Death Benefit, discounted to take into account one month's interest earnings at an assumed 2.00% annual interest rate; and
- Your Account Value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue and each date you increase your insurance coverage (a "Segment date"), gender, risk class and Segment year. They will not, however, be greater than the guaranteed maximum cost of insurance rates shown in the policy, which are based on the 2001 Commissioner's Standard Ordinary, Sex Distinct, Smoker Distinct, Ultimate Mortality Tables, age nearest birthday. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana and policies issued to employers or employee organizations in connection with employment related insurance or benefit programs. The maximum rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the maximum guaranteed cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each Segment of your Stated Death Benefit. The maximum rates for the initial Segment and each new Segment of your Stated Death Benefit will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your Account Value, namely:

- The Net Premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the Guaranteed Interest Division;
- Interest earned on amounts held in the Loan Division; and
- The investment performance of the funds underlying the Subaccounts of the Separate Account.

We calculate the net amount at risk separately for each Segment of your Stated Death Benefit. We allocate the net amount at risk to Segments of the Base Death Benefit in the same proportion that each Segment has to the total Base Death Benefit as of the Monthly Processing Date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying Death Benefit Proceeds that may be more than your Account Value.

Mortality and Expense Risk Charge. Each month we may deduct from your Account Value a mortality and expense risk charge based on the amount invested in the Separate Account according to the following rates:

Policy Year	Percentage of the Amount Invested in the Separate Account	
	Current	**Guaranteed**
1 – 10	0.03333% (0.40% annually)	0.03333% (0.40% annually)
11+	0.00%	0.03333% (0.40% annually)

We currently do not assess the mortality and expense risk charge after the tenth policy year, but we reserve the right to do so (subject to the 0.40% annual maximum). The policy described in this prospectus has not been available for sale long enough for there to be any policies subject to no mortality and expense risk charge.

This charge, if assessed, will help compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the Subaccounts of the Separate Account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge. This charge varies based on duration and the amount of your first Segment of Stated Death Benefit. The guaranteed maximum monthly policy charge is $13.00.

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

Administrative Charge. Each month we deduct an administrative charge equal to our current monthly administrative charge rates multiplied by the amount of your Stated Death Benefit for each Segment divided by 1,000. We calculate the administrative charge separately for each Segment of your Stated Death Benefit. The current monthly administrative charge rates vary depending on the amount of each Segment of Stated Death Benefit, Segment duration and the insured person's age, gender and risk class. Rates remain level for the first three to five Segment years, depending on the Stated Death Benefit Segment, and then reset to an equal or lesser amount for all subsequent Segment years. The maximum guaranteed administrative charge rates vary based on the Segment duration and the insured person's age, gender and risk class. Maximum guaranteed rates remain level during the first five segment years and then reset to an equal or lesser amount for all subsequent Segment years. The maximum rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the minimum and maximum administrative charge rates and the rates for a representative insured person.**

This charge helps offset the costs we incur in administering the policy, including costs associated with:
- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

Rider Fees and Charges

There may be separate transaction charges, monthly fees and charges or other costs associated with the riders available under the policy. **See the Rider Fees and Charges tables beginning on page 10, the Optional Rider Benefits section on page 43 and the Automatic Rider Benefits section on page 49 for more information about the charges and costs associated with the rider benefits.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate or business policy owners/purchasers (including sales related to a corporate or business policy owner's election to substitute one insured person who is an employee for another); or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 13 of this prospectus, each underlying mutual fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each underlying mutual fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain underlying mutual funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the underlying mutual funds offered through this policy may be available for investment outside of this policy. You should evaluate the expenses associated with the underlying mutual funds available through this policy before making a decision to invest.

Revenue from the Funds

The company or its affiliates may receive compensation from each of the underlying mutual funds or from the funds' affiliates. This revenue may include:

- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the company, and its affiliates, for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:

- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the company may receive from each of the underlying mutual funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning mutual funds managed by Directed Services LLC, Voya Investments, LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to earn a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the company from affiliated mutual funds may be based either on an annual percentage of average net assets held in the fund by the company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company. The sharing of the management fee between the company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the company with a financial incentive to offer affiliated funds through the policy rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the company or the affiliated investment adviser by the subadvisers. However, subadvisers my provide reimbursement for employees of the company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated mutual funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the policy that made payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2016 in connection with the registered variable life insurance policies issued by the company, that ranking would be as follows:
- American Funds Insurance Series[®];
- Fidelity[®] Variable Insurance Product Portfolios;
- BlackRock V.I. Funds; and
- Neuberger Berman Advisers Management Trust.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2016, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company representatives and wholesalers rather than monetary benefits. These benefits and opportunities may include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See** *Distribution of the Policy,* **page 83.**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the list of funds available through the Separate Account on page 17.

Funds With Managed Volatility Strategies

As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the policy. During rising markets, the hedging strategies employed to manage volatility could result in your Separate Account Value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Separate Account Value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of funds available through the Separate Account on page 17.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. The Stated Death Benefit is the sum of the coverage Segments under your policy, and the amount of your Stated Death Benefit in effect on the Policy Date is your initial coverage Segment. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.

The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and is subject to our approval. It may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit. Generally, we require a minimum of $100,000.00 of Target Death Benefit to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers.

It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Talk to your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider in your particular situation. **See Important Information About the Adjustable Term Insurance Rider, page 23.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first Monthly Processing Date for an increase). The change will be effective on the next Monthly Processing Date after we approve your written request, however changes scheduled for the future will be effective on the applicable policy anniversary.

There may be underwriting or other requirements that must be met before we will approve a change. If we approve your requested change we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we may do this for you.

Changes in the amount of your insurance coverage must be for at least $1,000.00.

You may request an increase in the amount of your insurance coverage, subject to the following:
- Subject to certain exceptions, increases after age 85 are not allowed; and
- Increases are subject to underwriting approval and such approval may be conditioned on certain issue limitations and availability of reinsurance coverage.

See also, Adjustable Term Insurance Rider, page 44.

A requested increase in Stated Death Benefit will cause a new coverage Segment to be created. A Segment is a piece of insurance coverage. Once we create a new Segment, it is permanent unless the law requires differently.

Each new Segment will have:
- A new premium expense charge;
- New cost of insurance charges, guaranteed and current;
- New administrative charges;
- A new incontestability period;
- A new suicide exclusion period;
- A new target premium; and
- A new surrender charge.

If a death benefit option change causes the amount of Stated Death Benefit to increase or decrease, no new Segment is created. Instead, the size of each existing Segment is changed.

In determining the net amount at risk for each coverage Segment, we allocate the net amount at risk among the Segments of Stated Death Benefit in the same proportion that each Segment bears to the total amount of Stated Death Benefit.

Refusal of a scheduled increase or your request to change the amount of your insurance coverage will terminate all future scheduled increases. Certain requests to increase the amount of your insurance coverage may also cancel all future scheduled increases.

You may decrease the amount of your insurance coverage, however, decreases below the minimum we require to issue you a policy are not allowed.

Decreases in insurance coverage may result in:
- Surrender charges on the amount of the decrease;
- Reduced target premium amounts; and
- Reduced cost of insurance charges.

Decreases in the amount of insurance coverage will first reduce the amount of your Target Death Benefit. We decrease the amount of Stated Death Benefit only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one Segment, we divide decreases in Stated Death Benefit among your coverage Segments proportionally unless the law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax and/or legal adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 69.**

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the insured person's 121st birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:

- The amount of your Target Death Benefit becomes your Stated Death Benefit amount;
- Death Benefit Options 2 and 3 are converted to Death Benefit Option 1, if applicable;
- All riders are terminated;
- Your Net Account Value is transferred into the Guaranteed Interest Division and subsequent transfers into the Subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:

- We accept no further premium payments (except amounts required to keep the policy from lapsing); and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding Loan Amount may become greater than your Account Value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the Net Account Value. There is no surrender charge during this period. All other normal consequences of surrender apply. **See Surrender, page 64.**

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the Net Account Value. Contact your agent/registered representative or Customer Service to find out if this feature is available in your state and which type of death benefit applies in your state.

Death Benefit Qualification Tests

The Death Benefit Proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your Account Value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to Account Value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the Guaranteed Interest Division in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's Account Value not to exceed at any time the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to Account Value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and risk class at any point in time, multiplied by the Account Value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not want to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in Account Value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the Account Value. We may limit the amount of coverage we will issue on the life of the insured person when the cash value accumulation test has been chosen.

Death Benefit Options

There are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first Monthly Processing Date and before age 121.

Death Benefit Option 1. Under Death Benefit Option 1, the Base Death Benefit is the greater of:

- The amount of Stated Death Benefit; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will remain level unless your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit. In this case, your death benefit will vary as the Account Value varies.

With Death Benefit Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Death Benefit Option 2. Under death benefit Option 2, the Base Death Benefit is the greater of:

- The amount of Stated Death Benefit plus your Account Value; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as the Account Value varies, and investment performance will be reflected in your insurance coverage.

Death Benefit Option 2 is not available after age 121. If Death Benefit Option 2 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 38.**

Death Benefit Option 3. Under Death Benefit Option 3, the Base Death Benefit is the greater of:

- The amount of Stated Death Benefit plus premiums received minus partial withdrawals taken and partial withdrawal fees; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your Base Death Benefit will vary as you pay premiums and take partial withdrawals or if your Account Value multiplied by the appropriate factor described in Appendix A exceeds the amount of Stated Death Benefit plus premiums received minus partial withdrawals taken.

Death Benefit Option 3 is not available after age 121. If Death Benefit Option 3 is in effect at age 121, it automatically converts to Death Benefit Option 1. **See Continuation of Coverage, page 38.**

Which Death Benefit Option to Choose. If you are satisfied with the amount of your Stated Death Benefit and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Account Value and lower cost of insurance charges, you should choose Death Benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Death Benefit Option 2. If you require a specific death benefit that would include a return of the premium paid, Death Benefit Option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first Monthly Processing Date and before age 121 you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase the amount of your Stated Death Benefit and Target Death Benefit amounts but it will not change the amount of your Base Death Benefit or Total Death Benefit. We may not approve a death benefit option change if it reduces the total amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your Stated Death Benefit will change as follows:

Change From:	Change To:	Stated Death Benefit Following the Change:
Death Benefit Option 1	Death Benefit Option 2	• Your Stated Death Benefit before the change minus your Account Value as of the effective date of the change.
Death Benefit Option 2	Death Benefit Option 1	• Your Stated Death Benefit before the change plus your Account Value as of the effective date of the change.
Death Benefit Option 3	Death Benefit Option 1	• Your Stated Death Benefit before the change plus the sum of all premium payments we have received minus all partial withdrawals and partial withdrawal fees you have taken as of the effective date of the change.

Your death benefit option change is effective on your next Monthly Processing Date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to Customer Service so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage Segment is created. Instead, the size of each existing Segment is changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 44.**

We do not impose a surrender charge if a death benefit option change results in a decrease in the amount of your Stated Death Benefit. Additionally, we do not adjust the target premium when you change your death benefit option. **See Surrender Charge, page 28.**

If your death benefit option is changed to Death Benefit Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your Account Value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

Changing your death benefit option may have tax consequences. You should consult a tax and/or legal adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the Death Benefit Proceeds to the beneficiaries. The beneficiaries are the people you name to receive the Death Benefit Proceeds from your policy. The Death Benefit Proceeds are equal to:

- Your Total Death Benefit; minus
- Any outstanding Loan Amount; minus
- Any outstanding fees and charges incurred before the insured person's death; minus
- Any outstanding accelerated benefit lien including accrued lien interest.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

We will pay the Death Benefit Proceeds within seven days of when we receive due proof of the death claim. Due proof of the death claim means we have received:

- Due proof of the Insured's death;
- Sufficient information to determine the amount of the Death Benefit Proceeds and the identity of the legally entitled beneficiary or beneficiaries; and
- Sufficient evidence that any legal impediments to payment that depend on parties other than us are resolved. Such legal impediments include, but are not limited to, the establishment of guardianships and conservatorships, the appointment and qualification of trustees, executors and administrators and our receipt of information required to satisfy state and federal reporting requirements.

We will pay interest on the Death Benefit Proceeds from the date of the Insured's death to the date of payment. Interest will be at a rate we declare, or at a higher rate required by law.

Guaranteed Death Benefit Rider

The optional Guaranteed Death Benefit Rider may be available and provide that the policy will not lapse even if the Net Account Value is not enough to pay the periodic fees and charges each month.

If available, the optional Guaranteed Death Benefit Rider may be selected only when you apply for the policy. There may be a separate monthly charge for this rider guarantee. **See Guaranteed Death Benefit Rider, page 47.**

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:

- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following optional riders may have an additional cost, but each rider may be cancelled at any time. *Adding or canceling riders may have tax consequences.* **See Modified Endowment Contracts, page 69.**

Additional Insured Rider. This rider provides death benefits upon the death of an insured person's spouse or child (or the partner or child if required by the civil union/domestic partnership laws of the state in which your policy is delivered). The additional insured person under this rider can be no older than age 85. You may add up to five Additional Insured Riders to your policy. We require proof of insurability for each additional insured person. Minimum coverage for each additional insured person is $10,000.00 for ages 0 to 15 and $50,000.00 for ages 16 and older. Maximum coverage for all additional insured persons is five times your Stated Death Benefit. There is no defined premium for a given amount of Additional Insured Rider coverage. Instead, we deduct a separate monthly cost of insurance charge from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage(s) multiplied by the Additional Insured Rider death benefit(s) in effect as of the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue age(s), gender(s) and risk class(es) of the additional insured person(s), as well as the length of time since the rider was added to your policy. For additional insured attained ages 16 and over, rates for this rider will not exceed the levels in the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Distinct Ultimate Mortality Table. For additional insured attained ages below 16, rates for this rider will not exceed the levels in the 2001 Commissioner's Standard Ordinary Sex Distinct, Smoker Composite Ultimate Mortality Table. **See the Rider Fees and Charges tables beginning on page 10 for the minimum rates, maximum rates and the rates for a representative additional insured person.**

Adjustable Term Insurance Rider. You may increase the amount of your insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs, with coverage generally not available until the beginning of the second policy year. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of Target Death Benefit. Generally, the minimum amount of Target Death Benefit under a policy is $100,000.00.

On the date the Adjustable Term Insurance Rider is added to your policy (the "rider effective date") the insured person generally can be no more than age 85. You specify your amount of Target Death Benefit when you apply for this rider. The amount of Target Death Benefit can be scheduled to change at the beginning of selected policy years. If you schedule increases in your Target Death Benefit, each increase must occur within five years of the rider effective date or the most recent previous increase. Scheduled increases generally must occur before age 85.

The Adjustable Term Insurance Rider benefit is the difference between the amount of your Total Death Benefit and your Base Death Benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your Base Death Benefit changes. Your Death Benefit Proceeds depend on which death benefit option is in effect.

Under Death Benefit Option 1, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 2, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus your Account Value; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under Death Benefit Option 3, the Total Death Benefit is the greater of:
- The amount of your Target Death Benefit plus the sum of the premium payments we have received minus partial withdrawals you have taken and partial withdrawal fees; or
- Your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under Death Benefit Option 1, assume your Base Death Benefit changes as a result of a change in your Account Value. The Adjustable Term Insurance Rider adjusts to provide Death Benefit Proceeds equal to your Total Death Benefit in each year:

Base Death Benefit	Total Insurance Coverage	Adjustable Term Insurance Benefit
$201,500.00	$250,000.00	$48,500.00
$202,500.00	$250,000.00	$47,500.00
$202,250.00	$250,000.00	$47,750.00

It is possible that the amount of your adjustable term insurance benefit may be zero if your Base Death Benefit increases enough. Using the same example, if the Base Death Benefit under your policy grew to $250,000.00 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if the Base Death Benefit later drops below the amount of your Target Death Benefit, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your Target Death Benefit.

Subject to the requirements outlined in the **Changes in the Amount of Your Insurance Coverage** section on page 36, once each policy year you may change the amount of your Adjustable Term Insurance Rider coverage (and thereby your Target Death Benefit) provided:

- No coverage under the Adjustable Term Insurance Rider is allowed during the first policy year;
- The minimum incremental increase in rider coverage generally must be at least 2.00% of your initial Target Death Benefit;
- The maximum incremental increase in rider coverage may not exceed the lesser of 25.00% of the amount of your initial Target Death Benefit or 200.00% of the most recent increase in rider coverage;
- All increases in rider coverage, in total, may not exceed the lesser of four times the amount of your initial Stated Death Benefit or $20,000,000.00; and
- On the effective date of any unscheduled increase in the amount of your Target Death Benefit, no more than 75.00% of your Target Death Benefit may be provided under the Adjustable Term Insurance Rider.

There may be underwriting or other requirements that must be met before we will approve coverage under the Adjustable Term Insurance Rider or any change to that coverage.

In certain circumstances we may choose to waive one or more of the issue requirements for and/or limitations on changes in Adjustable Term Insurance Rider Coverage, including those in which the policy is issued in relation to certain deferred compensation arrangements and other company approved advanced sales concepts. We will not unfairly discriminate in any such waiver.

Unless you request and we approve a new schedule of changes in the amount of your Target Death Benefit, any request to change the amount of your Target Death Benefit will automatically terminate all changes that were previously scheduled. After the change the amount of your Target Death Benefit will remain level and be equal to the amount in effect immediately following the change, unless you request and we approve a new schedule of Target Death Benefits.

Partial withdrawals, changes from Death Benefit Option 1 to Death Benefit Option 2 and decreases in the amount of your Stated Death Benefit may reduce the amount of your Target Death Benefit. **See Partial Withdrawals, page 63; and Changes in the Amount of Your Insurance Coverage, page 36.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct a separate monthly cost of insurance charge from your Account Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the Monthly Processing Date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender and risk class of the insured person, as well as the length of time since your rider effective date. **See the Rider Fees and Charges tables beginning on page 10 for the minimum and maximum Adjustable Term Insurance Rider cost of insurance charge rates and the rates for a representative insured person.**

The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just Stated Death Benefit coverage under the policy. Consult with your agent/registered representative about the appropriate usage of the Adjustable Term Insurance Rider in your particular situation.

If you increase the Target Death Benefit after the rider effective date, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk class even though satisfactory new evidence of insurability is required for the increase. **See Cost of Insurance, page 29.**

Not all policy features may apply to the Adjustable Term Insurance Rider. The rider does not contribute to the Account Value or to the Surrender Value. It does not affect investment performance and cannot be used for a loan. The Adjustable Term Insurance Rider provides benefits only at the insured person's death.

This rider will terminate on the earliest of the following dates:
- The date the policy lapses (the expiration date of the policy grace period without our receipt of the required premium payment);
- The date the policy is terminated or surrendered;
- The next Monthly Processing Date after we receive your written notice to cancel the rider; or
- The policy anniversary nearest the insured's 121st birthday.

Important Information About the Adjustable Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Adjustable Term Insurance Rider:

- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the Account Value. Accordingly, please be aware that some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider;
- **Features and Benefits.** Certain features and benefits are limited or unavailable if you have Adjustable Term Insurance Rider coverage; and
- **Compensation.** We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. **See *Distribution of the Policy*, page 83.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations.

Guaranteed Death Benefit Rider. The Guaranteed Death Benefit Rider provides a guarantee that your policy and any Adjustable Term Insurance Rider coverage will not lapse for the greater of 20 years or to age 65 provided:

- Your cumulative premium payments minus any partial withdrawals and any outstanding Loan Amount are at least equal to the sum of the guarantee period monthly premium to the next Monthly Processing Date; and
- Your Net Account Value meets one of the following diversification requirements:
  - ▷ Your Net Account Value is allocated to at least five investment options with no more than 35.00% invested in any one investment option; or
  - ▷ At least 65.00% of your Net Account Value is allocated among the Voya Global Perspectives®, Voya Retirement Growth, Voya Retirement Moderate Growth or Voya Retirement Moderate Portfolios.

Each month during the guarantee period we deduct a charge for this rider based on a rate that varies depending on the issue age of the insured person. The amount of this charge will be determined by dividing the amount of guaranteed coverage by 1,000 and multiplying the result by the rate set forth in your policy. The amount of guaranteed coverage equals the amount of your Target Death Benefit minus your Account Value. **See the Rider Fees and Charges tables beginning on page 10 for the minimum and maximum Guaranteed Death Benefit Rider charge rates and the rates for a representative insured person.**

You should consider the following when deciding whether to add the Guaranteed Death Benefit Rider to your policy:

- This rider is available for issue ages 25-75;
- You may add this rider only when you apply for the base policy and the guarantee period begins on the Policy Date;
- The guarantee period monthly premium required to keep this rider in effect is equal to $1/12^{th}$ of the guarantee period annual premium set forth in your policy schedule and will be based on monthly rates that vary according to the insured person's gender, risk class, age and death benefit option selected;
- If your policy benefits change, the guarantee period annual premium (and consequently your guarantee period monthly premium) for this rider will also change;
- Transfers between investment options that are made in response to our notice to you that your policy is not sufficiently diversified will not count as transfers for purposes of any limits or restrictions on transfers that we may impose (**see Transfers, page 56**);
- This rider covers only your base policy and Adjustable Term Insurance Rider, if any. If your policy and any Adjustable Term Insurance Rider are kept in force because of the guarantee under this rider, coverage under all other riders may terminate;
- This rider may not be available for certain risk classes;
- This rider cannot be added to a policy with Death Benefit Option 3;
- You may terminate this rider at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of this guarantee because we deduct your outstanding Loan Amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if this rider terminates, your policy will not necessarily lapse (**see Lapse, page 65**).

We will notify you if on any Monthly Processing Date you have not paid enough premium to keep this rider in force or your policy is not sufficiently diversified. If we do not receive the required premium payment or you do not adequately diversify your policy within 61 days from the date of our notice, this rider will terminate. If this rider terminates, it cannot be reinstated.

Waiver of Cost of Insurance Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period we waive the periodic fees and charges and rider charges during the disability period. The insured person must be no less than age 10 and no more than age 55. The cost of this rider is based on rates that vary based on several factors that may include the insured person's attained age. Rates for this rider generally increase each year after the first rider year until age 59 and generally decrease thereafter. **See the Rider Fees and Charges tables beginning on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.**

A policy may contain either the Waiver of Cost of Insurance Rider or the Waiver of Specified Premium Rider, but not both.

Waiver of Specified Premium Rider. If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period we credit a specified premium amount monthly to your policy during the disability period. Subject to our underwriting, you specify this amount on the application for the policy. The insured person must be no less than age 10 and no more than age 55. The minimum coverage under this rider is $25.00 per month. The cost of this rider is based on rates that vary based on several factors that may include the insured person's attained age. Rates for this rider generally increase each year after the first rider year until age 59 and generally decrease thereafter. **See the Rider Fees and Charges tables beginning on page 10 for the minimum rates, maximum rates and the rates for a representative insured person.**

A policy may contain either the Waiver of Specified Premium Rider or the Waiver of Cost of Insurance Rider, but not both.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically.

Accelerated Benefit Rider. Under certain circumstances, the Accelerated Benefit Rider allows you to accelerate payment of a portion of the eligible death benefit that we otherwise would pay upon the insured person's death.

Generally, we will provide an accelerated benefit under this rider if the insured person has one or more of the following:
- A non-correctable illness or physical condition that, with a reasonable degree of medical certainty, will result in the death of the insured person in less than 12 months from the date of receipt of certification by a physician;
- A medical condition that has required or requires extraordinary medical intervention without which the insured person would die. Such conditions may include, but are not limited to:
  ▷ A major organ transplant; and
  ▷ Continuous artificial life support.
- A medical condition that usually requires continuous confinement in an eligible institution and in which the insured person is expected to remain for the rest of his or her life; or
- A medical condition that would, in the absence of extensive or extraordinary medical treatment, result in a drastically limited life span. Such conditions may include, but are not limited to:
  ▷ Coronary artery disease resulting in an acute infarction or requiring surgery;
  ▷ Permanent neurological deficit resulting from cerebral vascular accident; or
  ▷ End stage renal failure.

Before we will pay an accelerated benefit under this rider we will require certification by a licensed physician that the insured person meets one or more of these conditions.

The maximum accelerated benefit available under this rider is the lesser of 50.00% of the eligible death benefit that would be payable at the death of the insured person or $1,000,000.00. The minimum available accelerated benefit is $10,000.00.

Consider the following when deciding whether to accelerate the death benefit under this rider:

- Only one accelerated benefit may be paid per policy to which this rider is attached;
- We assess an administrative charge of up to $300.00 when we pay the accelerated benefit **(see the Rider Fees and Charges tables beginning on page 10)**;
- The accelerated benefit will first be used to repay any outstanding Loan Amount. The remainder of the accelerated benefit (less the administrative charge) will be paid to you;
- Accelerating the death benefit will not affect the amount of premium payable on the policy nor the cost of insurance or other charges due under the policy;
- The accelerated benefit requested plus any amounts we pay to keep the policy in force plus interest as described below will be a lien against the policy and any additional term insurance rider benefits that are part of the eligible death benefit. When there is a lien against your policy:
  - ▷ The amount payable at the death of the insured under your policy and any additional term insurance rider benefits that are part of the eligible death benefit will be reduced by the amount of the lien;
  - ▷ Your access to the value of your policy, if any, through surrender, withdrawal or loan will be limited to the excess of the value of your policy over the amount of the lien;
  - ▷ You may not make any changes to your policy that would reduce the proceeds payable at death without written permission from us. We reserve the right to require you to repay all or part of the lien before you make any changes to your policy;
  - ▷ Any premiums or other payments required under the terms of the policy will continue to be due and payable and will be based upon the pre-accelerated benefit amount;
  - ▷ Any payments required to keep the policy in force (not including scheduled premiums, minimum monthly premiums or any other amount the payment of which will insure that the policy will not lapse notwithstanding the fact that the policy's Net Account Value is zero or less) that are not paid by you will be paid by us, and the amount of any such payments will be added to the amount of the lien; and
  - ▷ Interest on the amount of the lien accrues daily and is added to the amount of the lien. The maximum interest rate used will not be more than the greater of the current yield on 90 day treasury bills or the current maximum statutory adjustable policy loan interest rate **(see the Rider Fees and Charges tables beginning on page 10)**.
- There may be tax consequences to requesting payment under this rider, and you should consult with a tax and/or legal adviser for further information. **See Accelerated Benefit Rider, page 71.**

Certain conditions, limitations, and restrictions on your receipt of an accelerated benefit payment under this rider are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit which guarantees that your policy will not lapse even if your Surrender Value or Net Account Value, as applicable, is not enough to pay the periodic fees and charges when due. This rider may help you keep your policy in force and avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See *Distributions Other than Death Benefits,* page 69.**

You may exercise this rider by written request if all of the following conditions are met:
- You elected to have your policy meet the requirements of the guideline premium test **(see Death Benefit Qualification Tests, page 38)**;
- At least 15 years have elapsed since your Policy Date;
- You are at least age 75;
- Your outstanding Loan Amount is equal to or greater than the amount of your Stated Death Benefit (or Target Death Benefit, if greater);
- Your outstanding Loan Amount excluding any unearned loan interest does not exceed your Account Value less the transaction charge for this rider **(see Loan Division Value, page 54; see also Loan Interest, page 55)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 69)**; and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Guideline Premium Test, page 39)**.

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:
- On the Monthly Processing Date on or next following the date we receive your request to exercise this rider:
  - ▷ We will assess a one time transaction charge. This charge equals 3.50% of your Account Value **(see the Rider Fees and Charges tables beginning on page 10)**;
  - ▷ If Death Benefit Option 2 or 3 is in effect, the death benefit option will automatically be changed to Death Benefit Option 1 **(see Death Benefit Options, page 39)**;
  - ▷ The amount of insurance coverage after exercise of this rider will equal your Account Value (less the transaction charge) multiplied by the appropriate guideline premium test factor described in Appendix A;
  - ▷ Amounts allocated to the Subaccounts of the Separate Account will be transferred to the Guaranteed Interest Division; and
  - ▷ All other benefit riders will be terminated.

- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  - ▷ We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  - ▷ You may not make any further premium payments;
  - ▷ Any unpaid loan interest will be added to your Loan Division Value;
  - ▷ You may not make any future transfers from the Guaranteed Interest Division to the Subaccounts of the Separate Account;
  - ▷ You may not add any additional benefits by rider in the future; and
  - ▷ You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider may not be available in all states. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state.

Account Value

Your Account Value equals the sum of your Separate Account, Guaranteed Interest Division and Loan Division values. Your Account Value reflects:
- The Net Premium applied to your policy;
- Any rider benefits applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the Guaranteed Interest Division;
- The investment performance of the mutual funds underlying the Subaccounts of the Separate Account; and
- Interest earned on amounts held in the Loan Division.

Your Net Account Value equals the Account Value minus any Loan Amount.

Separate Account Value

Your Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Determining Values in the Subaccounts. The value of the amount invested in each Subaccount is measured by Accumulation Units and Accumulation Unit Values. The value of each Subaccount is the Accumulation Unit Value for that Subaccount multiplied by the number of Accumulation Units you own in that Subaccount. Each Subaccount has a different Accumulation Unit Value.

The Accumulation Unit Value is the value determined on each Valuation Date. The Accumulation Unit Value of each Subaccount varies with the investment performance of its underlying mutual fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A Valuation Date is a date on which a mutual fund values its shares and the New York Stock Exchange ("NYSE") is open for business, except for days on which valuations are suspended by the SEC. Each Valuation Date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of Valuation Date as needed in accordance with applicable federal securities laws and regulations.

You purchase Accumulation Units when you allocate premium or make transfers to a Subaccount (including transfers from the Loan Division) and when rider benefits are allocated to a Subaccount.

We redeem Accumulation Units:

- When amounts are transferred from a Subaccount (including transfers to the Loan Division);
- For the monthly deduction of the periodic fees and charges from your Account Value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the Death Benefit Proceeds.

To calculate the number of Accumulation Units purchased or sold we divide the dollar amount of your transaction by the Accumulation Unit Value for the Subaccount calculated at the close of business on the Valuation Date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at Customer Service in good order, so long as the date of receipt is a Valuation Date. We use the Accumulation Unit Value that is next calculated after we receive your premium or transaction request and we use the number of Accumulation Units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your Account Value on the Monthly Processing Date. If your Monthly Processing Date is not a Valuation Date, the monthly deduction is processed on the next Valuation Date.

The value of amounts allocated to the Subaccounts goes up or down depending on investment performance of the corresponding mutual funds. **There is no guaranteed minimum value of amounts invested in the Subaccounts of the Separate Account.**

How We Calculate Accumulation Unit Values. We determine the Accumulation Unit Value for each Subaccount on each Valuation Date.

We generally set the Accumulation Unit Value for a Subaccount at $10.00 when the Subaccount is first opened. After that, the Accumulation Unit Value on any Valuation Date is:
- The Accumulation Unit Value for the preceding Valuation Date; multiplied by
- The Subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each Subaccount every Valuation Date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that Valuation Date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous Valuation Date.

Guaranteed Interest Division Value

Your Guaranteed Interest Division value equals the Net Premium you allocate to the Guaranteed Interest Division, plus any rider benefits allocated to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value. **See The Guaranteed Interest Division, page 20.**

Loan Division Value

When you take a loan from your policy we transfer an amount equal to your loan to the Loan Division as collateral for your loan. The Loan Division is part of our general account and we credit interest to the amount held in the Loan Division. Your Loan Division Value on any Valuation Date is equal to:
- The Loan Division Value on the prior Valuation Date; plus
- Any loan interest credited to the Loan Division during the valuation period; plus
- The amount of any new loan taken during the valuation period; minus
- Any loan repayments, including the repayment of loan interest; plus
- The amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus
- The amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary. **See Loans, page 55.**

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan must be at least $500.00 and the maximum amount you may borrow is generally limited to the Net Surrender Value of your policy less the estimated monthly deduction for the next three months.

Your loan request must be directed to Customer Service. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each investment option in which your Net Account Value is allocated, including the Guaranteed Interest Division.

If you request an additional loan, we add the new loan to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the Loan Division with interest at an annual rate of 2.00%. Interest that we credit to the Loan Division becomes part of your Loan Division Value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is currently 2.75% in policy years one through ten (the maximum amount that may be charged) and 2.00% in all years thereafter (guaranteed not to exceed 2.15%). Loans with this reduced interest rate are called preferred loans. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your outstanding Loan Amount.

Loan Repayment. You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the Loan Division to the Subaccounts and Guaranteed Interest Division in the same proportion as your current premium allocation, unless you tell us otherwise.

Loan Amount. The Loan Amount on any date is equal to:
- Any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus
- New loans; plus
- Accrued but unpaid loan interest; minus
- Loan repayments.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:

- Failure to make loan repayments could cause your policy to lapse;
- A loan may cause the termination of the Guaranteed Death Benefit Rider because we deduct your outstanding Loan Amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the rider in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the Subaccounts and the interest guarantees of the Guaranteed Interest Division;
- Accruing loan interest will change your Account Value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your Account Value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding Loan Amount from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 69.**

Transfers

You currently may make an unlimited number of transfers of your Separate Account Value between the Subaccounts and to the Guaranteed Interest Division. Transfers are subject to any conditions, limits or charges (including fund redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the right to examine period, you may not make transfers until after your right to examine period ends;
- The minimum amount you may transfer is $100.00;
- If the amount remaining in the investment option after a transfer will be less than $100.00, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the Subaccounts or to the Guaranteed Interest Division will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services, who violate our excessive trading policy. **See Limits on Frequent or Disruptive Transfers, page 59.**

One transfer from the Guaranteed Interest Division to the Subaccounts of the Separate Account may be made each policy year, but only within 30 days after the policy anniversary. This transfer is limited to the greater of:

- 25.00% of your Guaranteed Interest Division value at the time of the first such transfer;
- The sum of the amounts transferred and partially withdrawn from the Guaranteed Interest Division during the prior policy year; or
- $100.00.

We reserve the right to liberalize these restrictions on transfers from the Guaranteed Interest Division, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the Valuation Date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000.00 invested in a Subaccount that invests in the Voya Limited Maturity Bond Portfolio or the Voya Government Liquid Assets Portfolio (the "source Subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of Subaccount value from the source Subaccount to one or more of the other Subaccounts. We do not permit transfers to the Guaranteed Interest Division or the Loan Division under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring Account Values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the Subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the right to examine period, dollar cost averaging begins after the end of your right to examine period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source Subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:

- The date you specify;
- The date your balance in the source Subaccount reaches a dollar amount you set;
- The date your balance in the source Subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source Subaccount to the other Subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your Separate Account and Guaranteed Interest Division values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your right to examine period if your state requires return of premium during the right to examine period). If you do not request a date, processing is on the last Valuation Date of the calendar quarter in which we receive your request in good order at Customer Service.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source Subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the Loan Division.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the Valuation Date that we receive it in good order at Customer Service. If you reduce the amount allocated to the Guaranteed Interest Division, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the Guaranteed Interest Division.

If you have a death benefit guarantee and you ask for an automatic rebalancing allocation that does not meet the death benefit guarantee diversification requirements, we will notify you and ask you for revised instructions. If you have a death benefit guarantee and you terminate automatic rebalancing, you still must meet the diversification requirements for the guarantee period to continue. **See Death Benefit Guarantee Rider, page 42.**

Although you may discontinue your automatic rebalancing program at any time, we reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a mutual fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the policy.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, partial withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000.00 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding policy owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or Account Value to the fund or all funds within the fund family.

Conversion to a Fixed Policy

During the first two policy years you may permanently convert your policy to a fixed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new fixed benefit policy, we will permanently transfer the amounts you have invested in the Subaccounts of the Separate Account to the Guaranteed Interest Division and allocate all future Net Premium to the Guaranteed Interest Division. After you exercise this right you may not allocate future premium payments or make transfers to the Subaccounts of the Separate Account. We do not charge for this change. Contact Customer Service or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's Surrender Value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $500.00. The maximum partial withdrawal you may take is the amount which leaves $500.00 as your Net Surrender Value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your partial withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the partial withdrawal.

A policy is "in corridor" if:
- Under Death Benefit Option 1, your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your Stated Death Benefit;
- Under Death Benefit Option 2, your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus your Account Value; or
- Under Death Benefit Option 3, your Account Value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your Stated Death Benefit plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of $10.00 for each partial withdrawal. **See Partial Withdrawal Fee, page 28.**

Unless you specify a different allocation, we will take partial withdrawals from the Guaranteed Interest Division and the Subaccounts of the Separate Account in the same proportion that your value in each has to your Net Account Value immediately before the partial withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the Guaranteed Interest Division may not exceed the amount of the total partial withdrawal multiplied by the ratio of your Guaranteed Interest Division Value to your Net Account Value immediately before the partial withdrawal.

Effects of a Partial Withdrawal. We will reduce your Account Value by the amount of the partial withdrawal plus the partial withdrawal fee. Your Account Value may also be reduced by the amount of a surrender charge if you take a partial withdrawal which decreases your Stated Death Benefit.

A partial withdrawal may also cause the termination of any optional Guaranteed Death Benefit Rider in effect because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the guarantee.

The amount of your Stated Death Benefit is not reduced by the amount of a partial withdrawal when the Base Death Benefit has been increased to qualify your policy as life insurance under the Internal Revenue Code and the amount withdrawn is not greater than that which reduces your Account Value to the level which no longer requires that the Base Death Benefit be increased for Internal Revenue Code purposes. Otherwise, depending upon the death benefit option in effect, a partial withdrawal may reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 1, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of the partial withdrawal.

Under Death Benefit Option 2, a partial withdrawal will not reduce the amount of your Stated Death Benefit.

Under Death Benefit Option 3, a partial withdrawal will reduce the amount of your Stated Death Benefit by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

If a partial withdrawal reduces the amount of Stated Death Benefit, the Target Death Benefit will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of Target Death Benefit after the partial withdrawal would be less than $100,000.00.

A reduction in the amount of Stated Death Benefit as a result of a partial withdrawal will be pro-rated among the existing coverage Segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 67.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its Net Surrender Value at any time after the right to examine period while the insured person is alive. Your Net Surrender Value is equal to your Surrender Value minus any outstanding Loan Amount. Your Surrender Value is equal to your Account Value minus any applicable surrender charge.

You may take your Net Surrender Value in other than one payment.

We compute your Net Surrender Value as of the Valuation Date Customer Service receives your policy and written surrender request in good order. All insurance coverage ends on the date we receive your surrender request and policy.

If you surrender your policy we may deduct a surrender charge. **See Surrender Charge, page 28.** Surrender of your policy may have adverse tax consequences. See ***Distributions Other than Death Benefits*, page 69.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any Monthly Processing Date:
- An optional Guaranteed Death Benefit Rider is in effect;
- Your Net Account Value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your Account Value exceeds your outstanding Loan Amount.

Grace Period. If on a Monthly Processing Date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments and then we deduct the overdue amounts from your Account Value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining Separate Account and Guaranteed Interest Division values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period, we pay Death Benefit Proceeds to your beneficiaries with reductions for your outstanding Loan Amount and periodic fees and charges owed.

During the early policy years your Net Account Value may not be enough to cover the periodic fees and charges due each month, and you may need to pay sufficient premium to keep the death benefit guarantee in force. **See Premium Payments, page 23.**

If your policy lapses, any distribution of Account Value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 69.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders (other than the Guaranteed Death Benefit Rider) by written request any time within five years after it has lapsed and before the insured person reaches age 121. A policy that was surrendered may not be reinstated.

To reinstate the policy and available riders you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the grace period and for at least two months after reinstatement. When we reinstate your policy we reinstate the surrender charges for the amount and time remaining as if your coverage had not lapsed. If you had a loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued but unpaid loan interest to the date of lapse.

When a policy is reinstated, unless otherwise directed by you, we will allocate the Net Premium received to the Subaccounts of the Separate Account and the Guaranteed Interest Division according to the premium allocation instructions in effect at the start of the grace period. Your Account Value on the reinstatement date will equal:
- The Account Value at the end of the grace period; plus
- The Net Premium paid on reinstatement; minus
- Any unpaid fees and charges through the end of the grace period.

A policy that lapses and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. You should consult with a tax and/or legal adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 69.**

TAX CONSIDERATIONS

The following summary provides a general description of the U.S. federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications or state, local and foreign taxes or other tax situations. We have written this discussion to support the promotion and marketing of our products, and we do not intend it as tax advice. This summary is not intended to and cannot be used to avoid any tax penalties that may be imposed upon you. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the IRS. We cannot make any guarantee regarding the tax treatment of any policy or policy transaction.

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits or deductions attributable to the Separate Account will first be used to reduce any income taxes imposed on the Separate Account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Separate Account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the Separate Account, then we may impose a charge against the Separate Account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 38**. If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 68.** If we return premium in order to bring your policy into compliance with the requirements of Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect.

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our Separate Account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the IRS has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each Subaccount and its corresponding mutual fund must meet certain tests. If these tests are not met your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each Subaccount's corresponding mutual fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a Subaccount's corresponding mutual fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from, those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your account values. These differences could result in the IRS treating you as the owner of a proportional share of the Separate Account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a proportional share of the Separate Account assets or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of those taxes and you should consult a tax and/or legal adviser.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the Account Value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a tax and/or legal adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract as described below. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:
- All distributions other than death benefits, including distributions upon surrender and partial withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value, determined without regard to any surrender charges, and the investment in the policy;

- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, and are taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10.00% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to a policy owned by an individual where the distributions are:
  - ▷ Made on or after the date on which the taxpayer attains age 59½;
  - ▷ Attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or
  - ▷ Part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax and/or legal adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, unless you have indicated otherwise, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded on a last-in, first-out basis and may be taken from the investment options in which your Account Value is allocated based on your premium allocation in effect.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax and/or legal adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10.00% additional income tax penalty.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax and/or legal adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (preferred loans are loans where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a tax and/or legal adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly. If your policy has large outstanding policy loans, you may have to choose between paying high premiums to keep the policy from lapsing and paying significant income tax if you allow the policy to lapse.

Accelerated Benefit Rider

The benefit payments under the Accelerated Benefit Rider are intended to be fully excludable from the gross income of the recipient if the recipient is the insured under the policy or is an individual who has no business or financial connection with the insured. **(See Accelerated Benefit Rider, page 49, for more information about this rider.)** However, you should consult a tax and/or legal adviser about the consequences of requesting payment under this rider.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. We accept Section 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a tax and/or legal adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a tax and/or legal adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to return or refuse to accept all or part of your premium payments or to change your death benefit. We may reject any policy request, including a partial withdrawal request, if it would cause your policy to fail to qualify as life insurance or would cause us to return premium to you. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes. Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Use in Various Plans and Arrangements

Policy owners may use the policy in various arrangements, including:
- Certain qualified plans;
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance arrangements;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans or arrangements.

The tax consequences of these arrangements may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a tax and/or legal adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

Congress has enacted rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20.00% owner, or an officer, director or employee of a trade or business.) In addition, in certain instances a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if a business is subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax and/or legal adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. However, if you reside in the U.S., we generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Life Insurance Purchases by Non-Resident Aliens

If you or your beneficiary is a non-resident alien, U.S. federal withholding on taxable distributions or death benefits will generally be at a 30.00% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult a tax and/or legal adviser before purchasing a policy.

Ownership and Beneficiary Designations

Ownership and beneficiary designations, including change of either, may have consequences under federal, state and local income, estate, inheritance, gift, generation-skipping and other tax laws. The individual situation of each policy owner or beneficiary will determine the extent, if any, of these taxes and you should consult a tax and/or legal adviser.

Same-Sex Marriages

The policy provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the policy's death benefit and any joint-life coverage under a living benefit. All policy provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the Account Value or the Net Account Value. You should consult a tax and/or legal adviser for guidance as to the appropriate methodology for determining the fair market value of your policy.

You should consult legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Provisions

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the Policy Date. On the Policy Date, the insured person can generally be no more than age 85.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay Death Benefit Proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded by Customer Service. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the Death Benefit Proceeds. Other surviving beneficiaries receive Death Benefit Proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the Death Benefit Proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the Death Benefit Proceeds to you or to your estate, as owner. If a beneficiary is a minor, the Death Benefit Proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the insured person's lifetime. We pay Death Benefit Proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters*, page 71.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters*, page 71.**

Incontestability

After your policy has been in force during the lifetime of the insured person for two years from the date of issue, we will not contest its validity except for nonpayment of premium. Likewise, after your policy has been in force during the lifetime of the insured person for two years from the effective date of any new coverage segment or benefit or from the date of reinstatement, we will not contest its validity except for nonpayment of premium.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount that would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your Account Value on the last Monthly Processing Date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane) within two years of the date of issue, unless otherwise required by law, we limit Death Benefit Proceeds to:
- The total premium we receive to the time of death; minus
- Any outstanding Loan Amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage Segment or other increase if the insured person commits suicide (while sane or insane) within two years of the effective date of a new coverage Segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges that were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000.00, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 65. See also Premium Payments Affect Your Coverage, page 24.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on policy owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Policy owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling 1-877-253-5050.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy value. For instance, cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your policy that result from cyber-attacks or information security breaches in the future.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death Benefit Proceeds;
- Surrender Value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The NYSE is closed for trading;
- Trading on the NYSE is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the Subaccounts or to determine the value of a Subaccount's assets; and
- A governmental body with jurisdiction over the Separate Account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist. Payment of benefits or values may also be delayed or suspended as required by court order or regulatory proceeding.

We execute transfers among the Subaccounts as of the Valuation Date Customer Service receives your request.

We determine the death benefit as of the date of the insured person's death. The Death Benefit Proceeds are not affected by subsequent changes in the value of the Subaccounts.

We may delay payment from our Guaranteed Interest Division for up to six months, unless law requires otherwise, of surrender proceeds, partial withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Payment of Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address listed on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the policy.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges may be provided to you and your agent/registered representative and his/her assistant. You may request such privileges for yourself and you may authorize us to grant such privileges to your agent/registered representative and his/her assistant by making the appropriate election(s) on your application or by contacting Customer Service.

Telephone privileges allow you or your agent/registered representative and his/her assistant to call Customer Service to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Customer Service uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we reasonably believe telephone instructions to be genuine, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 59.**

You may revoke these privileges at any time by writing to Customer Service.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request in writing.

Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the Subaccounts and funds. Past performance is not indicative of future performance of the Subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain Subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the Net Surrender Value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the Death Benefit Proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the Subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. The declared interest rate will never be less than 2.00%, and any declared interest rate will be in effect for at least 12 months. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20.00 and the total proceeds must be at least $2,000.00.

The following settlement options are available:
- **Settlement Option I:** Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year for a designated period that may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest as described below;
- **Settlement Option II:** Life Income with Payouts for a Designated Period. Based on your selection, we will pay annual, semi-annual, quarterly or monthly installments per year throughout the payee's lifetime or, if longer, for a period of 5, 10, 15 or 20 years. The installment dollar amounts will be equal except for any excess interest as described below;

- **Settlement Option III:** Hold at Interest. You may leave amounts on deposit with us that we will pay on the death of the payee, or at any earlier date you select. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. You select whether interest will be left on deposit with us and accumulated or paid to you in monthly, quarterly, semi-annual or annual payments each year. You may not leave any amount on deposit for more than 30 years;
- **Settlement Option IV:** Payouts of a Designated Amount. Based on your selection, we will pay a designated amount in annual, semi-annual, quarterly or monthly equal installments per year until the proceeds, together with interest at the rate declared by us or at any higher rate required by law, are exhausted; and
- **Settlement Option V:** Other. Settlement may be made in any other manner as agreed in writing between you (or the beneficiary) and us.

As a general rule, more frequent payments will result in smaller individual payments. Likewise, payments that are anticipated over a longer period of time will also result in smaller individual payments.

If none of these settlement options have been elected, your Net Surrender Value or the Death Benefit Proceeds will be paid in one lump-sum payment.

Payment of Net Surrender Value or Death Benefit Proceeds

Subject to the conditions and requirements of state law, full payment of your Net Surrender Value or the Death Benefit Proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown on page 2 of this prospectus. Beneficiaries should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See Payment of Death Benefit Proceeds – The Retained Asset Account, page 79, for more information about the retained asset account.**

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, Account and Surrender Values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the mutual funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your Account Values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. Unless prohibited under state law, we may assess a charge not to exceed $25.00 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 28.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call Customer Service toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with Voya America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. Voya America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of FINRA. Its principal office is located at One Orange Way, Windsor, Connecticut 06095.

Voya America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2016, 2015 and 2014, the aggregate amount of underwriting commissions we paid to Voya America Equities, Inc. was $8,863,979.00, $11,414,036.00 and $12,296,124.00, respectively.

Voya America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy and part of that payment goes to your agent/registered representative.

Voya Financial Advisors, Inc., an affiliated broker-dealer, has entered into an agreement with Voya America Equities, Inc. for the sale of our variable life products.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount and a percentage of premium we receive for the policy in excess of the target premium amount. We pay up to 90.00% of premium received up to target premium and 5.00% of premium received in excess of target premium received in the first segment year and 5.00% of premium received in renewal segment years two through ten and lower thereafter. We pay up to 0.10% of the average Net Account Value in the eleventh through twentieth segment years and 0.05% thereafter (trail commission).

Supplemental or wholesaling commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of such commissions that we pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental commissions that we may pay is 60.00%.

Generally, the commissions paid on premiums for Stated Death Benefit coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the appropriate usage of the Adjustable Term Insurance Rider for your particular situation.

In addition to the sales compensation described above, Voya America Equities, Inc. or the company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:
- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2016, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received and by total commissions paid:
- Voya Financial Advisors, Inc.;
- M Holdings Securities, Inc.;
- Raymond James Financial Services, Inc.;
- LPL Financial Corporation;
- Kestra Investment Services, LLC;
- First Heartland Capital, Inc.;
- Lincoln Investment Planning, Inc.;
- P.J. Robb Variable Corporation;
- Cetera Advisor Networks LLC;
- Packerland Brokerage Services, Inc.;
- Centaurus Financial, Inc.;
- M Financial Holdings, Inc.;
- Raymond James and Associates, Inc.;
- National Planning Corporation;
- The Leaders Group, Inc.;
- Royal Alliance Associates Inc.;
- Cambridge Investment Research Inc.;
- Ameriprise Financial Services Inc.;
- Stanley Laman Group Securities, LLC;
- SII Investments Inc.;
- Triad Advisors, Inc.;
- Commonwealth Financial Network®;
- Sagepoint Financial, Inc.;
- Cetera Advisors LLC; and
- Purshe Kaplan Sterling Investment, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the company's ability to meet its obligations under the policy, Voya America Equities, Inc.'s ability to distribute the policy or upon the Separate Account.

- **Litigation.** Notwithstanding the foregoing, the company and/or Voya America Equities, Inc., is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the company and its affiliates, including Voya America Equities, Inc., periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the company or the financial services industry. It is the practice of the company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the company or subject the company to settlement payments, fines, penalties and other financial consequences, as well as changes to the company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the company's results of operations or cash flows in a particular quarterly or annual period.

Financial Statements

Financial statements of the Separate Account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact Customer Service at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0 – 40	2.50	48	1.97	56	1.46	64	1.22	72	1.11
41	2.43	49	1.91	57	1.42	65	1.20	73	1.09
42	2.36	50	1.85	58	1.38	66	1.19	74	1.07
43	2.29	51	1.78	59	1.34	67	1.18	75 – 90	1.05
44	2.22	52	1.71	60	1.30	68	1.17	91	1.04
45	2.15	53	1.64	61	1.28	69	1.16	92	1.03
46	2.09	54	1.57	62	1.26	70	1.15	93	1.02
47	2.03	55	1.50	63	1.24	71	1.13	94	1.01
								95 +	1.00

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the Account Value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy and the 2001 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, gender and risk class of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age, gender and risk class.

APPENDIX B

Funds Currently Available Through the Separate Account

The following chart lists the mutual funds that are currently available through the Subaccounts of the Separate Account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Account Value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
M Capital Appreciation Fund **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Frontier Capital Management Company, LLC	Seeks to provide maximum capital appreciation.
M International Equity Fund **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** Northern Cross, LLC	Seeks to provide long-term capital appreciation.
M Large Cap Growth Fund **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** DSM Capital Partners LLC	Seeks to provide long-term capital appreciation.
M Large Cap Value Fund **Investment Adviser:** M Financial Investment Advisers, Inc. **Subadviser:** AJO, LP	Seeks to provide long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® **Investment Adviser:** Neuberger Berman Investment Advisers LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Liquid Assets Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Limited Maturity Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution Moderately Aggressive Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.
Voya U.S. Stock Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks total return.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® FMR® Diversified Mid Cap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Fidelity Management & Research Company **(FMR® is a registered service mark of FMR LLC. Used with permission.)**	Seeks long-term growth of capital.
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadvisers:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® T. Rowe Price International Stock Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadvisers: T. Rowe Price Associates, Inc.
	Seeks long-term growth of capital.

VY® Templeton Foreign Equity Portfolio
 	
  Investment Adviser: Voya Investments, LLC
 	
  Subadvisers: Templeton Investment Counsel, LLC
	Seeks long-term capital growth.

APPENDIX C

The Subaccount that invests in the following mutual fund has been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® JPMorgan Mid Cap Value Portfolio (Class I)	Seeks growth from capital appreciation.
Investment Adviser: Voya Investments, LLC	
Subadvisers: J.P. Morgan Investment Management Inc.	

Policy owners who have Account Value allocated to the Subaccount that corresponds to this fund may leave their Account Value in this Subaccount, but future allocations and transfers into it are prohibited. If your most recent premium allocation instructions include the Subaccount that corresponds to this fund, premium received that would have been allocated to the Subaccount corresponding to this fund may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting:

> **Customer Service**
> **P.O. Box 5065**
> **Minot, North Dakota 58702-5065**
> **1-877-253-5050**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 65, for more information about how to keep your policy from lapsing. See also Reinstatement, page 66, for information about how to put your policy back in force if it has lapsed.**

APPENDIX D

Glossary of Important Terms

This glossary identifies some of the important terms that we have used throughout this prospectus and that have special meaning. See also the **Terms to Understand** section on page 2 of the prospectus, which provides page references to where many of the terms are defined and discussed more fully.

Account Value: The Account Value is equal to the value of: (1) amounts allocated to the Subaccounts of the Separate Account; plus (2) amounts allocated to the Guaranteed Interest Division; plus (3) any amounts set aside in the Loan Division.

Accumulation Unit: An Accumulation Unit is a unit of measurement used to calculate the Account Value in each Subaccount of the Separate Account.

Accumulation Unit Value: The Accumulation Unit Value of a Subaccount of the Separate Account is determined as of each Valuation Date. We use an Accumulation Unit Value to measure the experience of each Subaccount of the Separate Account during a valuation period. The Accumulation Unit Value for a Valuation Date equals the Accumulation Unit Value for the preceding Valuation Date multiplied by the accumulation experience factor for the valuation period ending on the Valuation Date.

Age: Age is the age of the insured person on his or her birthday nearest the Policy Date. We issue your policy at the age shown in your Schedule.

Attained Age: Attained age is the insured person's age as of the Policy Date plus the number of completed policy years.

Base Death Benefit: The Base Death Benefit is the death benefit of your policy and does not include any additional death benefit provided by riders attached to your policy, if any. We calculate the Base Death Benefit according to one of three death benefit options.

Death Benefit Proceeds: Death Benefit Proceeds equals: (1) the Total Death Benefit in effect on the date of the Insured's death; minus (2) any outstanding Loan Amount; minus (3) any outstanding fees and charges incurred before the insured person's death; and minus (4) any outstanding accelerated benefit lien including accrued lien interest.

General Account: The general account holds all of our assets other than those held in the Separate Account or our other separate accounts. The Guaranteed Interest Division is a part of the general account and provides guarantees of principal and interest. The Loan Division is also part of the general account.

Grace Period: The grace period is the 61 day period after which your policy will lapse unless you make a required premium payment. The grace period will begin on a Monthly Processing Date if on that date the Net Account Value is zero or less.

Guaranteed Interest Division: The Guaranteed Interest Division is another investment option to which you may allocate all or part of the Account Value. The value of the Guaranteed Interest Division is equal to amounts allocated to this division plus any credited interest minus deductions taken from this division.

Guaranteed Interest Division Value: The Guaranteed Interest Division Value equals the Net Premium you allocate to the Guaranteed Interest Division, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your Account Value.

Initial Period: The initial period begins on the Investment Date and ends on the date we mail your policy to you plus five days and plus the right to examine period.

Insured Person: The insured person is the person whose life is insured by your policy. The insured person may or may not be the owner of your policy.

Investment Date: The Investment Date is the first date on which we allocate the Net Premium payment to your policy. We will allocate the initial Net Premium to your policy at the end of the valuation period during which all of the following requirements are satisfied: (1) we receive the amount of premium required for coverage to begin under your policy; (2) we have approved your policy for issue; and (3) Customer Service has received all completed issue requirements.

Loan Amount: The Loan Amount equals: (1) any outstanding loan plus accrued loan interest as of the beginning of the policy year; plus (2) new loans; plus (3) accrued but unpaid loan interest; minus (4) loan repayments.

Loan Division: The Loan Division is the part of the general account in which funds are set aside to secure payment of any Loan Amount.

Loan Division Value: The Loan Division value is determined as of each Valuation Date. The Loan Division Value for a Valuation Date equals: (1) the Loan Division Value on the prior Valuation Date; plus (2) any loan interest credited to the Loan Division during the valuation period; plus (3) the amount of any new loan taken during the valuation period; minus (4) any loan repayments, including the repayment of loan interest; plus (5) the amount of accrued and unpaid loan interest if the Valuation Date is a policy anniversary; minus (6) the amount of loan interest credited to the Loan Division during the prior policy year if the Valuation Date is a policy anniversary.

Monthly Deduction: The monthly deduction is equal to the monthly cost of insurance charge, policy charge, administrative charge and mortality and expense risk charge for your policy and the monthly charges, if any, for additional benefits provided by your riders.

Monthly Processing Date: The Monthly Processing Date is the date each month on which the monthly deduction from the Account Value is due. The first Monthly Processing Date is the Policy Date or the Investment Date, if later. Subsequent Monthly Processing Dates are the same calendar day of each month as the Policy Date. If that date is not a Valuation Date, the Monthly Processing Date will be the next Valuation Date.

Net Account Value: The Net Account Value is equal to: (1) the Account Value; minus (2) any Loan Amount.

Net Premium: Net Premium equals: (1) the premium received; minus (2) the premium expense charge. We deduct this charge from each premium before allocating the premium to the Account Value.

Net Surrender Value: The Net Surrender Value equals: (1) the Surrender Value; minus (2) any Loan Amount.

Policy Date: The Policy Date is the date from which we measure policy years, policy months and policy anniversaries, and it determines the Monthly Processing Date. It is the date coverage under the policy begins.

Right to Examine Period: The right to examine period is the number of days after delivery of your policy during which you have the right to examine your policy and return it for a refund.

Scheduled Premium: Scheduled premium is the amount that you indicate on your application as the amount you intend to pay at fixed intervals over a certain period. You may specify the interval as monthly, quarterly, semiannually or annually.

Segment: A Segment is a piece of death benefit coverage. Each increase in the Stated Death Benefit (other than due to a death benefit option change) will create a new Segment.

Separate Account: The Separate Account is an account established by us, pursuant to the laws of the State of Colorado, to separate the assets funding the benefits for the class of policies to which this policy belongs from our other assets. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940.

Separate Account Value: The Separate Account Value equals your Account Value attributable to amounts invested in the Subaccounts of the Separate Account.

Stated Death Benefit: The Stated Death Benefit is the sum of the Segments under your policy. The Stated Death Benefit changes when there is an increase, decrease or a transaction that causes your policy to change.

Subaccounts: We divide the Separate Account into Subaccounts, each of which invests in a corresponding underlying mutual fund. The current eligible Subaccounts are shown in this prospectus. From time to time, we may add additional Subaccounts. If we do, we may allow you to choose from these other Subaccounts subject to the terms and conditions we may impose on your premium allocations.

Surrender Value: Surrender Value is equal to: (1) the Account Value; minus (2) surrender charges, if any.

Target Death Benefit: The Target Death Benefit is an amount of death benefit coverage scheduled by you at issue and it may vary by year. If you do not have the Adjustable Term Insurance Rider, the Target Death Benefit in all years is the same as the Stated Death Benefit.

Target Premium: Target premium for each Segment of Stated Death Benefit is actuarially determined based on the age, gender and risk class of the insured person. The target premium is used to determine the sales compensation we pay. Payment of the target premium does not guarantee that your policy will not lapse, and you may need to pay additional premiums to keep your policy in force.

Total Death Benefit: The Total Death Benefit is equal to the Base Death Benefit, plus the death benefit from your Adjustable Term Insurance Rider, if any.

Valuation Date: A Valuation Date is each date on which the Accumulation Unit Value of the Subaccounts of the Separate Account and the net asset value of the shares of the corresponding mutual funds are determined. Currently, these values are determined after the close of business of the NYSE on any normal business day, Monday through Friday, when the NYSE is open for trading.

Valuation Period: A valuation period is the period that begins at 4:00 p.m. Eastern time on a Valuation Date and ends at 4:00 p.m. Eastern time on the next Valuation Date.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the Separate Account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** – The SAI contains more specific information about the Separate Account and the policy, as well as the financial statements of the Separate Account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** – A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, Account Value and Surrender Value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25.00 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 28.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact:

> **Customer Service**
> **P.O. Box 5065**
> **Minot, ND 58702-5065**
> **1-877-253-5050**
> **www.voyalifecustomerservice.com**

If you received a summary prospectus for any of the mutual funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. Additional information about us, the Separate Account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-168047.

1940 Act File No. 811-08292
1933 Act File No. 333-168047

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY


Statement of Additional Information Dated May 1, 2017

VOYA VUL-DB
A Flexible Premium Adjustable Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Voya VUL-DB prospectus dated May 1, 2017. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company ("Security Life," "we," "us," "our," and the "company") issues the Voya VUL-DB policy and is responsible for providing the policy's insurance benefits. All guarantees and benefits provided under the policy that are not related to the Separate Account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 8055 East Tufts Avenue, Suite 710, Denver, Colorado 80237.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We established the Security Life Separate Account L1 (the "Separate Account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available Subaccounts of the Separate Account. Each Subaccount invests in shares of a corresponding mutual fund at net asset value. We may make additions to, deletions from or substitutions of available mutual funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the mutual funds or affiliates of the mutual funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the Separate Account. As custodian, the company holds cash balances for the Separate Account pending investment in the mutual funds or distribution. The mutual funds in whose shares the assets of the Subaccounts of the Separate Account are invested each have custodians, as discussed in the respective mutual fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the Subaccounts of the Separate Account and the mutual funds available for investment through the Subaccounts of the Separate Account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the Subaccounts of the Separate Account and the corresponding mutual funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the mutual fund has been in existence for these periods) and since the inception date of the mutual fund (if the mutual fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a Subaccount commenced operation. We will calculate such performance information based on the assumption that the Subaccounts were in existence for the same periods as those indicated for the mutual funds, with the level of charges at the Separate Account level that were in effect at the inception of the Subaccounts. Performance information will be specific to the class of mutual fund shares offered through the policy, however, for periods prior to the date a class of mutual fund shares commenced operations, performance information may be based on a different class of shares of the same mutual fund. In this case, performance for the periods prior to the date a class of mutual fund shares commenced operations will be adjusted by the mutual fund fees and expenses associated with the class of mutual fund shares offered through the policy.

We may compare performance of the Subaccounts and/or the mutual funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the Subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each Subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each Subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and Separate Account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the mutual funds of 0.00% and other percentages not to exceed 12.00% or on the actual historical experience of the mutual funds as if the Subaccounts had been in existence and a policy issued for the same periods as those indicated for the mutual funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting Customer Service at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2016, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

The financial statements of the Separate Account reflect the operations of the Separate Account as of and for the year ended December 31, 2016, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2015, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. The statutory basis financial statements of the Company as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

FINANCIAL STATEMENTS

Security Life of Denver Insurance Company

Security Life Separate Account L1

Year Ended December 31, 2016

with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year Ended December 31, 2016

Contents

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants of
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2016, of Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account"), and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2016 and 2015. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2016, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2016, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2016 and 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston Massachusetts
April 7, 2017

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth- Income Fund - Class 2	International Fund - Class 2	BlackRock Global Allocation V.I. Fund - Class III
Assets					
Investments in mutual funds					
at fair value	$ 5,387	$ 53,559	$ 33,608	$ 46,052	$ 10,991
Total assets	5,387	53,559	33,608	46,052	10,991
Net assets	$ 5,387	$ 53,559	$ 33,608	$ 46,052	$ 10,991
Total number of mutual fund shares	155,775	800,350	763,821	2,747,703	822,034
Cost of mutual fund shares	$ 4,219	$ 49,735	$ 30,121	$ 49,197	$ 11,851

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	M Capital Appreciation Fund	M International Equity Fund
Assets					
Investments in mutual funds at fair value	$ 6,574	$ 25,906	$ 183	$ 9,495	$ 8,275
Total assets	6,574	25,906	183	9,495	8,275
Net assets	$ 6,574	$ 25,906	$ 183	$ 9,495	$ 8,275
Total number of mutual fund shares	300,741	784,070	14,501	324,266	744,132
Cost of mutual fund shares	$ 6,704	$ 24,256	$ 180	$ 8,969	$ 8,635

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	M Large Cap Growth Fund	M Large Cap Value Fund	Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	Van Eck VIP Global Hard Assets Fund - Initial Class	Voya Balanced Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 2,956	$ 2,470	$ 1,521	$ 896	$ 10,013
Total assets	2,956	2,470	1,521	896	10,013
Net assets	$ 2,956	$ 2,470	$ 1,521	$ 896	$ 10,013
Total number of mutual fund shares	148,014	191,636	67,371	37,124	670,695
Cost of mutual fund shares	$ 3,554	$ 2,528	$ 1,289	$ 1,039	$ 8,822

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class I	Voya Government Liquid Assets Portfolio - Class I	Voya Government Liquid Assets Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 69,907	$ 8,324	$ 26,423	$ 17,967	$ 39,997
Total assets	69,907	8,324	26,423	17,967	39,997
Net assets	$ 69,907	$ 8,324	$ 26,423	$ 17,967	$ 39,997
Total number of mutual fund shares	5,521,847	805,001	26,423,461	17,966,996	2,306,639
Cost of mutual fund shares	$ 70,842	$ 8,278	$ 26,423	$ 17,967	$ 41,296

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class	Voya Retirement Moderate Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 16,053	$ 33,533	$ 1,844	$ 31,016	$ 14,818
Total assets	16,053	33,533	1,844	31,016	14,818
Net assets	$ 16,053	$ 33,533	$ 1,844	$ 31,016	$ 14,818
Total number of mutual fund shares	1,337,735	3,339,914	123,815	2,353,256	1,217,603
Cost of mutual fund shares	$ 16,327	$ 34,000	$ 1,801	$ 26,792	$ 14,337

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 8,028	$ 167,819	$ 10,562	$ 14,831	$ 13,351
Total assets	8,028	167,819	10,562	14,831	13,351
Net assets	$ 8,028	$ 167,819	$ 10,562	$ 14,831	$ 13,351
Total number of mutual fund shares	699,295	12,169,605	905,855	953,177	495,601
Cost of mutual fund shares	$ 8,363	$ 144,905	$ 10,654	$ 16,052	$ 12,952

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 26,095	$ 32,058	$ 69,158	$ 28,884	$ 8,519
Total assets	26,095	32,058	69,158	28,884	8,519
Net assets	$ 26,095	$ 32,058	$ 69,158	$ 28,884	$ 8,519
Total number of mutual fund shares	1,726,984	1,636,435	2,713,151	2,085,467	664,547
Cost of mutual fund shares	$ 29,846	$ 28,126	$ 70,542	$ 28,679	$ 8,235

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 14,243	$ 3,021	$ 63	$ 9,998	$ 10,164
Total assets	14,243	3,021	63	9,998	10,164
Net assets	$ 14,243	$ 3,021	$ 63	$ 9,998	$ 10,164
Total number of mutual fund shares	1,368,208	255,344	4,928	371,406	533,526
Cost of mutual fund shares	$ 15,170	$ 3,005	$ 59	$ 10,699	$ 8,476

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 7,558	$ 9,331	$ 15,818	$ 10,111	$ 23,621
Total assets	7,558	9,331	15,818	10,111	23,621
Net assets	$ 7,558	$ 9,331	$ 15,818	$ 10,111	$ 23,621
Total number of mutual fund shares	432,635	208,012	800,928	610,545	2,020,612
Cost of mutual fund shares	$ 6,520	$ 9,600	$ 15,993	$ 11,435	$ 23,066

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 37,754	$ 11,147	$ 62	$ 242	$ 1,029
Total assets	37,754	11,147	62	242	1,029
Net assets	$ 37,754	$ 11,147	$ 62	$ 242	$ 1,029
Total number of mutual fund shares	3,764,060	1,012,413	4,979	17,470	78,090
Cost of mutual fund shares	$ 37,873	$ 10,906	$ 55	$ 147	$ 772

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Global Equity Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 7,832	$ 11,181	$ 16,264	$ 12,602	$ 8,685
Total assets	7,832	11,181	16,264	12,602	8,685
Net assets	$ 7,832	$ 11,181	$ 16,264	$ 12,602	$ 8,685
Total number of mutual fund shares	281,003	1,214,050	672,364	576,223	322,729
Cost of mutual fund shares	$ 7,973	$ 11,420	$ 10,485	$ 12,416	$ 6,846

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 21,556	$ 36,096	$ 5,898	$ 6,644	$ 4,722
Total assets	21,556	36,096	5,898	6,644	4,722
Net assets	$ 21,556	$ 36,096	$ 5,898	$ 6,644	$ 4,722
Total number of mutual fund shares	2,463,539	1,325,116	338,759	316,217	165,618
Cost of mutual fund shares	$ 22,686	$ 23,821	$ 5,235	$ 5,733	$ 4,609

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
As of December 31, 2016
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 5,501	$ 14,765	$ 7,405	$ 2,339	$ 7,011
Total assets	5,501	14,765	7,405	2,339	7,011
Net assets	$ 5,501	$ 14,765	$ 7,405	$ 2,339	$ 7,011
Total number of mutual fund shares	368,934	682,624	703,202	189,509	273,322
Cost of mutual fund shares	$ 5,390	$ 12,659	$ 7,527	$ 2,150	$ 7,149

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2	BlackRock Global Allocation V.I.Fund - Class III
Net investment income (loss)					
Investment Income:					
Dividends	$ 41	$ 400	$ 473	$ 631	$ 134
Expenses:					
Mortality and expense risk charges	36	129	81	113	17
Total expenses	36	129	81	113	17
Net investment income (loss)	5	271	392	518	117
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	184	2,568	1,281	234	(424)
Capital gains distributions	364	4,670	3,490	3,878	—
Total realized gain (loss) on investments and capital gains distributions	548	7,238	4,771	4,112	(424)
Net unrealized appreciation (depreciation) of investments	(58)	(2,923)	(1,793)	(3,064)	684
Net realized and unrealized gain (loss) on investments	490	4,315	2,978	1,048	260
Net increase (decrease) in net assets resulting from operations	$ 495	$ 4,586	$ 3,370	$ 1,566	$ 377

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	M Capital Appreciation Fund	M International Equity Fund
Net investment income (loss)					
Investment Income:					
Dividends	$ 137	$ 182	$ 4	$ 33	$ 98
Expenses:					
Mortality and expense risk charges	16	76	1	62	59
Total expenses	16	76	1	62	59
Net investment income (loss)	121	106	3	(29)	39
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(15)	1,909	4	36	(52)
Capital gains distributions	370	2,403	—	331	—
Total realized gain (loss) on investments					
and capital gains distributions	355	4,312	4	367	(52)
Net unrealized appreciation					
(depreciation) of investments	510	(2,560)	3	1,304	(51)
Net realized and unrealized gain (loss)					
on investments	865	1,752	7	1,671	(103)
Net increase (decrease) in net assets					
resulting from operations	$ 986	$ 1,858	$ 10	$ 1,642	$ (64)

The accompanying notes are an integral part of these financial statements.

16

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	M Large Cap Growth Fund	M Large Cap Value Fund	Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	Van Eck VIP Global Hard Assets Fund - Initial Class	Voya Balanced Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 53	$ 45	$ 10	$ 4	$ 176
Expenses:					
Mortality and expense risk charges	14	11	4	5	41
Total expenses	14	11	4	5	41
Net investment income (loss)	39	34	6	(1)	135
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	24	(112)	57	(179)	358
Capital gains distributions	130	—	53	—	—
Total realized gain (loss) on investments					
and capital gains distributions	154	(112)	110	(179)	358
Net unrealized appreciation					
(depreciation) of investments	(387)	239	14	499	212
Net realized and unrealized gain (loss)					
on investments	(233)	127	124	320	570
Net increase (decrease) in net assets					
resulting from operations	$ (194)	$ 161	$ 130	$ 319	$ 705

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class I	Voya Government Liquid Assets Portfolio - Class I	Voya Government Liquid Assets Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,676	$ 11	$ 43	$ —	$ 219
Expenses:					
Mortality and expense risk charges	242	1	245	—	189
Total expenses	242	1	245	—	189
Net investment income (loss)	1,434	10	(202)	—	30
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	48	(14)	—	—	1,232
Capital gains distributions	581	—	26	17	5,043
Total realized gain (loss) on investments					
and capital gains distributions	629	(14)	26	17	6,275
Net unrealized appreciation					
(depreciation) of investments	842	76	—	—	(5,004)
Net realized and unrealized gain (loss)					
on investments	1,471	62	26	17	1,271
Net increase (decrease) in net assets					
resulting from operations	$ 2,905	$ 72	$ (176)	$ 17	$ 1,301

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class	Voya Retirement Moderate Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 376	$ 355	$ 39	$ 824	$ 372
Expenses:					
Mortality and expense risk charges	57	95	10	53	38
Total expenses	57	95	10	53	38
Net investment income (loss)	319	260	29	771	334
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(143)	(66)	1	985	392
Capital gains distributions	464	282	65	1,553	1,184
Total realized gain (loss) on investments					
and capital gains distributions	321	216	66	2,538	1,576
Net unrealized appreciation					
(depreciation) of investments	1,284	(284)	48	(1,042)	(955)
Net realized and unrealized gain (loss)					
on investments	1,605	(68)	114	1,496	621
Net increase (decrease) in net assets					
resulting from operations	$ 1,924	$ 192	$ 143	$ 2,267	$ 955

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 186	$ 3,277	$ 120	$ 118	$ 264
Expenses:					
Mortality and expense risk charges	33	916	39	67	28
Total expenses	33	916	39	67	28
Net investment income (loss)	153	2,361	81	51	236
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	30	2,058	343	129	134
Capital gains distributions	386	9,229	—	1,367	1,254
Total realized gain (loss) on investments and capital gains distributions	416	11,287	343	1,496	1,388
Net unrealized appreciation (depreciation) of investments	(118)	3,471	(391)	63	545
Net realized and unrealized gain (loss) on investments	298	14,758	(48)	1,559	1,933
Net increase (decrease) in net assets resulting from operations	$ 451	$ 17,119	$ 33	$ 1,610	$ 2,169

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 416	$ 229	$ 1,085	$ 683	$ 149
Expenses:					
Mortality and expense risk charges	105	166	210	110	27
Total expenses	105	166	210	110	27
Net investment income (loss)	311	63	875	573	122
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,846)	1,565	3,969	510	139
Capital gains distributions	—	2,519	6,162	2,669	—
Total realized gain (loss) on investments					
and capital gains distributions	(2,846)	4,084	10,131	3,179	139
Net unrealized appreciation					
(depreciation) of investments	6,060	1,654	(5,710)	861	(85)
Net realized and unrealized gain (loss)					
on investments	3,214	5,738	4,421	4,040	54
Net increase (decrease) in net assets					
resulting from operations	$ 3,525	$ 5,801	$ 5,296	$ 4,613	$ 176

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 221	$ 35	$ 1	$ —	$ 45
Expenses:					
Mortality and expense risk charges	62	6	—	38	31
Total expenses	62	6	—	38	31
Net investment income (loss)	159	29	1	(38)	14
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(267)	(11)	5	718	637
Capital gains distributions	—	41	5	1,318	346
Total realized gain (loss) on investments					
and capital gains distributions	(267)	30	10	2,036	983
Net unrealized appreciation					
(depreciation) of investments	903	108	3	(1,509)	875
Net realized and unrealized gain (loss)					
on investments	636	138	13	527	1,858
Net increase (decrease) in net assets					
resulting from operations	$ 795	$ 167	$ 14	$ 489	$ 1,872

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 190	$ 186	$ 139	$ 120	$ 1,105
Expenses:					
Mortality and expense risk charges	17	21	61	32	80
Total expenses	17	21	61	32	80
Net investment income (loss)	173	165	78	88	1,025
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	349	(177)	262	87	(860)
Capital gains distributions	—	384	1,409	675	—
Total realized gain (loss) on investments					
and capital gains distributions	349	207	1,671	762	(860)
Net unrealized appreciation					
(depreciation) of investments	615	871	318	(1,007)	2,644
Net realized and unrealized gain (loss)					
on investments	964	1,078	1,989	(245)	1,784
Net increase (decrease) in net assets					
resulting from operations	$ 1,137	$ 1,243	$ 2,067	$ (157)	$ 2,809

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 112	$ 396	$ 2	$ 6	$ 28
Expenses:					
Mortality and expense risk charges	177	48	—	1	—
Total expenses	177	48	—	1	—
Net investment income (loss)	(65)	348	2	5	28
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,192	184	(5)	9	(10)
Capital gains distributions	4,325	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	5,517	184	(5)	9	(10)
Net unrealized appreciation					
(depreciation) of investments	(3,105)	(334)	5	(3)	44
Net realized and unrealized gain (loss)					
on investments	2,412	(150)	—	6	34
Net increase (decrease) in net assets					
resulting from operations	$ 2,347	$ 198	$ 2	$ 11	$ 62

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Global Equity Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 154	$ 305	$ 260	$ 111	$ 55
Expenses:					
Mortality and expense risk charges	21	30	88	28	21
Total expenses	21	30	88	28	21
Net investment income (loss)	133	275	172	83	34
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	40	(113)	586	295	527
Capital gains distributions	617	—	—	1,031	180
Total realized gain (loss) on investments					
and capital gains distributions	657	(113)	586	1,326	707
Net unrealized appreciation					
(depreciation) of investments	(86)	439	681	433	931
Net realized and unrealized gain (loss)					
on investments	571	326	1,267	1,759	1,638
Net increase (decrease) in net assets					
resulting from operations	$ 704	$ 601	$ 1,439	$ 1,842	$ 1,672

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 622	$ 524	$ 118	$ 108	$ 43
Expenses:					
Mortality and expense risk charges	130	227	15	27	16
Total expenses	130	227	15	27	16
Net investment income (loss)	492	297	103	81	27
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	258	5,230	352	525	(1)
Capital gains distributions	—	—	—	100	—
Total realized gain (loss) on investments					
and capital gains distributions	258	5,230	352	625	(1)
Net unrealized appreciation					
(depreciation) of investments	(783)	(3,433)	157	170	223
Net realized and unrealized gain (loss)					
on investments	(525)	1,797	509	795	222
Net increase (decrease) in net assets					
resulting from operations	$ (33)	$ 2,094	$ 612	$ 876	$ 249

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 52	$ 18	$ 163	$ —	$ —
Expenses:					
Mortality and expense risk charges	15	43	20	5	26
Total expenses	15	43	20	5	26
Net investment income (loss)	37	(25)	143	(5)	(26)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(132)	361	—	38	(19)
Capital gains distributions	446	857	11	255	549
Total realized gain (loss) on investments					
and capital gains distributions	314	1,218	11	293	530
Net unrealized appreciation					
(depreciation) of investments	516	1,408	(1)	(129)	270
Net realized and unrealized gain (loss)					
on investments	830	2,626	10	164	800
Net increase (decrease) in net assets					
resulting from operations	$ 867	$ 2,601	$ 153	$ 159	$ 774

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2
Net assets at January 1, 2015	$ 6,455	$ 54,118	$ 34,387	$ 46,977
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	180	349	610
Total realized gain (loss) on investments				
and capital gains distributions	843	15,945	5,822	3,973
Net unrealized appreciation (depreciation)				
of investments	(1,249)	(12,639)	(5,767)	(7,022)
Net increase (decrease) in net assets resulting from operations	(379)	3,486	404	(2,439)
Changes from principal transactions:				
Premiums	—	3,102	2,727	2,743
Surrenders and withdrawals	(268)	(3,012)	(1,359)	(2,366)
Cost of insurance and administrative charges	(221)	(2,509)	(1,720)	(1,969)
Benefit payments	—	(4)	(4)	(2)
Transfers between Divisions				
(including fixed account), net	(98)	(2,133)	(2,105)	3,120
Increase (decrease) in net assets derived from				
principal transactions	(587)	(4,556)	(2,461)	1,526
Total increase (decrease) in net assets	(966)	(1,070)	(2,057)	(913)
Net assets at December 31, 2015	5,489	53,048	32,330	46,064
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	271	392	518
Total realized gain (loss) on investments				
and capital gains distributions	548	7,238	4,771	4,112
Net unrealized appreciation (depreciation)				
of investments	(58)	(2,923)	(1,793)	(3,064)
Net increase (decrease) in net assets resulting from operations	495	4,586	3,370	1,566
Changes from principal transactions:				
Premiums	—	2,648	2,782	2,558
Surrenders and withdrawals	(220)	(2,235)	(1,326)	(1,808)
Cost of insurance and administrative charges	(221)	(2,396)	(1,662)	(1,963)
Benefit payments	—	1	1	—
Transfers between Divisions				
(including fixed account), net	(156)	(2,093)	(1,887)	(365)
Increase (decrease) in net assets derived from				
principal transactions	(597)	(4,075)	(2,092)	(1,578)
Total increase (decrease) in net assets	(102)	511	1,278	(12)
Net assets at December 31, 2016	$ 5,387	$ 53,559	$ 33,608	$ 46,052

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Net assets at January 1, 2015	$ 14,691	$ 6,979	$ 32,694	$ 255
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	118	169	207	5
Total realized gain (loss) on investments and capital gains distributions	855	788	4,740	1
Net unrealized appreciation (depreciation) of investments	(971)	(1,224)	(4,788)	(9)
Net increase (decrease) in net assets resulting from operations	2	(267)	159	(3)
Changes from principal transactions:				
Premiums	2,361	245	2,000	—
Surrenders and withdrawals	(629)	(104)	(886)	(5)
Cost of insurance and administrative charges	(789)	(246)	(1,191)	(11)
Benefit payments	—	—	—	—
Transfers between Divisions (including fixed account), net	(4,523)	(901)	(2,024)	(4)
Increase (decrease) in net assets derived from principal transactions	(3,580)	(1,006)	(2,101)	(20)
Total increase (decrease) in net assets	(3,578)	(1,273)	(1,942)	(23)
Net assets at December 31, 2015	11,113	5,706	30,752	232
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	117	121	106	3
Total realized gain (loss) on investments and capital gains distributions	(424)	355	4,312	4
Net unrealized appreciation (depreciation) of investments	684	510	(2,560)	3
Net increase (decrease) in net assets resulting from operations	377	986	1,858	10
Changes from principal transactions:				
Premiums	1,973	260	1,646	—
Surrenders and withdrawals	(725)	(169)	(881)	(50)
Cost of insurance and administrative charges	(667)	(252)	(1,197)	(9)
Benefit payments	—	—	(1)	—
Transfers between Divisions (including fixed account), net	(1,080)	43	(6,271)	—
Increase (decrease) in net assets derived from principal transactions	(499)	(118)	(6,704)	(59)
Total increase (decrease) in net assets	(122)	868	(4,846)	(49)
Net assets at December 31, 2016	$ 10,991	$ 6,574	$ 25,906	$ 183

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	M Capital Appreciation Fund	M International Equity Fund	M Large Cap Growth Fund	M Large Cap Value Fund
Net assets at January 1, 2015	$ 9,101	$ 10,029	$ 4,545	$ 2,323
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(65)	90	(16)	35
Total realized gain (loss) on investments				
and capital gains distributions	1,110	273	1,245	466
Net unrealized appreciation (depreciation)				
of investments	(1,700)	(584)	(1,022)	(591)
Net increase (decrease) in net assets resulting from operations	(655)	(221)	207	(90)
Changes from principal transactions:				
Premiums	43	88	50	47
Surrenders and withdrawals	(21)	(80)	(35)	(35)
Cost of insurance and administrative charges	(139)	(182)	(104)	(77)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	6	(1,226)	266	1,202
Increase (decrease) in net assets derived from				
principal transactions	(111)	(1,400)	177	1,137
Total increase (decrease) in net assets	(766)	(1,621)	384	1,047
Net assets at December 31, 2015	8,335	8,408	4,929	3,370
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	39	39	34
Total realized gain (loss) on investments				
and capital gains distributions	367	(52)	154	(112)
Net unrealized appreciation (depreciation)				
of investments	1,304	(51)	(387)	239
Net increase (decrease) in net assets resulting from operations	1,642	(64)	(194)	161
Changes from principal transactions:				
Premiums	50	74	71	65
Surrenders and withdrawals	(41)	(254)	(1,056)	(639)
Cost of insurance and administrative charges	(162)	(199)	(123)	(89)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(329)	310	(671)	(398)
Increase (decrease) in net assets derived from				
principal transactions	(482)	(69)	(1,779)	(1,061)
Total increase (decrease) in net assets	1,160	(133)	(1,973)	(900)
Net assets at December 31, 2016	$ 9,495	$ 8,275	$ 2,956	$ 2,470

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	Van Eck VIP Global Hard Assets Fund - Initial Class	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I
Net assets at January 1, 2015	$ 1,596	$ 1,836	$ 11,416	$ 71,653
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(9)	171	2,309
Total realized gain (loss) on investments				
and capital gains distributions	230	(261)	713	541
Net unrealized appreciation (depreciation)				
of investments	(244)	(195)	(1,100)	(2,645)
Net increase (decrease) in net assets resulting from operations	(9)	(465)	(216)	205
Changes from principal transactions:				
Premiums	145	—	622	3,929
Surrenders and withdrawals	(100)	(67)	(882)	(3,223)
Cost of insurance and administrative charges	(83)	(49)	(655)	(3,773)
Benefit payments	—	—	—	(2)
Transfers between Divisions				
(including fixed account), net	(40)	(421)	(347)	3,806
Increase (decrease) in net assets derived from				
principal transactions	(78)	(537)	(1,262)	737
Total increase (decrease) in net assets	(87)	(1,002)	(1,478)	942
Net assets at December 31, 2015	1,509	834	9,938	72,595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(1)	135	1,434
Total realized gain (loss) on investments				
and capital gains distributions	110	(179)	358	629
Net unrealized appreciation (depreciation)				
of investments	14	499	212	842
Net increase (decrease) in net assets resulting from operations	130	319	705	2,905
Changes from principal transactions:				
Premiums	119	—	562	3,838
Surrenders and withdrawals	(25)	(70)	(234)	(3,268)
Cost of insurance and administrative charges	(78)	(35)	(661)	(3,919)
Benefit payments	—	—	—	(4)
Transfers between Divisions				
(including fixed account), net	(134)	(152)	(297)	(2,240)
Increase (decrease) in net assets derived from				
principal transactions	(118)	(257)	(630)	(5,593)
Total increase (decrease) in net assets	12	62	75	(2,688)
Net assets at December 31, 2016	$ 1,521	$ 896	$ 10,013	$ 69,907

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class I	Voya Government Liquid Assets Portfolio - Class I	Voya Government Liquid Assets Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2015	$ 372	$ 33,736	$ 28,930	$ 45,236
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	(253)	—	39
Total realized gain (loss) on investments				
and capital gains distributions	18	3	2	8,584
Net unrealized appreciation (depreciation)				
of investments	(44)	—	—	(6,125)
Net increase (decrease) in net assets resulting from operations	(15)	(250)	2	2,498
Changes from principal transactions:				
Premiums	82	7,510	5,770	2,280
Surrenders and withdrawals	(1)	(4,282)	(7,252)	(2,293)
Cost of insurance and administrative charges	(30)	(8,059)	(2,624)	(2,251)
Benefit payments	—	(2,068)	(1,285)	—
Transfers between Divisions				
(including fixed account), net	(83)	10,475	(1,493)	(4,908)
Increase (decrease) in net assets derived from				
principal transactions	(32)	3,576	(6,884)	(7,172)
Total increase (decrease) in net assets	(47)	3,326	(6,882)	(4,674)
Net assets at December 31, 2015	325	37,062	22,048	40,562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(202)	—	30
Total realized gain (loss) on investments				
and capital gains distributions	(14)	26	17	6,275
Net unrealized appreciation (depreciation)				
of investments	76	—	—	(5,004)
Net increase (decrease) in net assets resulting from operations	72	(176)	17	1,301
Changes from principal transactions:				
Premiums	64	7,111	4,095	2,210
Surrenders and withdrawals	—	(11,859)	(2,848)	(1,225)
Cost of insurance and administrative charges	(53)	(7,652)	(2,538)	(2,080)
Benefit payments	—	(5,270)	(4,537)	(2)
Transfers between Divisions				
(including fixed account), net	7,916	7,207	1,730	(769)
Increase (decrease) in net assets derived from				
principal transactions	7,927	(10,463)	(4,098)	(1,866)
Total increase (decrease) in net assets	7,999	(10,639)	(4,081)	(565)
Net assets at December 31, 2016	$ 8,324	$ 26,423	$ 17,967	$ 39,997

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Growth Portfolio - Institutional Class
Net assets at January 1, 2015	$ 18,622	$ 22,235	$ 2,696	$ 32,443
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	237	157	8	644
Total realized gain (loss) on investments				
and capital gains distributions	1,351	(79)	462	1,051
Net unrealized appreciation (depreciation)				
of investments	(2,379)	(41)	(485)	(2,284)
Net increase (decrease) in net assets resulting from operations	(791)	37	(15)	(589)
Changes from principal transactions:				
Premiums	1,048	1,289	—	2,681
Surrenders and withdrawals	(704)	(1,085)	—	(1,573)
Cost of insurance and administrative charges	(837)	(1,128)	—	(1,624)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(2,194)	3,400	(929)	(422)
Increase (decrease) in net assets derived from				
principal transactions	(2,687)	2,476	(929)	(938)
Total increase (decrease) in net assets	(3,478)	2,513	(944)	(1,527)
Net assets at December 31, 2015	15,144	24,748	1,752	30,916
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	319	260	29	771
Total realized gain (loss) on investments				
and capital gains distributions	321	216	66	2,538
Net unrealized appreciation (depreciation)				
of investments	1,284	(284)	48	(1,042)
Net increase (decrease) in net assets resulting from operations	1,924	192	143	2,267
Changes from principal transactions:				
Premiums	969	1,276	—	2,366
Surrenders and withdrawals	(609)	(708)	—	(2,534)
Cost of insurance and administrative charges	(810)	(1,204)	—	(1,429)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(565)	9,229	(51)	(570)
Increase (decrease) in net assets derived from				
principal transactions	(1,015)	8,593	(51)	(2,167)
Total increase (decrease) in net assets	909	8,785	92	100
Net assets at December 31, 2016	$ 16,053	$ 33,533	$ 1,844	$ 31,016

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Retirement Moderate Growth Portfolio - Institutional Class	Voya Retirement Moderate Portfolio - Institutional Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class
Net assets at January 1, 2015	$ 16,488	$ 9,624	$ 165,273	$ 11,810
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	254	67	1,999	301
Total realized gain (loss) on investments				
and capital gains distributions	1,409	855	14,922	686
Net unrealized appreciation (depreciation)				
of investments	(1,829)	(1,045)	(16,000)	(1,258)
Net increase (decrease) in net assets resulting from operations	(166)	(123)	921	(271)
Changes from principal transactions:				
Premiums	956	428	4,547	594
Surrenders and withdrawals	(542)	(1,620)	(4,347)	(460)
Cost of insurance and administrative charges	(686)	(352)	(6,322)	(587)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(1,606)	208	(2,673)	677
Increase (decrease) in net assets derived from				
principal transactions	(1,878)	(1,336)	(8,795)	224
Total increase (decrease) in net assets	(2,044)	(1,459)	(7,874)	(47)
Net assets at December 31, 2015	14,444	8,165	157,399	11,763
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	334	153	2,361	81
Total realized gain (loss) on investments				
and capital gains distributions	1,576	416	11,287	343
Net unrealized appreciation (depreciation)				
of investments	(955)	(118)	3,471	(391)
Net increase (decrease) in net assets resulting from operations	955	451	17,119	33
Changes from principal transactions:				
Premiums	833	469	4,637	764
Surrenders and withdrawals	(890)	(211)	(3,302)	(461)
Cost of insurance and administrative charges	(684)	(392)	(6,892)	(600)
Benefit payments	—	(1)	(3)	—
Transfers between Divisions				
(including fixed account), net	160	(453)	(1,139)	(937)
Increase (decrease) in net assets derived from				
principal transactions	(581)	(588)	(6,699)	(1,234)
Total increase (decrease) in net assets	374	(137)	10,420	(1,201)
Net assets at December 31, 2016	$ 14,818	$ 8,028	$ 167,819	$ 10,562

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net assets at January 1, 2015	$ 16,143	$ 11,311	$ 27,299	$ 31,001
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	328	280	(39)
Total realized gain (loss) on investments				
and capital gains distributions	3,558	2,109	1,037	5,486
Net unrealized appreciation (depreciation)				
of investments	(3,882)	(2,787)	(5,858)	(6,594)
Net increase (decrease) in net assets resulting from operations	(326)	(350)	(4,541)	(1,147)
Changes from principal transactions:				
Premiums	789	676	2,007	1,224
Surrenders and withdrawals	(756)	(471)	(931)	(1,459)
Cost of insurance and administrative charges	(793)	(375)	(1,097)	(1,209)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	906	(243)	2,224	570
Increase (decrease) in net assets derived from				
principal transactions	146	(413)	2,203	(874)
Total increase (decrease) in net assets	(180)	(763)	(2,338)	(2,021)
Net assets at December 31, 2015	15,963	10,548	24,961	28,980
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	236	311	63
Total realized gain (loss) on investments				
and capital gains distributions	1,496	1,388	(2,846)	4,084
Net unrealized appreciation (depreciation)				
of investments	63	545	6,060	1,654
Net increase (decrease) in net assets resulting from operations	1,610	2,169	3,525	5,801
Changes from principal transactions:				
Premiums	689	724	2,157	1,246
Surrenders and withdrawals	(504)	(318)	(723)	(997)
Cost of insurance and administrative charges	(793)	(420)	(1,245)	(1,236)
Benefit payments	(3)	—	(25)	(9)
Transfers between Divisions				
(including fixed account), net	(2,131)	648	(2,555)	(1,727)
Increase (decrease) in net assets derived from				
principal transactions	(2,742)	634	(2,391)	(2,723)
Total increase (decrease) in net assets	(1,132)	2,803	1,134	3,078
Net assets at December 31, 2016	$ 14,831	$ 13,351	$ 26,095	$ 32,058

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Equity Income Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Institutional Class	Voya Global Bond Portfolio - Service Class
Net assets at January 1, 2015	$ 73,165	$ 31,600	$ 9,315	$ 16,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	880	536	83	(65)
Total realized gain (loss) on investments				
and capital gains distributions	14,371	4,870	655	(292)
Net unrealized appreciation (depreciation)				
of investments	(11,477)	(7,478)	(906)	(389)
Net increase (decrease) in net assets resulting from operations	3,774	(2,072)	(168)	(746)
Changes from principal transactions:				
Premiums	6,084	1,278	—	864
Surrenders and withdrawals	(3,509)	(1,677)	—	(691)
Cost of insurance and administrative charges	(4,703)	(1,209)	—	(639)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(1,936)	(2,108)	(499)	(542)
Increase (decrease) in net assets derived from				
principal transactions	(4,064)	(3,716)	(499)	(1,008)
Total increase (decrease) in net assets	(290)	(5,788)	(667)	(1,754)
Net assets at December 31, 2015	72,875	25,812	8,648	14,319
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	875	573	122	159
Total realized gain (loss) on investments				
and capital gains distributions	10,131	3,179	139	(267)
Net unrealized appreciation (depreciation)				
of investments	(5,710)	861	(85)	903
Net increase (decrease) in net assets resulting from operations	5,296	4,613	176	795
Changes from principal transactions:				
Premiums	6,045	1,238	—	776
Surrenders and withdrawals	(2,480)	(891)	—	(500)
Cost of insurance and administrative charges	(4,855)	(1,148)	—	(640)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(7,723)	(740)	(305)	(507)
Increase (decrease) in net assets derived from				
principal transactions	(9,013)	(1,541)	(305)	(871)
Total increase (decrease) in net assets	(3,717)	3,072	(129)	(76)
Net assets at December 31, 2016	$ 69,158	$ 28,884	$ 8,519	$ 14,243

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® Baron Growth Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Initial Class
Net assets at January 1, 2015	$ —	$ 83	$ 15,064	$ 8,922
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1	25	20
Total realized gain (loss) on investments and capital gains distributions	(27)	23	1,930	874
Net unrealized appreciation (depreciation) of investments	(92)	(25)	(2,682)	(1,114)
Net increase (decrease) in net assets resulting from operations	(122)	(1)	(727)	(220)
Changes from principal transactions:				
Premiums	128	—	712	343
Surrenders and withdrawals	(15)	(15)	(615)	(541)
Cost of insurance and administrative charges	(74)	(4)	(545)	(421)
Benefit payments	—	—	—	—
Transfers between Divisions (including fixed account), net	2,695	(1)	(1,032)	(277)
Increase (decrease) in net assets derived from principal transactions	2,734	(20)	(1,480)	(896)
Total increase (decrease) in net assets	2,612	(21)	(2,207)	(1,116)
Net assets at December 31, 2015	2,612	62	12,857	7,806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29	1	(38)	14
Total realized gain (loss) on investments and capital gains distributions	30	10	2,036	983
Net unrealized appreciation (depreciation) of investments	108	3	(1,509)	875
Net increase (decrease) in net assets resulting from operations	167	14	489	1,872
Changes from principal transactions:				
Premiums	350	—	683	360
Surrenders and withdrawals	(7)	(9)	(538)	(330)
Cost of insurance and administrative charges	(179)	(4)	(518)	(442)
Benefit payments	—	—	—	(9)
Transfers between Divisions (including fixed account), net	78	—	(2,975)	907
Increase (decrease) in net assets derived from principal transactions	242	(13)	(3,348)	486
Total increase (decrease) in net assets	409	1	(2,859)	2,358
Net assets at December 31, 2016	$ 3,021	$ 63	$ 9,998	$ 10,164

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2015	$ 8,767	$ 9,655	$ 21,842	$ 9,517
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	173	193	73	153
Total realized gain (loss) on investments				
and capital gains distributions	659	898	4,402	1,590
Net unrealized appreciation (depreciation)				
of investments	(1,293)	(1,300)	(4,933)	(1,614)
Net increase (decrease) in net assets resulting from operations	(461)	(209)	(458)	129
Changes from principal transactions:				
Premiums	576	750	(1)	780
Surrenders and withdrawals	(669)	(537)	(1,099)	(285)
Cost of insurance and administrative charges	(379)	(543)	(621)	(493)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(779)	156	(3,691)	2,346
Increase (decrease) in net assets derived from				
principal transactions	(1,251)	(174)	(5,412)	2,348
Total increase (decrease) in net assets	(1,712)	(383)	(5,870)	2,477
Net assets at December 31, 2015	7,055	9,272	15,972	11,994
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	173	165	78	88
Total realized gain (loss) on investments				
and capital gains distributions	349	207	1,671	762
Net unrealized appreciation (depreciation)				
of investments	615	871	318	(1,007)
Net increase (decrease) in net assets resulting from operations	1,137	1,243	2,067	(157)
Changes from principal transactions:				
Premiums	418	644	2	730
Surrenders and withdrawals	(294)	(295)	(496)	(957)
Cost of insurance and administrative charges	(378)	(487)	(481)	(422)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(380)	(1,046)	(1,246)	(1,077)
Increase (decrease) in net assets derived from				
principal transactions	(634)	(1,184)	(2,221)	(1,726)
Total increase (decrease) in net assets	503	59	(154)	(1,883)
Net assets at December 31, 2016	$ 7,558	$ 9,331	$ 15,818	$ 10,111

The accompanying notes are an integral part of these financial statements.

38

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I
Net assets at January 1, 2015	$ 23,734	$ 36,761	$ 12,586	$ 103
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,037	(193)	441	2
Total realized gain (loss) on investments				
and capital gains distributions	(291)	8,768	402	—
Net unrealized appreciation (depreciation)				
of investments	(1,653)	(8,089)	(1,247)	(3)
Net increase (decrease) in net assets resulting from operations	(907)	486	(404)	(1)
Changes from principal transactions:				
Premiums	836	1,361	752	—
Surrenders and withdrawals	(1,953)	(1,624)	(331)	—
Cost of insurance and administrative charges	(1,161)	(1,659)	(630)	(3)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(2,878)	2,011	(1,008)	—
Increase (decrease) in net assets derived from				
principal transactions	(5,156)	89	(1,217)	(3)
Total increase (decrease) in net assets	(6,063)	575	(1,621)	(4)
Net assets at December 31, 2015	17,671	37,336	10,965	99
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,025	(65)	348	2
Total realized gain (loss) on investments				
and capital gains distributions	(860)	5,517	184	(5)
Net unrealized appreciation (depreciation)				
of investments	2,644	(3,105)	(334)	5
Net increase (decrease) in net assets resulting from operations	2,809	2,347	198	2
Changes from principal transactions:				
Premiums	1,705	1,282	904	—
Surrenders and withdrawals	(1,458)	(1,127)	(535)	(35)
Cost of insurance and administrative charges	(1,227)	(1,681)	(590)	(2)
Benefit payments	—	(1)	—	—
Transfers between Divisions				
(including fixed account), net	4,121	(402)	205	(2)
Increase (decrease) in net assets derived from				
principal transactions	3,141	(1,929)	(16)	(39)
Total increase (decrease) in net assets	5,950	418	182	(37)
Net assets at December 31, 2016	$ 23,621	$ 37,754	$ 11,147	$ 62

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class I	Voya Global Equity Portfolio - Class I
Net assets at January 1, 2015	$ 308	$ 1,329	$ 9,287	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	35	132	38
Total realized gain (loss) on investments				
and capital gains distributions	1	(19)	725	(52)
Net unrealized appreciation (depreciation)				
of investments	(12)	(21)	(975)	(678)
Net increase (decrease) in net assets resulting from operations	(4)	(5)	(118)	(692)
Changes from principal transactions:				
Premiums	—	—	293	751
Surrenders and withdrawals	(7)	(71)	(896)	(303)
Cost of insurance and administrative charges	(10)	(105)	(325)	(588)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(6)	(1)	(950)	12,112
Increase (decrease) in net assets derived from				
principal transactions	(23)	(177)	(1,878)	11,972
Total increase (decrease) in net assets	(27)	(182)	(1,996)	11,280
Net assets at December 31, 2015	281	1,147	7,291	11,280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	28	133	275
Total realized gain (loss) on investments				
and capital gains distributions	9	(10)	657	(113)
Net unrealized appreciation (depreciation)				
of investments	(3)	44	(86)	439
Net increase (decrease) in net assets resulting from operations	11	62	704	601
Changes from principal transactions:				
Premiums	—	—	428	1,022
Surrenders and withdrawals	(42)	(62)	(128)	(544)
Cost of insurance and administrative charges	(7)	(116)	(303)	(815)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(1)	(2)	(160)	(363)
Increase (decrease) in net assets derived from				
principal transactions	(50)	(180)	(163)	(700)
Total increase (decrease) in net assets	(39)	(118)	541	(99)
Net assets at December 31, 2016	$ 242	$ 1,029	$ 7,832	$ 11,181

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class S
Net assets at January 1, 2015	$ 17,445	$ 10,511	$ 9,093	$ 21,322
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	163	70	51	471
Total realized gain (loss) on investments				
and capital gains distributions	1,092	2,112	1,197	392
Net unrealized appreciation (depreciation)				
of investments	(1,188)	(2,388)	(1,487)	(1,371)
Net increase (decrease) in net assets resulting from operations	67	(206)	(239)	(508)
Changes from principal transactions:				
Premiums	358	561	307	919
Surrenders and withdrawals	(1,013)	(635)	(999)	(835)
Cost of insurance and administrative charges	(508)	(469)	(342)	(1,030)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(1,084)	74	(1,619)	3,017
Increase (decrease) in net assets derived from				
principal transactions	(2,247)	(469)	(2,653)	2,071
Total increase (decrease) in net assets	(2,180)	(675)	(2,892)	1,563
Net assets at December 31, 2015	15,265	9,836	6,201	22,885
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	172	83	34	492
Total realized gain (loss) on investments				
and capital gains distributions	586	1,326	707	258
Net unrealized appreciation (depreciation)				
of investments	681	433	931	(783)
Net increase (decrease) in net assets resulting from operations	1,439	1,842	1,672	(33)
Changes from principal transactions:				
Premiums	380	626	266	1,117
Surrenders and withdrawals	(267)	(352)	(290)	(752)
Cost of insurance and administrative charges	(499)	(478)	(275)	(1,071)
Benefit payments	—	(3)	(7)	(1)
Transfers between Divisions				
(including fixed account), net	(54)	1,131	1,118	(589)
Increase (decrease) in net assets derived from				
principal transactions	(440)	924	812	(1,296)
Total increase (decrease) in net assets	999	2,766	2,484	(1,329)
Net assets at December 31, 2016	$ 16,264	$ 12,602	$ 8,685	$ 21,556

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Net assets at January 1, 2015	$ 41,042	$ 5,216	$ 6,376	$ 4,041
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	243	86	72	27
Total realized gain (loss) on investments				
and capital gains distributions	3,791	421	434	566
Net unrealized appreciation (depreciation)				
of investments	(1,232)	(418)	(746)	(635)
Net increase (decrease) in net assets resulting from operations	2,802	89	(240)	(42)
Changes from principal transactions:				
Premiums	2,055	235	364	303
Surrenders and withdrawals	(2,179)	(202)	(214)	(232)
Cost of insurance and administrative charges	(2,332)	(272)	(282)	(227)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	294	1,037	(297)	979
Increase (decrease) in net assets derived from				
principal transactions	(2,162)	798	(429)	823
Total increase (decrease) in net assets	640	887	(669)	781
Net assets at December 31, 2015	41,682	6,103	5,707	4,822
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	297	103	81	27
Total realized gain (loss) on investments				
and capital gains distributions	5,230	352	625	(1)
Net unrealized appreciation (depreciation)				
of investments	(3,433)	157	170	223
Net increase (decrease) in net assets resulting from operations	2,094	612	876	249
Changes from principal transactions:				
Premiums	2,339	253	254	328
Surrenders and withdrawals	(1,604)	(311)	(333)	(103)
Cost of insurance and administrative charges	(2,449)	(215)	(295)	(213)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	(5,966)	(544)	435	(361)
Increase (decrease) in net assets derived from				
principal transactions	(7,680)	(817)	61	(349)
Total increase (decrease) in net assets	(5,586)	(205)	937	(100)
Net assets at December 31, 2016	$ 36,096	$ 5,898	$ 6,644	$ 4,722

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2015	$ 2,987	$ 10,692	$ 4,078	$ 2,800
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	(23)	109	(5)
Total realized gain (loss) on investments				
and capital gains distributions	316	2,023	(37)	528
Net unrealized appreciation (depreciation)				
of investments	(537)	(2,112)	(100)	(498)
Net increase (decrease) in net assets resulting from operations	(200)	(112)	(28)	25
Changes from principal transactions:				
Premiums	139	440	672	—
Surrenders and withdrawals	(92)	(289)	(217)	(222)
Cost of insurance and administrative charges	(113)	(436)	(555)	(84)
Benefit payments	—	—	—	—
Transfers between Divisions				
(including fixed account), net	1,001	(1,153)	2,299	(150)
Increase (decrease) in net assets derived from				
principal transactions	935	(1,438)	2,199	(456)
Total increase (decrease) in net assets	735	(1,550)	2,171	(431)
Net assets at December 31, 2015	3,722	9,142	6,249	2,369
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	(25)	143	(5)
Total realized gain (loss) on investments				
and capital gains distributions	314	1,218	11	293
Net unrealized appreciation (depreciation)				
of investments	516	1,408	(1)	(129)
Net increase (decrease) in net assets resulting from operations	867	2,601	153	159
Changes from principal transactions:				
Premiums	333	372	902	—
Surrenders and withdrawals	(356)	(323)	(1,298)	(66)
Cost of insurance and administrative charges	(171)	(427)	(780)	(84)
Benefit payments	—	—	(2)	—
Transfers between Divisions				
(including fixed account), net	1,106	3,400	2,181	(39)
Increase (decrease) in net assets derived from				
principal transactions	912	3,022	1,003	(189)
Total increase (decrease) in net assets	1,779	5,623	1,156	(30)
Net assets at December 31, 2016	$ 5,501	$ 14,765	$ 7,405	$ 2,339

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2015	$ 7,902
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(35)
Total realized gain (loss) on investments	
and capital gains distributions	1,237
Net unrealized appreciation (depreciation)	
of investments	(1,315)
Net increase (decrease) in net assets resulting from operations	(113)
Changes from principal transactions:	
Premiums	245
Surrenders and withdrawals	(447)
Cost of insurance and administrative charges	(242)
Benefit payments	—
Transfers between Divisions	
(including fixed account), net	(873)
Increase (decrease) in net assets derived from	
principal transactions	(1,317)
Total increase (decrease) in net assets	(1,430)
Net assets at December 31, 2015	6,472
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(26)
Total realized gain (loss) on investments	
and capital gains distributions	530
Net unrealized appreciation (depreciation)	
of investments	270
Net increase (decrease) in net assets resulting from operations	774
Changes from principal transactions:	
Premiums	332
Surrenders and withdrawals	(488)
Cost of insurance and administrative charges	(240)
Benefit payments	(7)
Transfers between Divisions	
(including fixed account), net	168
Increase (decrease) in net assets derived from	
principal transactions	(235)
Total increase (decrease) in net assets	539
Net assets at December 31, 2016	$ 7,011

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, Voya Corporate Advantage Variable Universal Life, Voya Corporate Variable Universal Life, Voya VUL-CV, Voya VUL-ECV, Voya SVUL-CV, and Voya VUL-DB policies (collectively, "Policies") offered by the Company. The Account also includes Strategic Advantage, which is discontinued.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. SLD provides for variable accumulation and benefits under the Policies by crediting premiums to one or more divisions within the Account or the SLD fixed account (an investment option in the Company's general account), as directed by the policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2016, the Account had 65 investment divisions (the "Divisions"), 14 of which invest in independently managed mutual funds and 51 of which invest in a mutual funds managed by an affiliate, either Directed Services LLC ("DSL") or Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2016, and related Trusts are as follows:

AIM Variable Insurance Funds:
Invesco V.I. Core Equity Fund - Series I Shares

American Funds Insurance Series®:
Growth Fund - Class 2
Growth-Income Fund - Class 2
International Fund - Class 2

BlackRock Variable Series Funds, Inc.:
BlackRock Global Allocation V.I. Fund - Class III

Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Service Class

Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Service Class

Fidelity® Variable Insurance Products V:
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

M Fund, Inc.:
M Capital Appreciation Fund
M International Equity Fund
M Large Cap Growth Fund
M Large Cap Value Fund

Neuberger Berman Advisers Management Trust:
Neuberger Berman Advisers Management Trust® Socially
   Responsive Portfolio - I Class

Van Eck VIP Trust:
Van Eck VIP Global Hard Assets Fund - Initial Class

Voya Balanced Portfolio, Inc.:
Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:
Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:
Voya Global Perspectives® Portfolio - Class I
Voya Government Liquid Assets Portfolio - Class I
Voya Government Liquid Assets Portfolio - Service Class
Voya Large Cap Growth Portfolio - Institutional Class
Voya Large Cap Value Portfolio - Institutional Class
Voya Limited Maturity Bond Portfolio - Service Class
Voya Multi-Manager Large Cap Core Portfolio - Institutional
   Class
Voya Retirement Growth Portfolio - Institutional Class
Voya Retirement Moderate Growth Portfolio - Institutional
   Class
Voya Retirement Moderate Portfolio - Institutional Class
Voya U.S. Stock Index Portfolio - Institutional Class
VY® Clarion Global Real Estate Portfolio - Service Class
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class
VY® Invesco Growth and Income Portfolio - Service Class
VY® JPMorgan Emerging Markets Equity Portfolio -
   Institutional Class

Voya Investors Trust (continued):
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional
   Class
VY® T. Rowe Price Capital Appreciation Portfolio -
   Institutional Class
VY® T. Rowe Price Equity Income Portfolio - Institutional
   Class
VY® T. Rowe Price International Stock Portfolio - Institutional
   Class

Voya Partners, Inc.:
Voya Global Bond Portfolio - Service Class
Voya Solution Moderately Aggressive Portfolio - Initial Class
VY® American Century Small-Mid Cap Value Portfolio - Initial
   Class
VY® Baron Growth Portfolio - Initial Class
VY® Columbia Small Cap Value II Portfolio - Initial Class
VY® Invesco Comstock Portfolio - Initial Class
VY® Invesco Equity and Income Portfolio - Initial Class
VY® JPMorgan Mid Cap Value Portfolio - Initial Class
VY® Oppenheimer Global Portfolio - Initial Class
VY® Pioneer High Yield Portfolio - Initial Class
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio -
   Initial Class
VY® Templeton Foreign Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:
Voya Strategic Allocation Conservative Portfolio - Class I
Voya Strategic Allocation Growth Portfolio - Class I
Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:
Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:
Voya Global Equity Portfolio - Class I
Voya Index Plus LargeCap Portfolio - Class I
Voya Index Plus MidCap Portfolio - Class I
Voya Index Plus SmallCap Portfolio - Class I
Voya International Index Portfolio - Class S
Voya Russell™ Large Cap Growth Index Portfolio - Class I
Voya Russell™ Large Cap Index Portfolio - Class I
Voya Russell™ Large Cap Value Index Portfolio - Class I
Voya Russell™ Mid Cap Growth Index Portfolio - Class I
Voya Russell™ Small Cap Index Portfolio - Class I
Voya Small Company Portfolio - Class S
Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:
Voya MidCap Opportunities Portfolio - Class I
Voya SmallCap Opportunities Portfolio - Class I

The names of certain Divisions were changed during 2016. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Voya Investors Trust:	**Voya Investors Trust:**
Voya Government Liquid Assets Portfolio - Class I	Voya Liquid Assets Portfolio - Initial Class
Voya Government Liquid Assets Portfolio - Service Class	Voya Liquid Assets Portfolio - Service Class
Voya Variable Portfolios, Inc.:	**Voya Variable Portfolios, Inc.:**
Voya Global Equity Portfolio - Class I	Voya Global Value Advantage Portfolio - Class I

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to policyholders. Accordingly, earnings and realized capital gains of the Account attributable to the policyholders are excluded in the determination of the federal income tax liability of SLD, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Policyholder Reserves

Policyholder reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the policyholders invested in the Account Divisions. To the extent that benefits to be paid to the policyholders exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to policyholder activity, including premiums, surrenders and withdrawals, cost of insurance and administrative charges and benefit payments. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) SLD related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by SLD).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2016 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2016. The Account had no liabilities as of December 31, 2016.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- ▪ Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

▪ Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
- a) Quoted prices for similar assets or liabilities in active markets;
- b) Quoted prices for identical or similar assets or liabilities in non-active markets;
- c) Inputs other than quoted market prices that are observable; and
- d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

▪ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Policies, certain charges and fees are incurred by the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges and fees:

Premium Expense Charge

SLD deducts a premium charge for certain Policies ranging from 3.00% to 15.00% of each premium payment as defined in the Policies. These charges are assessed through the redemption of units.

Mortality and Expense Risk Charges

For FirstLine, FirstLine II, Strategic Advantage, Variable Survivorship, Estate Designer, and Strategic Investor Policies (collectively, Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Policies. These charges are assessed through a reduction in unit values.

Other Policy Charges

For the Corporate Benefits, Asset Portfolio Manager, Asset Accumulator, Voya Corporate, Voya VUL-CV, Voya VUL-ECV, Voya SVUL-CV, and Voya VUL-DB Policies (collectively, Class B Policies) and Voya Corporate Advantage, a monthly deduction, at an annual rate of up to 0.90% of the policyholder account value, is charged. These charges are assessed through the redemption of units.

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies. The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies. These charges are assessed through the redemption of units.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies. These charges are assessed through the redemption of units.

Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements. These charges are assessed through the redemption of units.

Fees Waived by SLD

Certain charges and fees for various types of Contracts may be waived by SLD. SLD reserves the right to discontinue these waivers at its discretion or to conform with the changes in the law.

5. Related Party Transactions

During the year ended December 31, 2016, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment advisor to Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.18% to 0.83% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2016 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Core Equity Fund - Series I Shares	$ 432	$ 661
American Funds Insurance Series®:		
Growth Fund - Class 2	6,974	6,108
Growth-Income Fund - Class 2	5,854	4,064
International Fund - Class 2	8,233	5,416
BlackRock Variable Series Funds, Inc.:		
BlackRock Global Allocation V.I. Fund - Class III	2,410	2,793
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Service Class	1,121	749

	Purchases	Sales
	(Dollars in thousands)	
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Service Class	$ 4,138	$ 8,333
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	5	60
M Fund, Inc.:		
M Capital Appreciation Fund	608	788
M International Equity Fund	737	767
M Large Cap Growth Fund	296	1,906
M Large Cap Value Fund	208	1,234
Neuberger Berman Advisers Management Trust®:		
Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	135	194
Van Eck VIP Trust:		
Van Eck VIP Global Hard Assets Fund - Initial Class	4	262
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	590	1,086
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	7,746	11,325
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class I	8,131	195
Voya Government Liquid Assets Portfolio - Class I	14,212	24,851
Voya Government Liquid Assets Portfolio - Service Class	14,492	18,573
Voya Large Cap Growth Portfolio - Institutional Class	7,604	4,396
Voya Large Cap Value Portfolio - Institutional Class	1,722	1,954
Voya Limited Maturity Bond Portfolio - Service Class	13,568	4,433
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	185	142
Voya Retirement Growth Portfolio - Institutional Class	3,483	3,326
Voya Retirement Moderate Growth Portfolio - Institutional Class	2,729	1,792
Voya Retirement Moderate Portfolio - Institutional Class	1,341	1,389
Voya U.S. Stock Index Portfolio - Institutional Class	17,452	12,560
VY® Clarion Global Real Estate Portfolio - Service Class	1,134	2,286
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	2,738	4,061
VY® Invesco Growth and Income Portfolio - Service Class	3,241	1,116
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	6,068	8,148
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	4,519	4,660
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	12,447	14,424
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	6,722	5,022
VY® T. Rowe Price International Stock Portfolio - Institutional Class	1,021	1,203
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Service Class	1,151	1,863
Voya Solution Moderately Aggressive Portfolio - Initial Class	596	284
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	6	13
VY® Baron Growth Portfolio - Initial Class	1,789	3,857
VY® Columbia Small Cap Value II Portfolio - Initial Class	2,736	1,891
VY® Invesco Comstock Portfolio - Initial Class	801	1,262
VY® Invesco Equity and Income Portfolio - Initial Class	1,171	1,806
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	1,549	2,283
VY® Oppenheimer Global Portfolio - Initial Class	1,540	2,503
VY® Pioneer High Yield Portfolio - Initial Class	11,148	6,982

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	$ 6,118	$ 3,787
VY® Templeton Foreign Equity Portfolio - Initial Class	1,881	1,550
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	2	39
Voya Strategic Allocation Growth Portfolio - Class I	6	50
Voya Strategic Allocation Moderate Portfolio - Class I	28	180
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class I	1,156	569
Voya Variable Portfolios, Inc.:		
Voya Global Equity Portfolio - Class I	1,086	1,511
Voya Index Plus LargeCap Portfolio - Class I	793	1,060
Voya Index Plus MidCap Portfolio - Class I	4,049	2,011
Voya Index Plus SmallCap Portfolio - Class I	2,564	1,538
Voya International Index Portfolio - Class S	2,431	3,235
Voya Russell™ Large Cap Growth Index Portfolio - Class I	2,134	9,516
Voya Russell™ Large Cap Index Portfolio - Class I	954	1,669
Voya Russell™ Large Cap Value Index Portfolio - Class I	1,963	1,721
Voya Russell™ Mid Cap Growth Index Portfolio - Class I	717	1,039
Voya Russell™ Small Cap Index Portfolio - Class I	2,054	659
Voya Small Company Portfolio - Class S	5,351	1,496
Voya U.S. Bond Index Portfolio - Class I	4,408	3,252
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	255	194
Voya SmallCap Opportunities Portfolio - Class I	1,619	1,332

7. Changes in Units

The changes in units outstanding were as follows:

			Year ended December 31			
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
Invesco V.I. Core Equity Fund - Series I Shares	2,342	37,149	(34,807)	1,720	35,518	(33,798)
American Funds Insurance Series®:						
Growth Fund - Class 2	136,310	265,400	(129,090)	228,484	375,634	(147,150)
Growth-Income Fund - Class 2	132,427	211,649	(79,222)	162,510	250,533	(88,023)
International Fund - Class 2	215,947	268,546	(52,599)	264,766	222,972	41,794
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	194,926	226,172	(31,246)	220,258	429,603	(209,345)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class	43,146	49,084	(5,938)	28,029	81,230	(53,201)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class	120,771	404,947	(284,176)	180,607	267,247	(86,640)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	65	3,715	(3,650)	94	1,429	(1,335)
M Fund, Inc.:						
M Capital Appreciation Fund	9,834	23,625	(13,791)	16,509	19,919	(3,410)
M International Equity Fund	48,008	51,879	(3,871)	107,652	167,613	(59,961)
M Large Cap Growth Fund	7,644	80,488	(72,844)	72,599	71,395	1,204
M Large Cap Value Fund	9,613	57,801	(48,188)	81,169	35,101	46,068
Neuberger Berman Advisers Management Trust®:						
Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class	6,093	11,689	(5,596)	10,181	13,889	(3,708)
Van Eck VIP Trust:						
Van Eck VIP Global Hard Assets Fund - Initial Class	141	8,924	(8,783)	2,466	18,756	(16,290)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	55,907	99,595	(43,688)	83,376	170,118	(86,742)

| | Year ended December 31 | | | | | |
| | **2016** | | | **2015** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	525,620	816,205	(290,585)	968,034	930,974	37,060
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class I	725,462	20,168	705,294	10,138	13,341	(3,203)
Voya Government Liquid Assets Portfolio - Class I	2,012,930	2,977,946	(965,016)	2,185,612	1,857,222	328,390
Voya Government Liquid Assets Portfolio - Service Class	1,452,438	1,756,701	(304,263)	1,667,115	2,178,373	(511,258)
Voya Large Cap Growth Portfolio - Institutional Class	156,341	220,292	(63,951)	169,280	416,270	(246,990)
Voya Large Cap Value Portfolio - Institutional Class	108,441	172,007	(63,566)	156,163	319,267	(163,104)
Voya Limited Maturity Bond Portfolio - Service Class	947,385	391,207	556,178	556,696	418,376	138,320
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	6,287	8,635	(2,348)	13,047	59,254	(46,207)
Voya Retirement Growth Portfolio - Institutional Class	180,955	325,937	(144,982)	274,918	340,214	(65,296)
Voya Retirement Moderate Growth Portfolio - Institutional Class	110,100	152,310	(42,210)	128,818	252,139	(123,321)
Voya Retirement Moderate Portfolio - Institutional Class	71,982	112,964	(40,982)	71,724	165,204	(93,480)
Voya U.S. Stock Index Portfolio - Institutional Class	533,406	836,437	(303,031)	465,499	878,743	(413,244)
VY® Clarion Global Real Estate Portfolio - Service Class	148,488	250,483	(101,995)	343,467	329,010	14,457
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	110,671	258,530	(147,859)	208,266	204,991	3,275
VY® Invesco Growth and Income Portfolio - Service Class	100,228	70,131	30,097	79,471	100,357	(20,886)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	551,854	701,292	(149,438)	416,841	261,064	155,777
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	116,027	212,321	(96,294)	163,350	193,708	(30,358)
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	284,281	523,796	(239,515)	391,060	504,719	(113,659)
VY® T. Rowe Price Equity Income Portfolio - Institutional Class	181,707	241,275	(59,568)	103,838	249,277	(145,439)
VY® T. Rowe Price International Stock Portfolio - Institutional Class	82,314	98,366	(16,052)	154,833	187,204	(32,371)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Service Class	116,119	174,760	(58,641)	127,933	200,103	(72,170)
Voya Solution Moderately Aggressive Portfolio - Initial Class	71,569	47,418	24,151	349,195	78,125	271,070
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	5	478	(473)	6	796	(790)
VY® Baron Growth Portfolio - Initial Class	41,926	187,458	(145,532)	80,599	146,556	(65,957)
VY® Columbia Small Cap Value II Portfolio - Initial Class	156,145	129,091	27,054	104,207	153,414	(49,207)
VY® Invesco Comstock Portfolio - Initial Class	40,556	68,024	(27,468)	39,665	95,039	(55,374)
VY® Invesco Equity and Income Portfolio - Initial Class	49,239	105,974	(56,735)	80,542	87,171	(6,629)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	1,280	60,116	(58,836)	5,571	147,018	(141,447)

54

	Year ended December 31					
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc. (continued):						
VY® Oppenheimer Global Portfolio - Initial Class	61,878	147,021	(85,143)	248,006	152,450	95,556
VY® Pioneer High Yield Portfolio - Initial Class	606,438	432,297	174,141	492,853	776,816	(283,963)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	130,422	209,898	(79,476)	291,312	293,445	(2,133)
VY® Templeton Foreign Equity Portfolio - Initial Class	188,919	186,252	2,667	110,745	206,471	(95,726)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	24	2,535	(2,511)	38	243	(205)
Voya Strategic Allocation Growth Portfolio - Class I	39	3,254	(3,215)	51	1,340	(1,289)
Voya Strategic Allocation Moderate Portfolio - Class I	5	10,692	(10,687)	28	10,010	(9,982)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class I	38,137	47,515	(9,378)	32,556	154,228	(121,672)
Voya Variable Portfolios, Inc.:						
Voya Global Equity Portfolio - Class I	168,946	243,181	(74,235)	1,516,442	320,466	1,195,976
Voya Index Plus LargeCap Portfolio - Class I	38,904	60,203	(21,299)	32,737	138,708	(105,971)
Voya Index Plus MidCap Portfolio - Class I	124,110	90,886	33,224	99,262	117,074	(17,812)
Voya Index Plus SmallCap Portfolio - Class I	96,340	67,560	28,780	40,118	142,175	(102,057)
Voya International Index Portfolio - Class S	181,639	261,245	(79,606)	277,992	164,671	113,321
Voya Russell™ Large Cap Growth Index Portfolio - Class I	143,807	424,481	(280,674)	247,471	331,752	(84,281)
Voya Russell™ Large Cap Index Portfolio - Class I	41,090	71,094	(30,004)	90,363	59,459	30,904
Voya Russell™ Large Cap Value Index Portfolio - Class I	84,779	81,703	3,076	41,217	59,537	(18,320)
Voya Russell™ Mid Cap Growth Index Portfolio - Class I	32,158	46,657	(14,499)	139,497	110,129	29,368
Voya Russell™ Small Cap Index Portfolio - Class I	94,444	46,732	47,712	85,613	33,432	52,181
Voya Small Company Portfolio - Class S	264,220	102,636	161,584	38,734	122,447	(83,713)
Voya U.S. Bond Index Portfolio - Class I	368,403	292,284	76,119	434,550	267,987	166,563
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	130	6,770	(6,640)	149	15,697	(15,548)
Voya SmallCap Opportunities Portfolio - Class I	77,052	89,396	(12,344)	111,197	178,448	(67,251)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2016		301	$17.76	to	$19.24	$5,387	0.75%	0.00%	to	0.75%	9.43%	to	10.26%
2015		335	$16.23	to	$17.45	$5,489	1.12%	0.00%	to	0.75%	-6.46%	to	-5.78%
2014		369	$17.35	to	$18.52	$6,455	0.85%	0.00%	to	0.75%	7.36%	to	8.18%
2013		417	$16.16	to	$17.12	$6,786	1.36%	0.00%	to	0.75%	28.25%	to	29.21%
2012		485	$12.60	to	$13.25	$6,144	0.97%	0.00%	to	0.75%	13.00%	to	13.93%
Growth Fund - Class 2													
2016		1,530	$25.57	to	$36.20	$53,559	0.75%	0.00%	to	0.75%	8.68%	to	9.51%
2015		1,659	$23.35	to	$33.07	$53,048	0.61%	0.00%	to	0.75%	6.07%	to	6.86%
2014		1,806	$21.85	to	$30.95	$54,118	0.79%	0.00%	to	0.75%	7.67%	to	8.52%
2013		1,902	$20.14	to	$28.52	$52,581	0.92%	0.00%	to	0.75%	29.15%	to	30.11%
2012		2,065	$15.48	to	$21.92	$43,946	0.76%	0.00%	to	0.75%	16.99%	to	17.91%
Growth-Income Fund - Class 2													
2016		1,083	$23.15	to	$32.14	$33,608	1.44%	0.00%	to	0.75%	10.69%	to	11.52%
2015		1,162	$20.76	to	$28.82	$32,330	1.31%	0.00%	to	0.75%	0.69%	to	1.48%
2014		1,250	$20.46	to	$28.40	$34,387	1.31%	0.00%	to	0.75%	9.84%	to	10.63%
2013		1,256	$18.50	to	$25.67	$31,330	1.36%	0.00%	to	0.75%	32.49%	to	33.49%
2012		1,328	$13.86	to	$19.23	$24,813	1.57%	0.00%	to	0.75%	16.63%	to	17.56%
International Fund - Class 2													
2016		1,571	$18.61	to	$30.40	$46,052	1.37%	0.00%	to	0.75%	2.77%	to	3.54%
2015		1,624	$17.98	to	$29.36	$46,064	1.59%	0.00%	to	0.75%	-5.25%	to	-4.51%
2014		1,582	$18.83	to	$30.75	$46,977	1.42%	0.00%	to	0.75%	-3.40%	to	-2.64%
2013		1,591	$19.34	to	$31.59	$48,698	1.40%	0.00%	to	0.75%	20.75%	to	21.64%
2012		1,681	$15.90	to	$25.97	$42,279	1.52%	0.00%	to	0.75%	17.01%	to	17.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III													
2016		651	$16.13	to	$17.08	$10,991	1.22%	0.00%	to	0.75%	3.07%	to	3.77%
2015		682	$15.65	to	$16.46	$11,113	1.09%	0.00%	to	0.75%	-1.76%	to	-0.96%
2014		892	$15.93	to	$16.62	$14,691	2.32%	0.00%	to	0.75%	1.14%	to	1.90%
2013		827	$15.75	to	$16.31	$13,360	1.04%	0.00%	to	0.75%	13.55%	to	14.46%
2012		903	$13.87	to	$14.25	$12,769	1.31%	0.00%	to	0.75%	9.21%	to	9.95%
Fidelity® VIP Equity-Income Portfolio - Service Class													
2016		314	$19.84	to	$21.66	$6,574	2.23%	0.00%	to	0.75%	17.05%	to	17.91%
2015		320	$16.95	to	$18.37	$5,706	2.93%	0.00%	to	0.75%	-4.83%	to	-4.11%
2014		373	$17.81	to	$19.16	$6,979	2.98%	0.00%	to	0.75%	7.81%	to	8.68%
2013		331	$16.52	to	$17.63	$5,691	2.28%	0.00%	to	0.75%	27.08%	to	28.03%
2012		408	$13.00	to	$13.77	$5,471	3.46%	0.00%	to	0.75%	16.28%	to	17.19%
Fidelity® VIP Contrafund® Portfolio - Service Class													
2016		1,026	$23.91	to	$26.11	$25,906	0.64%	0.00%	to	0.75%	7.08%	to	7.92%
2015		1,310	$22.33	to	$24.20	$30,752	0.93%	0.00%	to	0.75%	-0.18%	to	0.58%
2014		1,397	$22.37	to	$24.06	$32,694	0.91%	0.00%	to	0.75%	10.96%	to	11.82%
2013		1,318	$20.16	to	$21.52	$27,683	0.95%	0.00%	to	0.75%	30.15%	to	31.14%
2012		1,524	$15.49	to	$16.41	$24,446	1.36%	0.00%	to	0.75%	15.51%	to	16.35%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class													
2016		12	$15.10	to	$16.49	$183	2.12%	0.00%	to	0.75%	3.92%	to	4.76%
2015		16	$14.53	to	$15.74	$232	2.46%	0.00%	to	0.75%	-1.29%	to	-0.63%
2014		17	$14.72	to	$15.84	$255	2.36%	0.00%	to	0.75%	4.99%	to	5.81%
2013		18	$14.02	to	$14.97	$253	2.19%	0.00%	to	0.75%	-2.50%	to	-1.77%
2012		20	$14.38	to	$15.24	$296	2.36%	0.00%	to	0.75%	5.12%	to	5.91%
M Capital Appreciation Fund													
2016		250	$37.79	to	$42.53	$9,495	0.37%	0.00%	to	0.75%	20.16%	to	21.06%
2015		264	$31.45	to	$35.13	$8,335	—	0.00%	to	0.75%	-7.28%	to	-6.59%
2014		267	$33.92	to	$37.61	$9,101	—	0.00%	to	0.75%	11.58%	to	12.44%
2013		321	$30.40	to	$33.45	$9,803	—	0.00%	to	0.75%	38.18%	to	39.20%
2012		275	$22.00	to	$24.03	$6,072	0.33%	0.00%	to	0.75%	16.53%	to	17.45%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
M International Equity Fund													
2016		485	$16.96	to	$19.09	$8,275	1.17%	0.00%	to	0.75%	-0.76%	to	-0.05%
2015		489	$17.09	to	$19.10	$8,408	1.65%	0.00%	to	0.75%	-4.68%	to	-3.92%
2014		548	$17.93	to	$19.88	$10,029	2.05%	0.00%	to	0.75%	-7.77%	to	-7.06%
2013		681	$19.44	to	$21.39	$13,444	2.37%	0.00%	to	0.75%	15.44%	to	16.31%
2012		728	$16.84	to	$18.39	$12,330	2.12%	0.00%	to	0.75%	19.77%	to	20.67%
M Large Cap Growth Fund													
2016		124	$22.76	to	$25.62	$2,956	1.33%	0.00%	to	0.75%	-3.07%	to	-2.33%
2015		197	$23.48	to	$26.23	$4,929	0.02%	0.00%	to	0.75%	6.92%	to	7.72%
2014		196	$21.96	to	$24.35	$4,545	0.04%	0.00%	to	0.75%	9.36%	to	10.23%
2013		209	$20.08	to	$22.09	$4,401	0.50%	0.00%	to	0.75%	35.13%	to	36.11%
2012		256	$14.86	to	$16.23	$3,989	0.04%	0.00%	to	0.75%	18.41%	to	19.34%
M Large Cap Value Fund													
2016		105	$22.62	to	$25.27	$2,470	1.52%	0.00%	to	0.75%	8.80%	to	9.63%
2015		154	$20.79	to	$23.05	$3,370	1.65%	0.00%	to	0.75%	-1.42%	to	-0.65%
2014		107	$21.09	to	$23.20	$2,323	1.13%	0.00%	to	0.75%	8.88%	to	9.69%
2013		115	$19.37	to	$21.15	$2,280	2.45%	0.00%	to	0.75%	33.22%	to	34.20%
2012		129	$14.54	to	$15.76	$1,891	1.06%	0.00%	to	0.75%	16.41%	to	17.26%
Neuberger Berman Advisers Management Trust® Socially Responsive Portfolio - I Class													
2016		64	$22.39	to	$24.45	$1,521	0.68%	0.00%	to	0.75%	9.06%	to	9.89%
2015		70	$20.53	to	$22.25	$1,509	0.58%	0.00%	to	0.75%	-1.20%	to	-0.49%
2014		73	$20.78	to	$22.36	$1,596	0.37%	0.00%	to	0.75%	9.54%	to	10.42%
2013		85	$18.97	to	$20.25	$1,659	0.66%	0.00%	to	0.75%	36.57%	to	37.57%
2012		97	$13.89	to	$14.72	$1,394	0.21%	0.00%	to	0.75%	10.15%	to	11.01%
Van Eck VIP Global Hard Assets Fund - Initial Class													
2016		27	$33.21	to	$34.65	$896	0.45%	0.00%	to	0.75%	42.59%	to	43.72%
2015		36	$23.29	to	$24.11	$834	—	0.00%	to	0.75%	-33.93%	to	-33.45%
2014		52	$35.25	to	$36.23	$1,836	0.12%	0.00%	to	0.75%	-19.70%	to	-19.11%
2013		67	$43.90	to	$44.79	$2,975	0.73%	0.00%	to	0.75%	9.70%	to	10.54%
2012		89	$40.02	to	$40.52	$3,591	0.58%	0.00%	to	0.75%	2.62%	to	3.39%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Balanced Portfolio - Class I													
2016		650	$14.87	to	$16.12	$10,013	1.76%	0.00%	to	0.75%	6.98%	to	7.83%
2015		694	$13.90	to	$14.95	$9,938	2.05%	0.00%	to	0.75%	-2.59%	to	-1.84%
2014		780	$14.27	to	$15.23	$11,416	1.76%	0.00%	to	0.75%	5.39%	to	6.21%
2013		604	$13.54	to	$14.34	$8,308	2.18%	0.00%	to	0.75%	15.92%	to	16.68%
2012		658	$11.68	to	$12.29	$7,776	3.07%	0.00%	to	0.75%	12.74%	to	13.69%
Voya Intermediate Bond Portfolio - Class I													
2016		3,624	$16.88	to	$20.29	$69,907	2.35%	0.00%	to	0.75%	3.53%	to	4.33%
2015		3,914	$16.18	to	$19.45	$72,595	3.54%	0.00%	to	0.75%	-0.11%	to	0.62%
2014		3,877	$16.08	to	$19.34	$71,653	4.34%	0.00%	to	0.75%	5.84%	to	6.67%
2013		2,053	$15.08	to	$18.13	$35,686	3.36%	0.00%	to	0.75%	-0.84%	to	-0.11%
2012		2,050	$15.10	to	$18.15	$35,828	4.35%	0.00%	to	0.75%	8.56%	to	9.42%
Voya Global Perspectives® Portfolio - Class I													
2016		736	$11.04	to	$11.35	$8,324	0.25%	0.00%	to	0.75%	6.05%	to	6.77%
2015		31	$10.41	to	$10.63	$325	3.16%	0.00%	to	0.75%	-4.14%	to	-3.28%
2014		34	$10.86	to	$10.99	$372	—	0.00%	to	0.75%		4.17%	
2013	5/3/2013	17		$10.55		$181	(b)		0			(b)	
2012		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Government Liquid Assets Portfolio - Class I													
2016		2,441		$10.82		$26,423	0.14%		0.75%			-0.55%	
2015		3,406		$10.88		$37,062	—		0.75%			-0.73%	
2014		3,078		$10.96		$33,736	—		0.75%			-0.72%	
2013		3,002		$11.04		$33,144	—		0.75%			-0.72%	
2012		4,152		$11.12		$46,173	0.10%		0.75%			-0.63%	
Voya Government Liquid Assets Portfolio - Service Class													
2016		1,333		$13.48		$17,967	—		—			0.07%	
2015		1,637		$13.47		$22,048	—		—			—	
2014		2,148		$13.47		$28,930	—		—			0.07%	
2013		2,341		$13.46		$31,513	—		—			—	
2012		2,589	$11.55	to	$13.46	$34,850	—		—			—	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Institutional Class												
2016		1,313	$29.55	to $32.26	$39,997	0.54%	0.00%	to	0.75%	3.21%	to	3.96%
2015		1,378	$28.63	to $31.03	$40,562	0.57%	0.00%	to	0.75%	5.57%	to	6.38%
2014		1,624	$27.12	to $29.17	$45,236	0.39%	0.00%	to	0.75%	12.77%	to	13.63%
2013		1,262	$24.05	to $25.67	$30,788	0.53%	0.00%	to	0.75%	30.00%	to	30.98%
2012		1,318	$18.50	to $19.61	$24,685	0.56%	0.00%	to	0.75%	17.16%	to	18.13%
Voya Large Cap Value Portfolio - Institutional Class												
2016		894	$17.56	to $18.36	$16,053	2.41%	0.00%	to	0.75%	13.07%	to	13.90%
2015		958	$15.53	to $16.12	$15,144	1.79%	0.00%	to	0.75%	-5.19%	to	-4.45%
2014		1,121	$16.38	to $16.87	$18,622	2.49%	0.00%	to	0.75%	9.27%	to	10.05%
2013		402	$14.99	to $15.33	$6,089	0.70%	0.00%	to	0.75%	29.90%	to	30.91%
2012		14	$11.54	to $11.71	$162	2.57%	0.00%	to	0.75%	13.81%	to	14.69%
Voya Limited Maturity Bond Portfolio - Service Class												
2016		2,303	$11.91	to $17.30	$33,533	1.22%	0.00%	to	0.75%	0.51%	to	1.29%
2015		1,746	$11.85	to $17.08	$24,748	1.05%	0.00%	to	0.75%	-0.17%	to	0.54%
2014		1,608	$11.87	to $16.99	$22,235	0.70%	0.00%	to	0.75%	-0.08%	to	0.71%
2013		1,537	$11.88	to $16.87	$21,326	0.89%	0.00%	to	0.75%	0.00%	to	0.72%
2012		1,586	$11.88	to $16.75	$21,872	0.81%	0.00%	to	0.75%	0.68%	to	1.52%
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class												
2016		88	$20.43	to $22.31	$1,844	2.18%	0.00%	to	0.75%	7.98%	to	8.83%
2015		91	$18.92	to $20.50	$1,752	0.81%	0.00%	to	0.75%	-1.10%	to	-0.34%
2014		137	$19.13	to $20.57	$2,696	1.44%	0.00%	to	0.75%	14.41%	to	15.30%
2013		87	$16.72	to $17.84	$1,481	1.00%	0.00%	to	0.75%	29.71%	to	30.70%
2012		85	$12.89	to $13.65	$1,113	1.39%	0.00%	to	0.75%	9.70%	to	10.44%
Voya Retirement Growth Portfolio - Institutional Class												
2016		1,975	$15.06	to $15.89	$31,016	2.66%	0.00%	to	0.75%	7.04%	to	7.80%
2015		2,121	$14.07	to $14.74	$30,916	2.22%	0.00%	to	0.75%	-2.36%	to	-1.67%
2014		2,185	$14.41	to $14.99	$32,443	2.02%	0.00%	to	0.75%	4.88%	to	5.71%
2013		2,419	$13.74	to $14.18	$34,039	2.24%	0.00%	to	0.75%	18.35%	to	19.26%
2012		2,504	$11.61	to $11.89	$29,603	2.85%	0.00%	to	0.75%	12.61%	to	13.45%

60

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Retirement Moderate Growth Portfolio - Institutional Class										
	2016	959	$14.90 to	$15.73	$14,818	2.55%	0.00% to	0.75%	6.43% to	7.23%
	2015	1,001	$14.00 to	$14.67	$14,444	1.91%	0.00% to	0.75%	-1.96% to	-1.21%
	2014	1,125	$14.28 to	$14.85	$16,488	2.04%	0.00% to	0.75%	5.31% to	6.07%
	2013	1,239	$13.56 to	$14.00	$17,191	2.70%	0.00% to	0.75%	15.21% to	16.18%
	2012	1,219	$11.77 to	$12.05	$14,603	3.07%	0.00% to	0.75%	11.35% to	12.09%
Voya Retirement Moderate Portfolio - Institutional Class										
	2016	545	$14.37 to	$15.17	$8,028	2.30%	0.00% to	0.75%	5.27% to	6.16%
	2015	586	$13.65 to	$14.29	$8,165	1.14%	0.00% to	0.75%	-1.94% to	-1.24%
	2014	679	$13.92 to	$14.47	$9,624	3.24%	0.00% to	0.75%	4.82% to	5.62%
	2013	722	$13.28 to	$13.70	$9,718	3.11%	0.00% to	0.75%	9.48% to	10.31%
	2012	772	$12.13 to	$12.42	$9,467	3.53%	0.00% to	0.75%	9.77% to	10.60%
Voya U.S. Stock Index Portfolio - Institutional Class										
	2016	7,076	$23.19 to	$25.50	$167,819	2.02%	0.00% to	0.75%	10.80% to	11.65%
	2015	7,377	$20.93 to	$22.84	$157,399	1.83%	0.00% to	0.75%	0.38% to	1.11%
	2014	7,792	$20.85 to	$22.59	$165,273	1.85%	0.00% to	0.75%	12.52% to	13.35%
	2013	8,401	$18.53 to	$19.93	$157,986	1.96%	0.00% to	0.75%	31.05% to	32.07%
	2012	9,001	$14.14 to	$15.09	$128,974	1.91%	0.00% to	0.75%	14.96% to	15.81%
VY® Clarion Global Real Estate Portfolio - Service Class										
	2016	882	$11.57 to	$12.35	$10,562	1.07%	0.00% to	0.75%	-0.09% to	0.65%
	2015	984	$11.58 to	$12.27	$11,763	2.91%	0.00% to	0.75%	-2.44% to	-1.68%
	2014	970	$11.87 to	$12.88	$11,810	1.15%	0.00% to	0.75%	12.94% to	13.88%
	2013	1,020	$10.51 to	$11.31	$10,944	5.20%	0.00% to	0.75%	2.94% to	3.69%
	2012	1,127	$10.21 to	$10.91	$11,706	0.58%	0.00% to	0.75%	24.82% to	25.69%
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class										
	2016	759	$18.97 to	$20.55	$14,831	0.77%	0.00% to	0.75%	11.20% to	12.05%
	2015	906	$17.06 to	$18.34	$15,963	0.43%	0.00% to	0.75%	-2.12% to	-1.40%
	2014	903	$17.43 to	$21.34	$16,143	0.43%	0.00% to	0.75%	5.44% to	6.27%
	2013	994	$16.53 to	$20.08	$16,744	0.68%	0.00% to	0.75%	35.38% to	36.41%
	2012	1,519	$12.21 to	$14.72	$18,771	0.90%	0.00% to	0.75%	14.11% to	14.95%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Growth and Income Portfolio - Service Class													
2016		566	$22.26	to	$24.31	$13,351	2.21%	0.00%	to	0.75%	19.04%	to	19.94%
2015		535	$18.70	to	$20.27	$10,548	3.28%	0.00%	to	0.75%	-3.66%	to	-2.92%
2014		556	$19.41	to	$20.88	$11,311	1.03%	0.00%	to	0.75%	9.29%	to	10.13%
2013		691	$17.76	to	$18.96	$12,796	1.40%	0.00%	to	0.75%	32.83%	to	33.90%
2012		682	$13.37	to	$14.16	$9,472	1.93%	0.00%	to	0.75%	13.69%	to	14.56%
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2016		1,882	$13.34	to	$14.53	$26,095	1.63%	0.00%	to	0.75%	12.38%	to	13.25%
2015		2,031	$11.87	to	$12.83	$24,961	1.50%	0.00%	to	0.75%	-16.17%	to	-15.54%
2014		1,876	$14.16	to	$15.19	$27,299	1.12%	0.00%	to	0.75%	0.35%	to	1.13%
2013		2,207	$14.11	to	$15.02	$31,982	1.11%	0.00%	to	0.75%	-6.18%	to	-5.44%
2012		2,053	$15.04	to	$15.90	$31,544	—	0.00%	to	0.75%	18.43%	to	19.37%
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2016		997	$31.43	to	$34.57	$32,058	0.75%	0.00%	to	0.75%	20.98%	to	21.94%
2015		1,093	$25.98	to	$28.35	$28,980	0.46%	0.00%	to	0.75%	-4.17%	to	-3.47%
2014		1,123	$26.09	to	$29.37	$31,001	0.53%	0.00%	to	0.75%	7.79%	to	8.62%
2013		1,238	$24.02	to	$27.04	$31,624	0.92%	0.00%	to	0.75%	38.34%	to	39.38%
2012		1,305	$17.24	to	$19.40	$24,029	0.41%	0.00%	to	0.75%	18.05%	to	18.98%
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2016		1,722	$37.49	to	$42.20	$69,158	1.53%	0.00%	to	0.75%	7.48%	to	8.32%
2015		1,961	$34.88	to	$38.96	$72,875	1.53%	0.00%	to	0.75%	4.71%	to	5.50%
2014		2,075	$33.31	to	$36.93	$73,165	1.58%	0.00%	to	0.75%	11.59%	to	12.42%
2013		2,115	$21.22	to	$32.85	$66,527	1.38%	0.00%	to	0.75%	21.59%	to	22.53%
2012		2,160	$17.32	to	$26.81	$55,562	1.87%	0.00%	to	0.75%	13.92%	to	14.78%
VY® T. Rowe Price Equity Income Portfolio - Institutional Class													
2016		994	$28.83	to	$29.33	$28,884	2.50%	0.00%	to	0.75%	18.16%	to	19.08%
2015		1,053	$24.40	to	$24.63	$25,812	2.29%	0.00%	to	0.75%	-7.33%	to	-6.63%
2014		1,199	$26.33	to	$26.38	$31,600	2.16%	0.00%	to	0.75%	6.99%	to	7.76%
2013		1,261	$24.48	to	$24.61	$30,952	1.90%	0.00%	to	0.75%	29.05%	to	30.01%
2012		1,387	$18.83	to	$19.07	$26,310	2.26%	0.00%	to	0.75%	16.56%	to	17.47%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price International Stock Portfolio - Institutional Class													
2016		490	$16.57	to	$18.08	$8,519	1.73%	0.00%	to	0.75%	1.47%	to	2.15%
2015		506	$16.33	to	$17.70	$8,648	1.27%	0.00%	to	0.75%	-1.51%	to	-0.73%
2014		538	$16.58	to	$17.83	$9,315	1.32%	0.00%	to	0.75%	-1.54%	to	-0.78%
2013		518	$16.84	to	$17.97	$9,066	1.29%	0.00%	to	0.75%	13.71%	to	14.53%
2012		553	$14.81	to	$15.69	$8,463	0.55%	0.00%	to	0.75%	18.10%	to	19.04%
Voya Global Bond Portfolio - Service Class													
2016		980	$14.02	to	$15.40	$14,243	1.55%	0.00%	to	0.75%	5.26%	to	6.02%
2015		1,038	$13.32	to	$14.53	$14,319	—	0.00%	to	0.75%	-5.26%	to	-4.47%
2014		1,110	$14.06	to	$15.21	$16,073	0.58%	0.00%	to	0.75%	-0.57%	to	0.13%
2013		1,161	$14.14	to	$15.19	$16,876	1.80%	0.00%	to	0.75%	-4.97%	to	-4.25%
2012		1,238	$14.88	to	$15.87	$18,884	6.43%	0.00%	to	0.75%	6.82%	to	7.67%
Voya Solution Moderately Aggressive Portfolio - Initial Class													
2016		295	$10.16	to	$10.26	$3,021	1.24%	0.00%	to	0.75%	5.61%	to	6.32%
2015	8/14/2015	271	$9.62	to	$9.65	$2,612	(c)	0.00%	to	0.75%		(c)	
2014		(c)	(c)			(c)	(c)	(c)			(c)		
2013		(c)	(c)			(c)	(c)	(c)			(c)		
2012		(c)	(c)			(c)	(c)	(c)			(c)		
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2016		2	$29.86	to	$32.60	$63	1.62%	0.00%	to	0.75%	23.44%	to	24.38%
2015		2	$24.19	to	$26.21	$62	1.38%	0.00%	to	0.75%	-2.26%	to	-1.54%
2014		3	$24.75	to	$26.62	$83	1.15%	0.00%	to	0.75%	11.89%	to	12.75%
2013		4	$22.12	to	$23.61	$91	0.9%	0.00%	to	0.75%	30.81%	to	31.75%
2012		7	$16.91	to	$17.92	$131	1.23%	0.00%	to	0.75%	15.74%	to	16.59%
VY® Baron Growth Portfolio - Initial Class													
2016		418	$22.84	to	$24.94	$9,998	—	0.00%	to	0.75%	4.77%	to	5.59%
2015		563	$21.80	to	$23.62	$12,857	0.54%	0.00%	to	0.75%	-5.46%	to	-4.71%
2014		629	$23.06	to	$24.80	$15,064	0.27%	0.00%	to	0.75%	3.78%	to	4.55%
2013		747	$22.22	to	$23.72	$17,134	1.60%	0.00%	to	0.75%	38.18%	to	39.22%
2012		710	$16.08	to	$17.04	$11,798	—	0.00%	to	0.75%	19.11%	to	20.00%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Initial Class													
	2016	491	$19.90	to	$21.56	$10,164	0.50%	0.00%	to	0.75%	23.07%	to	24.05%
	2015	464	$16.17	to	$17.38	$7,806	0.57%	0.00%	to	0.75%	-3.41%	to	-2.74%
	2014	514	$16.74	to	$17.87	$8,922	0.39%	0.00%	to	0.75%	3.85%	to	4.69%
	2013	553	$16.12	to	$17.07	$9,163	0.96%	0.00%	to	0.75%	39.21%	to	40.26%
	2012	556	$11.58	to	$12.17	$6,605	0.54%	0.00%	to	0.75%	13.75%	to	14.60%
VY® Invesco Comstock Portfolio - Initial Class													
	2016	287	$22.14	to	$27.44	$7,558	2.60%	0.00%	to	0.75%	17.22%	to	18.14%
	2015	315	$18.74	to	$23.23	$7,055	2.46%	0.00%	to	0.75%	-6.43%	to	-5.76%
	2014	370	$19.89	to	$24.65	$8,767	2.04%	0.00%	to	0.75%	8.52%	to	9.41%
	2013	428	$18.18	to	$22.54	$9,347	1.07%	0.00%	to	0.75%	34.53%	to	35.47%
	2012	401	$13.42	to	$16.64	$6,479	1.50%	0.00%	to	0.75%	17.90%	to	18.86%
VY® Invesco Equity and Income Portfolio - Initial Class													
	2016	382	$22.60	to	$25.25	$9,331	2.00%	0.00%	to	0.75%	14.43%	to	15.30%
	2015	439	$19.75	to	$21.90	$9,272	2.28%	0.00%	to	0.75%	-2.81%	to	-2.05%
	2014	446	$20.32	to	$22.36	$9,655	2.38%	0.00%	to	0.75%	8.14%	to	8.97%
	2013	146	$18.79	to	$20.52	$2,890	1.73%	0.00%	to	0.75%	24.03%	to	24.97%
	2012	95	$15.15	to	$16.42	$1,497	2.25%	0.00%	to	0.75%	11.89%	to	12.77%
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
	2016	382	$28.38	to	$43.84	$15,818	0.88%	0.00%	to	0.75%	14.10%	to	14.95%
	2015	441	$24.69	to	$38.14	$15,972	0.77%	0.00%	to	0.75%	-3.51%	to	-2.78%
	2014	582	$25.40	to	$39.23	$21,842	1.02%	0.00%	to	0.75%	14.39%	to	15.30%
	2013	710	$22.03	to	$34.03	$23,197	0.95%	0.00%	to	0.75%	30.93%	to	31.90%
	2012	518	$16.71	to	$25.80	$12,975	0.92%	0.00%	to	0.75%	19.41%	to	20.39%
VY® Oppenheimer Global Portfolio - Initial Class													
	2016	471	$20.44	to	$22.31	$10,111	1.09%	0.00%	to	0.75%	-0.49%	to	0.22%
	2015	556	$20.54	to	$22.26	$11,994	1.77%	0.00%	to	0.75%	3.32%	to	4.12%
	2014	460	$19.88	to	$21.38	$9,517	1.20%	0.00%	to	0.75%	1.58%	to	2.30%
	2013	656	$19.57	to	$20.90	$13,236	0.93%	0.00%	to	0.75%	26.18%	to	27.13%
	2012	1,142	$15.51	to	$16.44	$18,504	1.24%	0.00%	to	0.75%	20.79%	to	21.69%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Pioneer High Yield Portfolio - Initial Class													
2016		1,211	$18.84	to	$20.11	$23,621	5.35%	0.00%	to	0.75%	13.43%	to	14.31%
2015		1,037	$16.61	to	$17.60	$17,671	5.43%	0.00%	to	0.75%	-5.36%	to	-4.61%
2014		1,321	$17.55	to	$18.45	$23,734	4.83%	0.00%	to	0.75%	-0.40%	to	0.38%
2013		1,597	$17.62	to	$18.38	$28,736	4.82%	0.00%	to	0.75%	11.52%	to	12.28%
2012		1,850	$15.80	to	$16.37	$29,740	6.13%	0.00%	to	0.75%	15.33%	to	16.26%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2016		1382	$26.50	to	$28.94	$37,754	0.30%	0.00%	to	0.75%	6.60%	to	7.42%
2015		1,462	$24.86	to	$26.94	$37,336	—	0.00%	to	0.75%	1.26%	to	2.01%
2014		1,464	$24.55	to	$26.41	$36,761	0.26%	0.00%	to	0.75%	10.99%	to	11.86%
2013		1,616	$22.12	to	$23.61	$36,509	0.29%	0.00%	to	0.75%	34.14%	to	35.16%
2012		1,730	$16.49	to	$17.47	$29,026	0.50%	0.00%	to	0.75%	15.31%	to	16.18%
VY® Templeton Foreign Equity Portfolio - Initial Class													
2016		915	$12.00	to	$12.43	$11,147	3.58%	0.00%	to	0.75%	1.10%	to	1.80%
2015		912	$11.87	to	$12.21	$10,965	4.20%	0.00%	to	0.75%	-4.12%	to	-3.33%
2014		1,008	$12.38	to	$12.63	$12,586	2.48%	0.00%	to	0.75%	-7.27%	to	-6.58%
2013		1,043	$13.35	to	$13.52	$14,008	1.58%	0.00%	to	0.75%	19.41%	to	20.28%
2012	7/20/2012	1,091	$11.18	to	$11.24	$12,220	(a)	0.00%	to	0.75%		(a)	
Voya Strategic Allocation Conservative Portfolio - Class I													
2016		4	$16.44	to	$18.03	$62	2.28%	0.00%	to	0.75%	4.91%	to	5.69%
2015		6	$15.67	to	$17.06	$99	2.97%	0.00%	to	0.75%	-0.95%	to	-0.18%
2014		7	$15.82	to	$17.09	$103	2.96%	0.00%	to	0.75%	5.82%	to	6.61%
2013		7	$14.95	to	$16.03	$100	2.03%	0.00%	to	0.75%	11.24%	to	12.10%
2012		7	$13.44	to	$14.30	$97	3.23%	0.00%	to	0.75%	11.44%	to	12.33%
Voya Strategic Allocation Growth Portfolio - Class I													
2016		13	$17.65	to	$19.35	$242	2.38%	0.00%	to	0.75%	6.13%	to	6.97%
2015		16	$16.63	to	$18.09	$281	2.72%	0.00%	to	0.75%	-1.89%	to	-1.20%
2014		18	$16.95	to	$18.31	$308	2.08%	0.00%	to	0.75%	5.74%	to	6.58%
2013		22	$16.03	to	$17.18	$365	1.75%	0.00%	to	0.75%	21.53%	to	22.36%
2012		24	$13.19	to	$14.04	$321	1.59%	0.00%	to	0.75%	14.10%	to	14.99%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Moderate Portfolio - Class I												
2016		55	$17.04	to $18.69	$1,029	2.59%	0.00%	to	0.75%	5.84%	to	6.68%
2015		66	$16.10	to $17.52	$1,147	2.91%	0.00%	to	0.75%	-1.35%	to	-0.57%
2014		76	$16.32	to $17.62	$1,329	2.32%	0.00%	to	0.75%	5.91%	to	6.66%
2013		82	$15.41	to $16.52	$1,343	2.14%	0.00%	to	0.75%	15.69%	to	16.58%
2012		90	$13.32	to $14.17	$1,276	2.10%	0.00%	to	0.75%	12.79%	to	13.63%
Voya Growth and Income Portfolio - Class I												
2016		480	$15.61	to $26.66	$7,832	2.03%	0.00%	to	0.75%	8.93%	to	9.80%
2015		489	$14.33	to $24.28	$7,291	1.86%	0.00%	to	0.75%	-2.18%	to	-1.42%
2014		610	$14.65	to $24.63	$9,287	1.93%	0.00%	to	0.75%	9.90%	to	10.74%
2013		694	$13.33	to $22.25	$9,579	1.55%	0.00%	to	0.75%	29.67%	to	30.71%
2012		520	$10.28	to $17.03	$5,516	1.89%	0.00%	to	0.75%	14.86%	to	15.77%
Voya Global Equity Portfolio - Class I												
2016		1,122	$9.88	to $10.02	$11,181	2.72%	0.00%	to	0.75%	5.22%	to	6.03%
2015	3/9/2015	1,196	$9.39	to $9.45	$11280	(c)	0.00%	to	0.75%			(c)
2014		(c)	(c)		(c)	(c)	(c)					(c)
2013		(c)	(c)		(c)	(c)	(c)					(c)
2012		(c)	(c)		(c)	(c)	(c)					(c)
Voya Index Plus LargeCap Portfolio - Class I												
2016		739	$21.47	to $23.98	$16,264	1.65%	0.00%	to	0.75%	9.43%	to	10.25%
2015		760	$19.62	to $21.75	$15,265	1.55%	0.00%	to	0.75%	0.10%	to	0.83%
2014		866	$19.60	to $21.57	$17,445	1.49%	0.00%	to	0.75%	13.03%	to	13.89%
2013		985	$17.34	to $18.94	$17,601	1.80%	0.00%	to	0.75%	31.86%	to	32.91%
2012		1,012	$13.15	to $14.25	$13,703	1.65%	0.00%	to	0.75%	13.66%	to	14.46%
Voya Index Plus MidCap Portfolio - Class I												
2016		400	$26.18	to $32.86	$12,602	0.99%	0.00%	to	0.75%	17.26%	to	18.16%
2015		366	$22.16	to $27.81	$9,836	0.93%	0.00%	to	0.75%	-2.53%	to	-1.77%
2014		384	$22.56	to $28.32	$10,511	0.86%	0.00%	to	0.75%	8.75%	to	9.57%
2013		404	$20.59	to $25.85	$10,109	1.22%	0.00%	to	0.75%	33.58%	to	34.58%
2012		459	$15.30	to $19.21	$8,561	0.99%	0.00%	to	0.75%	16.81%	to	17.71%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus SmallCap Portfolio - Class I													
2016		278	$25.06	to	$33.09	$8,685	0.74%	0.00%	to	0.75%	26.41%	to	27.34%
2015		249	$19.68	to	$25.99	$6,201	0.97%	0.00%	to	0.75%	-3.93%	to	-3.20%
2014		351	$20.34	to	$26.85	$9,093	0.62%	0.00%	to	0.75%	4.63%	to	5.42%
2013		502	$23.32	to	$25.47	$12,367	0.93%	0.00%	to	0.75%	41.68%	to	42.69%
2012		504	$16.46	to	$17.85	$8,753	0.64%	0.00%	to	0.75%	11.52%	to	12.41%
Voya International Index Portfolio - Class S													
2016		1,324	$16.09	to	$17.04	$21,556	2.80%	0.00%	to	0.75%	-0.19%	to	0.53%
2015		1,404	$16.12	to	$16.95	$22,885	2.77%	0.00%	to	0.75%	-1.83%	to	-1.05%
2014		1,291	$16.42	to	$17.13	$21,322	0.69%	0.00%	to	0.75%	-6.86%	to	-6.19%
2013		1,370	$17.63	to	$18.26	$24,265	1.85%	0.00%	to	0.75%	20.18%	to	21.09%
2012		1,184	$14.67	to	$15.08	$17,440	2.57%	0.00%	to	0.75%	17.64%	to	18.46%
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2016		1,279	$27.93	to	$29.58	$36,096	1.35%	0.00%	to	0.75%	5.76%	to	6.56%
2015		1,560	$26.41	to	$27.76	$41,682	1.17%	0.00%	to	0.75%	6.79%	to	7.60%
2014		1,644	$24.73	to	$25.80	$41,042	1.30%	0.00%	to	0.75%	12.26%	to	13.11%
2013		1,787	$22.03	to	$22.81	$39,651	1.43%	0.00%	to	0.75%	31.05%	to	32.00%
2012		2,036	$16.81	to	$17.28	$34,394	1.31%	0.00%	to	0.75%	13.66%	to	14.51%
Voya Russell™ Large Cap Index Portfolio - Class I													
2016		208	$27.29	to	$28.91	$5,898	1.97%	0.00%	to	0.75%	10.08%	to	10.94%
2015		238	$24.79	to	$26.06	$6,103	1.75%	0.00%	to	0.75%	1.35%	to	2.12%
2014		207	$24.46	to	$25.52	$5,216	1.45%	0.00%	to	0.75%	12.05%	to	12.87%
2013		162	$21.83	to	$22.61	$3,639	1.28%	0.00%	to	0.75%	31.11%	to	32.07%
2012		108	$16.65	to	$17.12	$1,836	2.52%	0.00%	to	0.75%	14.67%	to	15.60%
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2016		252	$25.79	to	$27.32	$6,644	1.75%	0.00%	to	0.75%	14.78%	to	15.66%
2015		249	$22.47	to	$23.62	$5,707	1.61%	0.00%	to	0.75%	-4.22%	to	-3.51%
2014		267	$23.46	to	$24.48	$6,376	1.57%	0.00%	to	0.75%	11.61%	to	12.45%
2013		269	$21.02	to	$21.77	$5,756	1.50%	0.00%	to	0.75%	30.88%	to	31.86%
2012		358	$16.06	to	$16.51	$5,839	2.27%	0.00%	to	0.75%	15.29%	to	16.19%

67

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Growth Index Portfolio - Class I													
2016		161	$28.49	to	$30.18	$4,722	0.91%	0.00%	to	0.75%	6.31%	to	7.10%
2015		175	$26.80	to	$28.18	$4,822	1.02%	0.00%	to	0.75%	-1.33%	to	-0.60%
2014		146	$27.16	to	$28.35	$4,041	0.37%	0.00%	to	0.75%	10.54%	to	11.44%
2013		121	$24.57	to	$25.44	$3,026	0.92%	0.00%	to	0.75%	34.26%	to	35.25%
2012		119	$18.30	to	$18.81	$2,212	0.65%	0.00%	to	0.75%	14.88%	to	15.75%
Voya Russell™ Small Cap Index Portfolio - Class I													
2016		268	$19.78	to	$21.11	$5,501	1.14%	0.00%	to	0.75%	20.17%	to	21.11%
2015		220	$16.46	to	$17.43	$3,722	1.04%	0.00%	to	0.75%	-5.24%	to	-4.55%
2014		168	$17.37	to	$18.26	$2,987	1.40%	0.00%	to	0.75%	4.14%	to	4.88%
2013		169	$16.68	to	$17.41	$2,879	1.11%	0.00%	to	0.75%	37.74%	to	38.84%
2012		190	$12.11	to	$12.54	$2,345	1.03%	0.00%	to	0.75%	15.11%	to	16.00%
Voya Small Company Portfolio - Class S													
2016		707	$20.33	to	$21.38	$14,765	0.15%	0.00%	to	0.75%	23.21%	to	24.16%
2015		545	$16.50	to	$17.22	$9,142	0.25%	0.00%	to	0.75%	-1.73%	to	-0.98%
2014		629	$16.79	to	$17.39	$10,692	0.09%	0.00%	to	0.75%	5.46%	to	6.23%
2013		684	$15.92	to	$16.37	$10,998	0.29%	0.00%	to	0.75%	36.30%	to	37.33%
2012		776	$11.68	to	$11.92	$9,129	0.14%	0.00%	to	0.75%	13.40%	to	14.29%
Voya U.S. Bond Index Portfolio - Class I													
2016		554	$12.83	to	$13.70	$7,405	2.39%	0.00%	to	0.75%	1.50%	to	2.32%
2015		478	$12.64	to	$13.39	$6,249	2.42%	0.00%	to	0.75%	-0.47%	to	0.22%
2014		311	$12.70	to	$13.36	$4,078	1.90%	0.00%	to	0.75%	4.87%	to	5.78%
2013		309	$12.11	to	$12.63	$3,814	1.95%	0.00%	to	0.75%	-3.20%	to	-2.55%
2012		344	$12.51	to	$12.96	$4,372	2.04%	0.00%	to	0.75%	3.05%	to	3.85%
Voya MidCap Opportunities Portfolio - Class I													
2016		77	$27.91	to	$31.42	$2,339	—	0.00%	to	0.75%	6.45%	to	7.27%
2015		83	$26.22	to	$29.29	$2,369	—	0.00%	to	0.75%	-0.23%	to	0.51%
2014		99	$26.28	to	$29.14	$2,800	0.36%	0.00%	to	0.75%	8.01%	to	8.85%
2013		106	$24.33	to	$26.77	$2,762	0.04%	0.00%	to	0.75%	31.02%	to	31.94%
2012		121	$18.57	to	$20.29	$2,392	0.53%	0.00%	to	0.75%	13.30%	to	14.25%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class I													
2016		303	$21.95	to	$31.54	$7,011	—	0.00%	to	0.75%	12.56%	to	13.40%
2015		316	$19.50	to	$27.82	$6,472	—	0.00%	to	0.75%	-1.66%	to	-0.89%
2014		383	$19.83	to	$28.07	$7,902	—	0.00%	to	0.75%	4.87%	to	5.62%
2013		408	$18.91	to	$26.58	$8,007	—	0.00%	to	0.75%	38.03%	to	39.09%
2012		399	$13.70	to	$19.11	$5,696	—	0.00%	to	0.75%	14.26%	to	15.19%

(a) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Policy presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Report of Independent Auditors

The Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory-basis financial statements of Security Life of Denver Insurance Company, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Colorado, the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2016 and 2015, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2016.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 5, 2017

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2016	**2015**
	(In Thousands)	
Admitted Assets		
Cash and invested assets:		
Bonds	$ 7,614,953	$ 8,151,879
Bonds - securities loaned and pledged	247,404	75,972
Preferred stocks	22,477	22,302
Common stocks	4,682	15,348
Subsidiaries	223,704	218,214
Mortgage loans	1,175,081	1,074,089
Contract loans	1,053,343	1,050,613
Derivatives	115,121	89,025
Securities lending collateral	21,825	50,084
Other invested assets	195,259	200,904
Cash and short term investments	440,723	250,876
Total cash and invested assets	11,114,572	11,199,306
Deferred and uncollected premiums, less loading (2016-$1,063; 2015-$1,181)	(206,755)	(132,326)
Accrued investment income	109,138	112,202
Reinsurance balances recoverable	744,199	578,771
Tax recoverable (including $36,372 and $0 on realized capital losses at December 31, 2016 and 2015, respectively)	29,452	—
Indebtedness from related parties	1,254	2,322
Net deferred tax asset	116,757	133,159
Other assets	28,145	21,259
Separate account assets	1,358,080	1,334,359
Total admitted assets	$ 13,294,842	$ 13,249,052

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2016	**2015**
	(In Thousands, except share amounts)	
Liabilities and Capital and Surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 8,413,316	$ 8,328,939
Accident and health reserves	—	169,333
Deposit type contracts	434,474	644,678
Policy and contract claims	389,942	153,485
Total policy and contract liabilities	9,237,732	9,296,435
Interest maintenance reserve	27,608	20,057
Accounts payable and accrued expenses	25,712	27,251
Reinsurance balances	1,275,605	1,223,236
Current federal income taxes payable (including $0 and ($28)		
on realized capital losses at December 31, 2016 and 2015, respectively)	—	367
Indebtedness to related parties	22,458	66,310
Asset valuation reserve	72,726	63,430
Net transfers from separate accounts due or accrued	(22,425)	(26,472)
Derivatives	70,006	91,019
Payable for securities lending	21,825	50,084
Other liabilities	308,377	244,725
Separate account liabilities	1,358,080	1,334,359
Total liabilities	12,397,704	12,390,801
Capital and surplus:		
Common stock: authorized 149 shares of $20,000 par value; 144 shares		
issued and outstanding	2,880	2,880
Surplus notes	165,032	165,032
Paid in and contributed surplus	421,175	421,175
Unassigned surplus	308,051	269,164
Total capital and surplus	897,138	858,251
Total liabilities and capital and surplus	$ 13,294,842	$ 13,249,052

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

	Year ended December 31		
	2016	**2015**	**2014**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 534,865	$ 13,877	$ (61,208)
Net investment income	532,284	567,894	584,477
Amortization of interest maintenance reserve	(18,795)	(29,491)	(45,062)
Commissions, expense allowances and reserve adjustments			
on reinsurance ceded	214,835	123,709	(496,032)
Other revenue	91,620	90,133	89,347
Total premiums and other revenues	1,354,809	766,122	71,522
Benefits paid or provided:			
Death benefits	243,375	253,460	237,798
Annuity benefits	9,399	27,156	46,747
Disability benefits	308,712	101,995	87,861
Surrender benefits and withdrawals	204,354	271,886	357,758
Interest on policy or contract funds	36,525	37,760	81,167
Other benefits	1,906	1,961	1,832
Decrease in life and annuity reserves	(83,746)	(536,746)	(498,345)
Net transfers from separate accounts	(6,646)	(16,263)	(24,271)
Total benefits paid or provided	713,879	141,209	290,547
Insurance expenses and other deductions:			
Commissions	393,141	404,567	(580,510)
General expenses	89,331	79,815	78,704
Insurance taxes, licenses and fees	20,333	19,718	16,531
Other deductions	65,771	50,167	95,728
Total insurance expenses and other deductions	568,576	554,267	(389,547)
Gain from operations before policyholder dividends,			
federal income taxes and net realized capital gains (losses)	72,354	70,646	170,522
Dividends to policyholders	1,497	1,102	1,463
Gain from operations before federal income taxes			
and net realized capital gains (losses)	70,857	69,544	169,059
Federal income tax (benefit) expense	(2,696)	14,665	57,470
Gain from operations before net realized capital gains (losses)	73,553	54,879	111,589
Net realized capital gains (losses)	19,627	(299,358)	29,985
Net income (loss)	$ 93,180	$ (244,479)	$ 141,574

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

| | Year ended December 31 | | |
	2016	2015	2014
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,880	$ 2,880	$ 2,880
Surplus notes:			
Balance at beginning and end of year	165,032	165,032	165,032
Paid in and contributed surplus:			
Balance at beginning of year	421,175	551,175	551,175
Return of capital	—	(130,000)	—
Balance at end of year	421,175	421,175	551,175
Unassigned surplus:			
Balance at beginning of year	269,164	409,702	314,900
Net income (loss)	93,180	(244,479)	141,574
Change in net unrealized capital gains (losses)	25,867	264,580	(134,207)
Change in nonadmitted assets	39,837	(40,538)	63,664
Change in liability for reinsurance in unauthorized companies	2,034	(1,599)	1,707
Change in asset valuation reserve	(9,296)	(842)	46,428
Change in net deferred income tax	(44,283)	13,836	984
Deferred gain on reinsurance of existing business	—	—	24,473
Amortization of gain on reinsurance	(15,015)	(23,367)	(14,622)
Dividends to shareholders	(54,000)	(111,000)	(32,000)
Change in pension and other post-employment benefits	118	2,037	(3,199)
Prior period adjustments	445	834	—
Balance at end of year	308,051	269,164	409,702
Total capital and surplus	$ 897,138	$ 858,251	$ 1,128,789

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

		Year ended December 31	
	2016	2015	2014
	(In Thousands)		
Operating Activities:			
Premiums, policy proceeds, and other considerations received,			
net of reinsurance paid	$ 617,830	$ 646,238	$ (58,300)
Net investment income received	537,280	562,663	598,835
Commissions and expenses (paid) received	(543,299)	(548,457)	508,933
Benefits paid	(621,231)	(712,347)	(862,415)
Net transfers from separate accounts	10,722	21,888	30,296
Dividends paid to policyholders	(1,449)	(1,727)	(1,557)
Federal income taxes paid	(3,975)	(29,892)	(31,402)
Miscellaneous income (expense)	293,974	230,692	(706,361)
Net cash provided (used) in operations	289,852	169,058	(521,971)
Investment Activities:			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	1,351,982	983,015	2,332,866
Stocks	19,181	9,896	19,380
Mortgage loans	102,794	192,782	162,941
Other invested assets	22,009	63,888	381,918
Miscellaneous proceeds	46,920	57,142	70,023
Total proceeds from sales, maturities, or repayments of investments	1,542,886	1,306,723	2,967,128
Cost of investments acquired:			
Bonds	1,000,533	986,497	1,170,579
Stocks	4,234	16,353	6,953
Mortgage loans	203,796	200,741	494,994
Other invested assets	14,253	34,482	482,288
Miscellaneous applications	68,937	72,161	70,139
Total cost of investments acquired	1,291,753	1,310,234	2,224,953
Net (increase) decrease in contract loans	(2,878)	46,191	866
Net cash provided by investment activities	248,255	42,680	743,041
Financing and Miscellaneous Activities:			
Other cash provided (applied):			
Net withdrawals on deposit type contracts	(210,204)	(54,254)	(412,650)
Dividends to stockholders	(54,000)	(111,000)	(32,000)
Capital and surplus paid in	—	(130,000)	—
Other cash (applied) provided	(84,056)	31,103	177,149
Net cash used in financing and miscellaneous activities	(348,260)	(264,151)	(267,501)
Net decrease (increase) in cash and short term investments	189,847	(52,413)	(46,431)
Cash and short term investments:			
Beginning of year	250,876	303,289	349,720
End of year	$ 440,723	$ 250,876	$ 303,289

The accompanying notes are an integral part of these financial statements.

		Year ended December 31		
	2016	**2015**	**2014**	
		(In Thousands)		
Note: Supplemental disclosures of cash flow information for non-cash transactions:				
Reinsurance recapture	$ —	$ 618,705	$ —	
Dividend from subsidiary	—	308,373	—	

The accompanying notes are an integral part of these financial statements.

(Dollar amounts in millions, unless otherwise stated)

1. **Organization and Significant Accounting Policies**

   Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly-owned subsidiary of Voya Financial, Inc., a publicly traded corporation with its common stock listed on the New York Stock Exchange, under the symbol "VOYA."

   Prior to May 2013, Voya Financial, Inc., together with its subsidiaries including the Company, was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING continues to hold certain warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

   Description of Business

   The Company focuses on two markets: the advanced market and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, the U.S. Virgin Islands, and Puerto Rico (approved for reinsurance only). In the investment products market, the Company offers funding agreements and trust notes to institutional buyers. All of the previously issued funding agreements will mature or be terminated by the end of 2017. The Company may issue new funding agreements to support liquidity in the future.

   Use of Estimates

   The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

   Correction of Errors

   In 2016, the Company determined that it had understated allocated share based compensation expenses related to retirement eligibility in prior years by $0.5. To correct this error, the Company recognized a cumulative prior period adjustment decrease to surplus of $0.4, net of tax, in accordance with the provisions of Statement of Statutory Accounting Principles ("SSAP") No. 3, *Accounting Changes and Corrections of Errors* ("SSAP No. 3"). The tax effect of this

(Dollar amounts in millions, unless otherwise stated)

adjustment was an increase to surplus due to taxes recoverable of $0.2 and a decrease to surplus of $0.1 due to SSAP No. 101, *Income Taxes* ("SSAP No. 101") surplus limitation.

In 2016, the Company determined that it had understated the ceded pending claims liability and ceded reinsurance IMR in prior years by $1.2. To correct this error, the Company recognized a cumulative prior period adjustment increase in surplus of $0.8, net of tax, in accordance with the provisions of SSAP No. 3. The tax effect of this adjustment was an increase to taxes payable of $0.4.

In 2015, the Company determined that it had overstated the payable to parent, subsidiaries and affiliates in prior years by $0.3. To correct this error, the Company recognized a cumulative prior period adjustment to surplus of $0.2 net of tax, in accordance with the provisions of SSAP No. 3. The tax effect of this adjustment was an increase to taxes payable of $0.1.

In 2015, the Company discovered reserves established for certain annuity contracts were overstated in prior years by $0.6 due to adjustments related to a system conversion. To correct for this error, the Company has recognized a cumulative prior period adjustment in surplus of $0.6 in accordance with the provisions of SSAP No. 3.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of the Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from United States Generally Accepted Accounting Principles ("U.S. GAAP"). The more significant variances from U.S. GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on a rating by the National Association of Insurance Commissioners ("NAIC").

The Company periodically reviews the value of its investments in bonds and mandatorily redeemable preferred stocks. If the fair value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline. To make this determination for each security, the following are some of the factors considered:

- The length of time and the extent to which the fair value has been below cost.
- The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential.
- The Company's intent to sell the security prior to its maturity at an amount below its carrying value.
- The Company's intent and ability to hold the security long enough for it to recover its fair value.

(Dollar amounts in millions, unless otherwise stated)

Based on the analysis, the Company makes a judgment as to whether the decline in fair value is other–than-temporary. When an other-than-temporary impairment ("OTTI") is recorded because there is intent to sell or the Company does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis, the security is written down to fair value. The total loss recorded is bifurcated between the interest related loss and the non-interest related loss. The interest related portion is deferred through the interest maintenance reserve ("IMR") and the non-interest related portion is included in the asset valuation reserve ("AVR") in the period that the OTTI is considered to have occurred as prescribed by the NAIC. Losses resulting from OTTI charges, net of transfers to IMR, are recorded within net realized capital gains (losses) in the statements of operations.

The Company invests in structured securities, including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. Structured securities are reported at amortized cost or fair value based on a rating by the NAIC. They are amortized using the interest method over the period which repayment of principal is expected to occur. For structured securities in unrealized loss positions, the Company determines whether it has the intent to sell or the intent and ability to hold the security for a period of time sufficient to recover the amortized cost. If the Company has the intent and ability to hold the security to recovery, the Company must compare the present value of the expected future cash flows for this security to its carrying value. If the present value of the expected future cash flows for the security is lower than its carrying value, the security is written down to its present value of the expected future cash flows.

Net realized gains and losses on disposed investments are reported in the statements of operations, net of federal income tax and transfers to the IMR.

Under U.S. GAAP, fixed maturities are designated at purchase as held to maturity, trading or available-for-sale, except for those accounted for using the fair value option ("FVO"). Held to maturity investments are reported at amortized cost and the remaining fixed maturity investments are reported at fair value. For those designated as trading, changes in fair value are reported in the statements of operations. Available-for-sale securities are reported at fair value with changes in fair value reported as a separate component of other comprehensive income (loss) in shareholder's equity. Using the FVO, securities are reported at fair value with changes in fair value reported in the statements of operations.

When an intent impairment is determined, the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in net realized investment gains (losses) in the statements of operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected not to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in net realized capital gains (losses) in the

(Dollar amounts in millions, unless otherwise stated)

statements of operations. The noncredit impairment is recorded in other comprehensive income (loss) in shareholder's equity.

Asset Valuation Reserves: The AVR is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Interest Maintenance Reserve: Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The Company reports the net deferral of IMR as a liability on the accompanying balance sheets. When the net deferral of IMR is negative, the amount is reported as a component of other assets and nonadmitted.

Cash and Short-term Investments: Cash and short-term investments represent cash balances, demand deposits, and short term fixed maturity investments with initial maturities of one year or less at the date of acquisition.

Under U.S. GAAP, the corresponding caption of cash and cash equivalents includes cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.

Derivatives: The Company follows the hedge accounting guidance in SSAP No. 86, *Derivatives* ("SSAP No. 86") for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP No. 86, derivatives that are deemed effective hedges are accounted for entirely in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract.

Under U.S. GAAP, the effective and ineffective portions of a cash flow hedge are accounted for separately. The effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in other net realized capital gains (losses). An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is reported with the host contract on the balance

(Dollar amounts in millions, unless otherwise stated)

sheets at fair value, and the change in fair value is recorded in income. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in other net realized capital gains (losses).

Mortgage Loans: Mortgage loans are reported at amortized cost, less write downs for impairments. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lesser of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains (losses).

Under U.S. GAAP, the Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Deferred Income Taxes: Deferred tax assets and liabilities represent the future tax recoveries or obligations associated with the accumulation of temporary differences between the tax and financial statement bases of the Company's assets and liabilities. Deferred tax assets are provided for and admitted to an amount determined under a standard formula in accordance with SSAP No. 101. A valuation allowance is required if based on the available evidence; it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the gross deferred tax assets will not be realized. This assessment is determined on a separate reporting entity basis.

After reduction for any valuation allowance, the Company follows the admissibility formula laid out under SSAP No. 101. These provisions limit the amount of gross deferred tax assets that can be admitted to surplus to those for which ultimate recoverability can be demonstrated. This limitation is based on availability of taxes paid in prior years that could be recovered through carrybacks, the expected timing of reversals for accumulated temporary differences over the next three years to offset future taxes, surplus limits, and the amount of gross deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted.

SSAP No. 101 requires all changes in deferred tax balances to be included as surplus adjustments; under U.S. GAAP, however, most changes in deferred tax balances are recorded in the income statement (with the exception of certain items that are recorded through Other Comprehensive Income or directly to the equity section of the balance sheet) as a component of the total income tax provision.

(Dollar amounts in millions, unless otherwise stated)

U.S. GAAP also requires that deferred taxes be included for all jurisdictions that determine taxes based on income. Thus deferred state income taxes must be recorded under U.S. GAAP. SSAP No. 101, however, specifically prohibits establishing deferred state income tax assets and liabilities.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred.

Under U.S. GAAP, incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities are capitalized. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. In addition, the outstanding value of in force business acquired is capitalized. For certain traditional life insurance, to the extent recoverable from future gross profits, acquisition costs are amortized over the premium payment period in proportion to the present value of expected gross premium. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized over the estimated lives of the contracts in relation to the emergence of estimated gross profits.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under U.S. GAAP, premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized as revenue when due. Amounts received for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges.

Benefits Paid or Provided: Benefits incurred for universal life and annuity policies represent the total of death benefits paid and the change in policy reserves.

Under U.S. GAAP, benefits and expenses for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and fixed-indexed annuity contracts include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium method and Commissioners' Reserve Valuation method ("CRVM") using statutory rates for mortality and interest.

(Dollar amounts in millions, unless otherwise stated)

Under U.S. GAAP policy reserves for traditional products are based upon the net level premium method utilizing best estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the U.S. GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves. Commissions allowed by reinsurers on business ceded are reported as income when received. Losses generated in certain reinsurance transactions are recognized immediately in income, with gains reported as a separate component of surplus and amortized over the remaining life of the business.

Under U.S. GAAP, ceded future policy benefits and contract owner liabilities are reported gross on the balance sheets. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the balance sheets and are stated net of allowances for uncollectible reinsurance, which are charged to earnings. Gains and losses on reinsurance, including commission and expense allowances, are deferred and amortized over the remaining life of the business.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non-operating system software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited U.S. GAAP statements are not available, or expected to be available, are nonadmitted.

Under U.S. GAAP, the accounts and operations of the Company's wholly owned subsidiaries are consolidated. Intercompany transactions and balances are eliminated.

Policyholder Dividends: Policyholder dividends are recognized when declared.

Under U.S. GAAP, dividends allocable to participating contract owners are based on published dividend projections or expected dividend scales.

Surplus Notes: Surplus notes issued are reported as a component of surplus on the balance sheets. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance.

(Dollar amounts in millions, unless otherwise stated)

Under U.S. GAAP, surplus notes are reported as long-term debt, and the related interest is reported as a change to earnings over the term of the notes. See Note 3 for additional information on affiliate surplus notes.

Reconciliation to U.S. GAAP: The effects of the preceding variances from U.S. GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Loan-backed securities are stated at either amortized cost or the lower of amortized cost or fair value. Amortized cost is determined using the effective interest method and includes anticipated prepayments. The retrospective adjustment method is used to determine the amortized cost for the majority of loan-backed and structured securities. For certain securities the prospective adjustment method is used, including interest only securities and securities that have experienced an OTTI.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value and nonredeemable preferred stocks are reported at fair value or the lower of cost or fair value.

Common stocks are reported at fair value, and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes. Federal Home Loan Bank ("FHLB") common stock is carried at par value.

The Company engages in dollar reverse repurchase agreements with mortgage-backed securities ("dollar rolls") and reverse repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company also enters into repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased.

The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral

(Dollar amounts in millions, unless otherwise stated)

deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Short-term investments are reported at amortized cost which approximates fair value. Short-term investments include investments with maturities between three months and one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited U.S. GAAP equity of the investee. Changes in surplus from distributions are reported in investment income.

Residual collateralized mortgage obligations, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Surplus notes acquired, which are included in other invested assets on the balance sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are generally determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less from date of purchase.

The Company's use of derivatives is primarily for economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The unrealized gains and losses from derivatives not designated in effective hedging relationships are reported at fair value through surplus. Upon termination, interest related gains and losses on asset hedges are included in IMR and are amortized over the remaining lives of the derivatives; other gains and losses are added to the AVR.

(Dollar amounts in millions, unless otherwise stated)

The Company enters into the following derivatives:

Credit Contracts:

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in replication relationships.

Equity Contracts:

Options: The Company uses options to hedge against changes in the value of the benefit contained in the indexed universal life products. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Foreign Exchange Contracts:

Currency Forwards: The Company uses currency forward contracts to hedge currency exposure related to its invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Interest Rate Contracts:

Futures: The Company uses interest rate futures contracts to hedge interest rate risks associated with the CMO-B portfolio. Changes in the general level of interest rates can result in the potential for adverse changes in the portfolio. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches

(Dollar amounts in millions, unless otherwise stated)

between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to manage the volatilities between the market value sensitivities of the Portfolio of asset/liability mismatch caused by changing interest rates. The Company utilizes these contracts in non-qualifying hedging relationships.

Total Return Swaps: The Company uses Total Return Swaps to hedge the cash flow variability associated with its Surplus account assets. The Company pays total return on its surplus account assets and receives variable payment detailed in the Total Return Swap confirmation agreement. The Company utilizes these contracts in a non-qualifying hedging relationship.

Investments in Subsidiary: SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP No. 97"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's non-insurance subsidiaries are reported at the underlying audited U.S. GAAP equity amount, adjusted to a statutory accounting basis as promulgated by the NAIC Accounting Practices and Procedures Manual. Dividends from subsidiaries are included in net investment income. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited statements are not available or expected to be available are nonadmitted. Management regularly reviews its SCAs to determine if an other-than-temporary impairment has occurred. During this review, management makes a judgment as to whether it is probable that the reporting entity will be unable to recover the carrying amount of the investment or there is evidence indicating inability of the investee to sustain earnings.

Contract Loans: Contract loans are reported at unpaid principal balances but not in excess of the cash surrender value.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.5% to 11.3% for 2016.

(Dollar amounts in millions, unless otherwise stated)

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $7.3 billion and $7.8 billion at December 31, 2016 and 2015, respectively.

The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $281.1 and $284.1 at December 31, 2016 and 2015, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts* ("SSAP No. 54").

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

(Dollar amounts in millions, unless otherwise stated)

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset, not to exceed three years.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Participating Insurance: Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31			
	2016		**2015**	
	(In Thousands)			
Net deferred tax asset	$	173,944	$	213,193
Agents' debit balances		7,318		6,398
Deferred and uncollected premium		94		67
Other		737		2,221
Total nonadmitted assets	$	182,093	$	221,879

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2016. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2016.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company. There are no product classification differences under U.S. GAAP.

(Dollar amounts in millions, unless otherwise stated)

Reserves related to the Company's mortality risk are associated with life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $4.6 and $5.4 at December 31, 2016 and 2015, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed practices by the State of Colorado. The Colorado Commissioner of Insurance ("Commissioner") has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance.

On May 8, 2013, the Company, with the permission of the Colorado Division of Insurance, reallocated the gross paid-in and contributed surplus and the unassigned funds components of surplus, computed as of December 31, 2012, similar to the restatement of surplus that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization under Statements of Statutory Accounting Principles No. 72, *Surplus and Quasi-Reorganizations* ("SSAP No. 72"). The reallocation resulted in a decrease to gross paid-in and contributed surplus and an increase in unassigned surplus of $455.4. This permitted practice had no impact on net income, total capital and surplus or risk-based capital.

For the years ended December 31, 2016, 2015, and 2014, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3. Investments

Fixed Maturities and Equity Securities

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2016				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 727,762	$ 119,659	$ 3,010	$ 844,411
States, municipalities, and political subdivisions	358,787	13,901	8,976	363,712
Foreign other (par value - $1,296,293)	1,292,947	84,321	24,406	1,352,862
Foreign government (par value - $126,711)	130,422	2,846	4,016	129,252
Corporate securities	4,386,789	341,698	61,659	4,666,828
Residential mortgage backed securities	521,876	125,821	5,161	642,536
Commercial mortgage backed securities	363,986	6,889	980	369,895
Other asset backed securities	80,997	2,774	286	83,485
Total fixed maturities	7,863,566	697,909	108,494	8,452,981
Preferred stocks	22,477	947	116	23,308
Common stocks	4,682	—	—	4,682
Total equity securities	27,159	947	116	27,990
Total	$ 7,890,725	$ 698,856	$ 108,610	$ 8,480,971
At December 31, 2015				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 776,474	$ 129,926	$ 2,236	$ 904,164
States, municipalities, and political subdivisions	193,448	13,796	2,131	205,113
Foreign other (par value - $1,375,080)	1,374,016	64,918	88,724	1,350,210
Foreign government (par value - $120,430)	125,794	2,023	7,740	120,077
Corporate securities	4,347,426	234,680	174,290	4,407,816
Residential mortgage backed securities	616,258	159,191	7,131	768,318
Commercial mortgage backed securities	741,155	16,687	1,539	756,303
Other asset backed securities	54,371	2,335	1,302	55,404
Total fixed maturities	8,228,942	623,556	285,093	8,567,405
Preferred stocks	22,302	298	206	22,394
Common stocks	15,348	—	—	15,348
Total equity securities	37,650	298	206	37,742
Total	$ 8,266,592	$ 623,854	$ 285,299	$ 8,605,147

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

		December 31		
		2016		**2015**
		(In Thousands)		
Cost or amortized cost	$	7,863,566	$	8,228,942
Adjustment for below investment grade bonds		(1,209)		(1,091)
Carrying value	$	7,862,357	$	8,227,851

The aggregate fair value of bonds with unrealized losses and the time period that cost exceeded fair value are as follows:

		Less than 6 Months Below Cost		**More than 6 Months and Less than 12 Months Below Cost**		**More than 12 Months Below Cost**		**Total**
		(In Thousands)						
At December 31, 2016								
Fair value	$	1,832,798	$	31,182	$	376,138	$	2,240,118
Unrealized loss		71,878		1,796		34,820		108,494
At December 31, 2015								
Fair value	$	1,283,549	$	1,402,471	$	251,519	$	2,937,539
Unrealized loss		55,971		159,167		69,955		285,093

The amortized cost and fair value of investments in bonds at December 31, 2016, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Cost		**Fair Value**
		(In Thousands)		
Maturity:				
Due in 1 year or less	$	140,640	$	138,303
Due after 1 year through 5 years		648,185		677,520
Due after 5 years through 10 years		866,356		889,059
Due after 10 years		5,241,526		5,652,183
		6,896,707		7,357,065
Residential mortgage backed securities		521,876		642,536
Commercial mortgage backed securities		363,986		369,895
Other asset backed securities		80,997		83,485
Total	$	7,863,566	$	8,452,981

(Dollar amounts in millions, unless otherwise stated)

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

In managing the Company's risk exposure to subprime and Alt-A mortgages, collateral performance and structural characteristics associated with various positions are taken into account. Pre-2008 vintage subprime and Alt-A mortgage collateral continues to distance itself from the credit crisis and payment performance reflects a housing market firmly entrenched in recovery. While collateral losses continue to be realized, the amounts are steadily decreasing. Serious delinquencies and other measures of performance, like prepayments and loan defaults, have also displayed sustained periods of improvement. Reflecting these fundamental improvements, related bond prices and sector liquidity have increased substantially since the credit crisis. Home prices have moved steadily higher, further supporting payment performance. Year-over-year home price measures, while at a lower magnitude than experienced in recent years, appear to have stabilized at sustainable levels, when measured on a nationwide basis. This backdrop remains supportive of continued improvement in overall borrower payment behavior.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's exposure to subprime mortgage-backed holdings and Alt-A mortgage-backed securities through other investments:

	Actual Cost		Book/Adjusted Carrying Value (Excluding Interest)		Fair Value		Other Than Temporary Impairment Losses Recognized	
			(In Thousands)					
December 31, 2016								
Residential mortgage backed securities	$	44,604	$	36,745	$	39,834	$	447
Structured securities		174,722		123,124		143,009		568
Total	$	219,326	$	159,869	$	182,843	$	1,015
December 31, 2015								
Residential mortgage backed securities	$	58,883	$	48,406	$	52,789	$	126
Structured securities		267,626		207,527		230,980		326
Total	$	326,509	$	255,933	$	283,769	$	452
December 31, 2014								
Residential mortgage backed securities	$	64,287	$	56,413	$	62,294	$	365
Structured securities		321,367		242,876		270,103		—
Total	$	385,654	$	299,289	$	332,397	$	365

The Company did not have direct exposure through investments in subprime mortgage loans as of December 31, 2016 or 2015.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2016

(Dollar amounts in millions, unless otherwise stated)

The following tables detail the Company's exposure to structured notes:

At December 31, 2016

CUSIP Identification	Actual Cost		Fair Value		Book/Adjusted Carrying Value		Mortgage-Referenced Security (Y/N)
			(In Thousands)				
026874BS5	$	7,416	$	8,988	$	7,401	N
03938LAS3		9,918		10,688		10,108	N
25156PAC7		4,545		5,397		4,352	N
416515AW4		2,398		2,565		2,398	N
53079EAR5		978		1,500		978	N
89352HAC3		5,071		4,163		5,003	N
903312AA4		1,638		2,200		1,716	N
98877CAA5		5,000		5,013		5,000	N
3137G0AY5		8,772		9,342		8,801	Y
3137G0BK4		3,637		4,175		3,692	Y
3137G0CU1		2,186		2,453		2,206	Y
30711XAF1		9,916		10,861		10,034	Y
30711XAH7		11,586		12,642		11,738	Y
30711XAK0		11,393		12,750		11,564	Y
30711XAT1		5,284		5,462		5,282	Y
30711XAX2		4,330		4,676		4,355	Y
Total	$	94,068	$	102,875	$	94,628	XXX

(Dollar amounts in millions, unless otherwise stated)

At December 31, 2015

CUSIP Identification	Actual Cost		Fair Value		Book/Adjusted Carrying Value		Mortgage-Referenced Security (Y/N)
			(In Thousands)				
001957BD0	$	3,985	$	4,590	$	3,903	N
026874BS5		7,416		9,450		7,405	N
03938LAS3		12,893		8,791		12,927	N
25156PAC7		4,545		5,127		4,381	N
37247DAG1		360		810		371	N
416515AW4		2,398		2,640		2,398	N
53079EAR5		978		1,490		978	N
749769AA3		7,999		8,130		7,999	N
89352HAC3		5,071		3,750		5,020	N
903312AA4		1,638		2,250		1,716	N
96122CAA2		4,753		5,025		4,696	N
98877CAA5		5,000		5,113		5,000	N
EF3202449		13,593		13,799		13,537	N
Total	$	70,629	$	70,965	$	70,331	XXX

(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans

All mortgage loans are evaluated by seasoned underwriters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. The Company's mortgage loans on real estate are all commercial mortgage loans, held for investment.

The maximum and minimum lending rates for long-term mortgage loans acquired or made during 2016 were 9.8% and 3.4%.

Taxes, assessments and any amounts advanced and not included in the mortgage loan total were $0.0 and $0.0 as of December 31, 2016 and 2015, respectively.

Property insurance is required on all collateral securing commercial real estate mortgage loans. Generally the coverage is "all risk" at a level equal to the replacement cost of the improvements. Additional coverage may be required to cover flood, windstorm and other risks associated with collateral type, use and location.

During 2016, the maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 82.1% on commercial properties.

(Dollar amounts in millions, unless otherwise stated)

The following table shows an age analysis of mortgage loans by type as of December 31, 2016 and 2015:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
					(In Thousands)		
December 31, 2016							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$1,175,081	$ —	$1,175,081
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%
December 31, 2015							
Recorded investment (all)							
Current	$ —	$ —	$ —	$ —	$1,074,089	$ —	$1,074,089
30-59 Days Past Due	—	—	—	—	—	—	—
60-89 Days Past Due	—	—	—	—	—	—	—
90-179 Days Past Due	—	—	—	—	—	—	—
180+ Days Past Due	—	—	—	—	—	—	—
Accruing Interest 90-179 Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Accruing Interest 180+ Days Past Due							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest Accrued	—	—	—	—	—	—	—
Interest Reduced							
Recorded Investment	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Number of Loans	—	—	—	—	—	—	—
Percent Reduced	—%	—%	—%	—%	—%	—%	—%

(Dollar amounts in millions, unless otherwise stated)

The following table shows investments in impaired mortgage loans held by the Company with or without an allowance for credit losses as of December 31, 2016 and 2015:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
			(In Thousands)				
December 31, 2016							
With Allowance for Credit Losses	$ —	$ —	$ —	$ —	$ —	$ —	$ —
No Allowance for Credit Losses	—	—	—	—	—	—	—
December 31, 2015							
With Allowance for Credit Losses	$ —	$ —	$ —	$ —	$ —	$ —	$ —
No Allowance for Credit Losses	—	—	—	—	735	—	735

(Dollar amounts in millions, unless otherwise stated)

The following table shows investments in impaired mortgage loans held by the Company and the related average recorded investment, the interest income recognized and the investments on nonaccrual status pursuant to SSAP No. 34, *Investment Income Due and Accrued* as of December 31, 2016, 2015 and 2014:

	Farm	Residential Insured	Residential All Other	Commercial Insured	Commercial All Other	Mezzanine	Total
			(In Thousands)				
December 31, 2016							
Average recorded investment	$ —	$ —	$ —	$ —	$ 367	$ —	$ 367
Interest income recognized	—	—	—	—	2	—	2
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	6	—	6
December 31, 2015							
Average recorded investment	$ —	$ —	$ —	$ —	$ 2,072	$ —	$ 2,072
Interest income recognized	—	—	—	—	100	—	100
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	112	—	112
December 31, 2014							
Average recorded investment	$ —	$ —	$ —	$ —	$ 4,049	$ —	$ 4,049
Interest income recognized	—	—	—	—	224	—	224
Recorded Investments on nonaccrual status	—	—	—	—	—	—	—
Amount of interest income recognized using a cash-basis method of accounting	—	—	—	—	208	—	208

The Company recognizes interest income on its impaired loans upon receipt.

The Company has no allowances for credit losses as of December 31, 2016 and 2015.

The Company has no mortgage loans derecognized as a result of foreclosure as of December 31, 2016 and 2015.

(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains and Losses

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR are as follows:

	December 31		
	2016	**2015**	**2014**
	(In Thousands)		
Realized capital (losses) gains	$ (13,435)	$ (318,532)	$ 22,340
Amount transferred to IMR (net of related taxes of			
$(5,191) in 2016, $(11,592) in 2015, and $4,854 in 2014)	9,641	21,528	(9,015)
Federal income tax benefit (expense)	23,421	(2,354)	16,660
Net realized capital gains (losses)	$ 19,627	$ (299,358)	$ 29,985

Realized capital losses include losses of $14.7, $30.3 and $3.4 related to securities that have experienced an other than temporary decline in value during 2016, 2015 and 2014, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $0.7 billion, $1.0 billion and $1.8 billion in 2016, 2015 and 2014, respectively. Gross gains of $26.5, $17.1 and $79.1 and gross losses of $42.5, $16.9 and $25.5 during 2016, 2015 and 2014, respectively, were realized on those sales. A portion of the gains and losses realized in 2016, 2015 and 2014 has been deferred to future periods in the IMR.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, *Loan-backed and Structured Securities* ("SSAP No. 43R") during 2016 due to intent to sell or inability or lack of intent to hold to recovery in 2016:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ 2	$ —	$ —	$ 2
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ 2	$ —	$ —	$ 2
Second quarter:				
Aggregate intent to sell	$ 2	$ 1	$ —	$ 1
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 2	$ 1	$ —	$ 1
Third quarter:				
Aggregate intent to sell	$ 3,787	$ 1,887	$ —	$ 1,900
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total third quarter	$ 3,787	$ 1,887	$ —	$ 1,900
Fourth quarter:				
Aggregate intent to sell	$ 196	$ 59	$ —	$ 137
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ 196	$ 59	$ —	$ 137
Total	N/A	$ 1,947	$ —	N/A

(Dollar amounts in millions, unless otherwise stated)

The following table discloses, in aggregate, the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R during 2015 due to intent to sell or inability or lack of intent to hold to recovery in 2015:

	Amortized Cost Basis Before Other-than-Temporary Impairment	Other-than-Temporary Impairment Recognized		Fair Value
		Interest	Non-interest	
		(In Thousands)		
First quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total first quarter	$ —	$ —	$ —	$ —
Second quarter:				
Aggregate intent to sell	$ 1	$ —	$ —	$ 1
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total second quarter	$ 1	$ —	$ —	$ 1
Third quarter:				
Aggregate intent to sell	$ 503	$ 122	$ —	$ 381
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total third quarter	$ 503	$ 122	$ —	$ 381
Fourth quarter:				
Aggregate intent to sell	$ —	$ —	$ —	$ —
Aggregate inability or lack of intent to hold to recovery	—	—	—	—
Total fourth quarter	$ —	$ —	$ —	$ —
Total	N/A	$ 122	$ —	N/A

There were no OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R during 2014 due to intent to sell or inability or lack of intent to hold to recovery in 2014.

(Dollar amounts in millions, unless otherwise stated)

The following table discloses in detail the OTTI's recognized by the Company in accordance with structured securities subject to SSAP No. 43R, exclusive of intent impairments, in 2016:

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
			(In Thousands)			
12668AKU8	$ 2,179	$ 2,169	$ 11	$ 2,169	$ 2,106	3/31/2016
12669FXP3	197	180	17	180	180	3/31/2016
12669GUX7	92	89	3	89	89	3/31/2016
16165MAD0	807	785	23	785	662	3/31/2016
17311YAB9	7,685	7,117	568	7,117	7,117	3/31/2016
2254582C1	1,304	1,267	37	1,267	1,267	3/31/2016
225458X45	9,618	9,501	117	9,501	9,501	3/31/2016
45660LSP5	610	604	6	604	517	3/31/2016
751155AN2	440	438	2	438	358	3/31/2016
86358RTY3	65	63	2	63	63	3/31/2016
86359DMZ7	268	264	5	264	263	3/31/2016
93934NAA3	481	477	5	477	452	3/31/2016
12668BCH4	2,398	2,335	64	2,335	2,110	6/30/2016
12669FXP3	168	163	5	163	163	6/30/2016
2254582C1	1,194	1,184	11	1,184	1,184	6/30/2016
225458X45	8,394	8,177	217	8,177	8,177	6/30/2016
45660LSP5	587	574	13	574	494	6/30/2016
751155AN2	428	421	7	421	339	6/30/2016
86359DMZ7	234	233	—	233	233	6/30/2016
93934NAA3	459	453	6	453	430	6/30/2016
12668BCH4	2,249	2,186	63	2,186	2,104	9/30/2016
225458PN2	126	126	1	126	109	9/30/2016
45660LSP5	551	540	11	540	480	9/30/2016
751155AN2	401	397	4	397	328	9/30/2016
76110HCB3	161	159	3	159	159	9/30/2016
761118CX4	478	472	6	472	439	9/30/2016
93934FBD3	825	816	10	816	722	9/30/2016
93934FJR4	3	3	—	3	1	9/30/2016
93934NAA3	441	429	12	429	413	9/30/2016
12668BCH4	2,045	1,961	84	1,961	1,926	12/31/2016
12669FXP3	134	133	—	133	133	12/31/2016
225458PN2	120	118	2	118	104	12/31/2016
225458X45	8,005	7,974	31	7,974	7,974	12/31/2016
225470RU9	210	208	2	208	208	12/31/2016
45660LSP5	528	517	11	517	462	12/31/2016

(Dollar amounts in millions, unless otherwise stated)

CUSIP	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized Other-Than-Temporary Impairment	Amortized Cost After Other-Than-Temporary Impairment	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
			(In Thousands)			
751155AN2	381	379	2	379	327	12/31/2016
76110HCB3	123	121	2	121	121	12/31/2016
86359DMZ7	185	177	8	177	177	12/31/2016
93934FBD3	754	743	11	743	670	12/31/2016
93934FJR4	2	1	—	1	1	12/31/2016
Total			$ 1,382			

The total amount of OTTI's recognized by the Company arising from the present value of expected cash flows being less than the amortized cost of structured securities subject to SSAP No. 43R was $1.4, $0.5 and $0.7 in 2016, 2015 and 2014, respectively.

The following table discloses, in the aggregate, all structured securities in an unrealized loss position for which an OTTI has not been recognized in accordance with the requirements of SSAP No. 43R. This includes securities with a recognized OTTI for non-interest related declines when a non-recognized interest related impairment remains:

	December 31, 2016	
	Aggregate Amount of Unrealized Losses	Aggregate Fair Value of Securities with Unrealized Losses
	(In Thousands)	
Less than 12 months	$ 3,258	$ 191,743
Greater than 12 months	3,168	60,968
Total	$ 6,426	$ 252,711

	December 31, 2015	
	Aggregate Amount of Unrealized Losses	Aggregate Fair Value of Securities with Unrealized Losses
	(In Thousands)	
Less than 12 months	$ 3,461	$ 233,888
Greater than 12 months	6,511	99,306
Total	$ 9,972	$ 333,195

(Dollar amounts in millions, unless otherwise stated)

Impairments on joint venture, partnerships and limited liability company holdings are taken when the market value is less than 90% of book value, and it is determined that the decline below book value is not recoverable. The fair value of these investments is based upon the Company's overall proportional ownership interest in the underlying partnership. The investment and the amount of the impairments for the years ended December 31, 2016, 2015 and 2014 are as follows:

Description	Amount of Impairment		
	2016	2015	2014
	(In Thousands)		
AUDAX MEZZANINE FUND, LP PRVT	$ —	$ —	$ 60
EIG ENERGY FUND XIV LP	1,928	—	—
ENERGY CAPITAL PARTNERS, LP PRVT	1,977	826	—
GREEN MOUNTAIN INVESTORS II, LP PRVT	—	—	12
PRUDENTIAL CAPITAL PARTNERS, LP PRVT	5	—	—
TCW/CRESENT MEZZANINE PARTNERS III PRVT	88	—	—
TCW FUND XIV LP PRVT	—	1,716	—
TENASKA POWER FUND, L.P. PRVT	2,259	3,146	—
Total	$ 6,257	$ 5,688	$ 72

Investment Income

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2016	2015	2014
	(In Thousands)		
Income:			
Equity securities	$ 2,105	$ 1,748	$ 1,800
Bonds	453,427	475,064	505,789
Mortgage loans	55,971	66,704	53,259
Derivatives	(23,150)	(22,228)	(29,207)
Contract loans	53,006	50,687	53,785
Other	8,305	14,216	20,137
Total investment income	549,664	586,191	605,563
Investment expenses	(17,380)	(18,297)	(21,086)
Net investment income	$ 532,284	$ 567,894	$ 584,477

(Dollar amounts in millions, unless otherwise stated)

Affiliate Surplus Note

On December 17, 1996, Voya Insurance and Annuity Company ("VIAC"), an affiliate of the Company, issued a 7.979% surplus note in the amount of $35.0 to the Company. The scheduled maturity date is December 7, 2029 and is included in other invested assets on the balance sheet. Since the surplus note did not have an NAIC rating of 1.0, per SSAP No. 41, *Surplus Notes*, Paragraph 10.b.i.(b), a statement factor of 0.95 as a multiple of the face amount was established for the year ended 2015. The surplus note was upgraded to an NAIC rating of 1.0 in 2016. The carrying value of the surplus note at December 31, 2016 and 2015 was $35.0 and $33.2, respectively. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest paid from VIAC to the Company was $2.1, $2.8 and $2.8 for the periods ended December 31, 2016, 2015 and 2014, respectively. Additional interest of $0.7 was approved in 2016 and paid in 2017.

Reverse Repurchase Agreements and Securities Lending

The Company engages in dollar reverse repurchase agreements with mortgage-backed securities ("dollar rolls") and reverse repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2016 and 2015, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2016 and 2015, the Company did not have any securities pledged under repurchase agreements.

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial cash and/or non-cash collateral is required at a rate of 102% of the market value of the loaned securities. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty's ability to return securities pledged where collateral is insufficient to cover the loss. Under a recent amendment to the securities lending program, the Company also accepts non-cash collateral in the form of securities. The securities retained as collateral may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and Mortgage-Backed Securities pools. As of December 31, 2016 the fair value of securities retained as collateral by the lending agent on the Company's behalf was $259.7.

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral received, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2016 and 2015 are shown below:

| | At December 31, 2016 | | At December 31, 2015 | |
	Repurchase Agreements	Securities Lending	Repurchase Agreements	Securities Lending
	(In Thousands)			
Open	$ —	$ 21,825	$ —	$ 50,084
30 days or less	—	—	—	—
31 to 60 days	—	—	—	—
61 to 90 days	—	—	—	—
Greater than 90 days	—	—	—	—
Securities received	—		—	—
Total collateral received	$ —	$ 21,825	$ —	$ 50,084

The Company uses cash collateral received for income generation and general liquidity purposes. At the end of the loan term, the Company will take back its securities, and the counterparty will receive the amount loaned, together with the agreed upon interest.

The Company had loaned securities under securities lending agreements, which are reflected as invested assets on the balance sheet, with a fair value of approximately $270.7 and $48.4 at December 31, 2016 and 2015, respectively.

(Dollar amounts in millions, unless otherwise stated)

The aggregate amount of collateral reinvested, by specific time period, for repurchase agreements and securities lending agreements at December 31, 2016 and 2015 are shown below:

| | Repurchase Agreements | | Securities Lending | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
At December 31, 2016				
Open	$ —	$ —	$ —	$ —
30 days or less	—	—	16,935	16,935
31 to 60 days	—	—	1,619	1,620
61 to 90 days	—	—	705	706
91 to 120 days	—	—	—	—
121 to 180 days	—	—	2,566	2,567
181 to 365 days	—	—	—	—
1 to 2 years	—	—	—	—
2 to 3 years	—	—	—	—
Greater than 3 years	—	—	—	—
Securities received	—	—	—	—
Total collateral reinvested	$ —	$ —	$ 21,825	$ 21,828
At December 31, 2015				
Open	$ —	$ —	$ —	$ —
30 days or less	—	—	49,642	49,642
31 to 60 days	—	—	—	—
61 to 90 days	—	—	—	—
91 to 120 days	—	—	—	—
121 to 180 days	—	—	448	448
181 to 365 days	—	—	—	—
1 to 2 years	—	—	—	—
2 to 3 years	—	—	—	—
Greater than 3 years	—	—	—	—
Securities received	—	—	—	—
Total collateral reinvested	$ —	$ —	$ 50,090	$ 50,090

The Company had no collateral for transactions that extended beyond one year from the reporting date at December 31, 2016 and 2015.

The maturity dates of the liabilities appropriately match the invested assets in the securities lending program.

(Dollar amounts in millions, unless otherwise stated)

Federal Home Loan Bank Agreements

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). Through its membership, the Company has conducted business (issued funding agreements) with the FHLB. It is part of the Company's strategy to utilize these funds for spread lending purposes. The Company has determined the estimated maximum borrowing capacity as $4.8 billion. The Company has the ability to obtain funding from the FHLB based on a percentage of the value of its assets and subject to the availability of eligible collateral. The limit across all programs is potentially up to 40% of the general account total net admitted assets, excluding Separate Accounts, of the Company, one quarter in arrears, based on credit approval from FHLB of Topeka.

The amount of FHLB capital stock held by the Company is as follows:

	2016			2015		
	General Account	Separate Account	Total	General Account	Separate Account	Total
	(In Thousands)					
Membership stock - Class A	$ 500	$ —	$ 500	$ 500	$ —	$ 500
Activity stock	4,000	—	4,000	14,575	—	14,575
Excess stock	182	—	182	273	—	273
Aggregate total	$ 4,682	$ —	$ 4,682	$ 15,348	$ —	$ 15,348

All FHLB membership stock is not eligible for redemption.

The amount of collateral pledged to FHLB at the the end of the reporting period, and the maximum amount that was pledged to FHLB during the reporting period is as follows:

	Amount Pledged at End of Reporting Period			Maximum Amount Pledged During Reporting Period		
	Fair Value	Carrying Value	Aggregate Total Borrowing	Fair Value	Carrying Value	Aggregate Total Borrowing
	(In Thousands)					
As of December 31, 2016						
General account	$ 169,814	$ 157,079	$ 100,000	$ 436,469	$ 362,657	$ 335,000
Separate account	—	—	—	—	—	—
Total	$ 169,814	$ 157,079	$ 100,000	$ 436,469	$ 362,657	$ 335,000
As of December 31, 2015						
General account	$ 432,559	$ 365,777	$ 335,000	$ 521,113	$ 433,213	$ 400,000
Separate account	—	—	—	—	—	—
Total	$ 432,559	$ 365,777	$ 335,000	$ 521,113	$ 433,213	$ 400,000

(Dollar amounts in millions, unless otherwise stated)

The amount borrowed from the FHLB at the the end of the reporting period is as follows:

	General Account	Separate Account	Total	Funding Agreements Reserves Established
	(In Thousands)			
As of December 31, 2016				
Debt	$ —	$ —	$ —	XXX
Funding agreements	100,000	—	100,000	$ 97,644
Other	—	—	—	XXX
Aggregate total	$ 100,000	$ —	$ 100,000	$ 97,644
As of December 31, 2015				
Debt	$ —	$ —	$ —	XXX
Funding agreements	335,000	—	335,000	$ 313,109
Other	—	—	—	XXX
Aggregate total	$ 335,000	$ —	$ 335,000	$ 313,109

The maximum amount the general account borrowed from FHLB during the reporting period was $335.0.

As of December 31, 2016, the Company's FHLB borrowings are not subject to prepayment penalties.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2016

(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The following table shows assets pledged as collateral or restricted at December 31, 2016:

Restricted Asset Category	General Account Total Assets	Supporting Separate Account Activity*	Total Assets	Total From Prior Year	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
			(In Thousands)						
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—%	—%
Collateral held under security lending agreements	229,586	—	229,586	55,785	173,801	—	229,586	1.7%	1.7%
Subject to repurchase agreements	—	—	—	—	—	—	—	—%	—%
Subject to reverse repurchase agreements	—	—	—	—	—	—	—	—%	—%
Subject to dollar repurchase agreements	—	—	—	—	—	—	—	—%	—%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	—	—%	—%
Placed under option contracts	—	—	—	—	—	—	—	—%	—%
Letter stock or securities restricted as to sale-excluding FHLB capital stock	—	—	—	—	—	—	—	—%	—%
FHLB capital stock	4,682	—	4,682	15,348	(10,666)		4,682	—%	—%
On deposit with states	25,764	—	25,764	26,172	(408)	—	25,764	0.2%	0.2%
On deposit with other regulatory bodies	—	—	—	—	—	—	—	—%	—%
Pledged as collateral to FHLB (including assets backing funding agreements)	157,079	—	157,079	365,777	(208,698)		157,079	1.2%	1.2%
Derivative pledged collateral	17,818	—	17,818	20,188	(2,370)	—	17,818	0.1%	0.1%
Total Restricted Assets	$ 434,929	$ —	$ 434,929	$ 483,270	$ (48,341)	$ —	$ 434,929	3.2%	3.2%

* Subset of Total General Account Gross Restricted Assets

(Dollar amounts in millions, unless otherwise stated)

The following table shows assets pledged as collateral or restricted at December 31, 2015:

	Gross (Admitted & Nonadmitted) Restricted							Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
	General Account								
Restricted Asset Category	Total Assets	Supporting Separate Account Activity*	Total Assets	Total From Prior Year	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted		
	(In Thousands)								
Subject to contractual obligation for which liability is not shown	$ —	$ —	$ —	$ —	$ —	$ —	$ —	0.0%	0.0%
Collateral held under security lending agreements	55,785	—	55,785	64,193	(8,408)	—	55,785	0.4%	0.4%
Subject to repurchase agreements	—	—	—	—	—	—	—	0.0%	0.0%
Subject to reverse repurchase agreements	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar repurchase agreements	—	—	—	—	—	—	—	0.0%	0.0%
Subject to dollar reverse repurchase agreements	—	—	—	—	—	—	—	0.0%	0.0%
Placed under option contracts	—	—	—	—	—	—	—	0.0%	0.0%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	—	—	—	—	—	—	—	0.0%	0.0%
FHLB capital stock	15,348	—	15,348	18,317	(2,969)	—	15,348	0.1%	0.1%
On deposit with states	26,172	—	26,172	26,401	(229)	—	26,172	0.2%	0.2%
On deposit with other regulatory bodies	—	—	—	—	—	—	—	0.0%	0.0%
Pledged as collateral to FHLB (including assets backing funding agreements)	365,777	—	365,777	404,050	(38,273)	—	365,777	2.7%	2.8%
Derivative pledged collateral	20,188	—	20,188	35,832	(15,644)	—	20,188	0.1%	0.2%
Total restricted assets	$ 483,270	$ —	$ 483,270	$ 548,793	$ (65,523)	$ —	$ 483,270	3.5%	3.7%

* Subset of Total General Account Gross Restricted Assets

(Dollar amounts in millions, unless otherwise stated)

The following table shows collateral received and reflected as assets at December 31, 2016:

Collateral Assets	Book/Adjusted Carrying Value (BACV)		Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)*	% of BACV to Total Admitted Assets**
	(In Thousands)				
Cash	$	81,925	$ 81,925	0.68%	0.69%
Reinvested collateral assets owned		21,825	21,828	0.18%	0.18%
Total collateral Assets	$	103,750	$ 103,753	0.86%	0.87%

*BACV divided by total assets excluding Separate Accounts

**BACV divided by total admitted assets excluding Separate Accounts

	Amount		% of Liability to Total Liabilities*
	(In Thousands)		
Recognized obligation to return collateral asset	$	103,750	0.94%

*BACV divided by total liabilities excluding Separate Account

The following table shows collateral received and reflected as assets at December 31, 2015:

Collateral Assets	Book/Adjusted Carrying Value (BACV)		Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)*	% of BACV to Total Admitted Assets**
	(In Thousands)				
Cash	$	51,963	$ 51,963	0.43%	0.44%
Reinvested collateral assets owned		50,084	50,090	0.41%	0.42%
Total collateral Assets	$	102,047	$ 102,054	0.84%	0.86%

*BACV divided by total assets excluding Separate Accounts

**BACV divided by total admitted assets excluding Separate Accounts

	Amount		% of Liability to Total Liabilities*
	(In Thousands)		
Recognized obligation to return collateral asset	$	102,047	0.92%

*BACV divided by total liabilities excluding Separate Account

Troubled Debt Restructuring

The Company has high quality, well performing, portfolios of commercial mortgage loans and private placement debts. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation

(Dollar amounts in millions, unless otherwise stated)

allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the years ended December 31, 2016 and 2015, the Company had no new troubled debt restructurings for private placement bonds or commercial mortgage loans.

As of December 31, 2016, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default. As of December 31, 2015, the Company had 8 commercial mortgage troubled debt restructured loans with a carrying value of $0.7.

For the years ended December 31, 2016 and 2015, the Company's total recorded investment in restructured debts was $0.0 and $0.7, respectively. The Company realized losses related to these investments of $0.0, $0.0, and $0.0 during 2016, 2015, and 2014, respectively.

The Company has no contractual commitments to extend credit to debtors owing receivables whose terms have been modified in troubled debt restructurings.

The Company accrues interest income on impaired loans to the extent it is deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

4. Derivative Financial Instruments Held for Purposes Other than Trading

Upfront fees paid or received on derivative contracts are included on the balance sheets and are being amortized to investment income over the remaining terms of the contracts.

Periodic payments from such contracts are included in investment income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or accrued investment income on the balance sheets. Gains or losses realized as a result of early terminations are recognized in income in the statement of operations or deferred into IMR and amortized to investment income.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

(Dollar amounts in millions, unless otherwise stated)

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA ") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported on the balance sheet.

The table below summarizes the Company's types and amounts of collateral held, pledged and delivered related to OTC derivative contracts and cleared derivative contracts:

	As of December 31, 2016	As of December 31, 2015
Collateral Type:	*(In Thousands)*	
Cash		
Held- OTC Contracts	$ 76,709	$ 48,020
Held- Cleared Contracts	5,216	3,943
Securities		
Delivered	17,818	20,188

At December 31, 2016, the maximum length of the time over which the Company is hedging its exposure to variability in future cash flows for forecasted transaction does not exceed two years. The amount of gains and losses classified in unrealized gains/losses related to cash flow hedges that have been discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period or within 2 months of that date is $0.0.

The Company sells credit default swap protection, in conjunction with other investments, to replicate the income characteristics of otherwise permitted investments. The standard contract is five or seven years. In the event of default of the reference entity, the Company would be required to pay the notional amount of contract. At December 31, 2016, the total amount would be $344.0.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts at December 31, 2016 and 2015:

	Notional Amount	Carrying Value	Fair Value
		(In Thousands)	
December 31, 2016			
Derivative contracts:			
Credit contracts	$ 344,000	$ 2,534	$ 4,532
Equity contracts	606,160	90,539	90,540
Foreign exchange contracts	101,879	(96)	4,705
Interest rate contracts	2,215,006	5,962	(8,492)
Total return swaps	881,214	(53,824)	(53,824)
Total derivatives	$ 4,148,259	$ 45,115	$ 37,461
December 31, 2015			
Derivative contracts:			
Credit contracts	$ 125,000	$ 146	$ 1,374
Equity contracts	452,754	60,260	60,260
Foreign exchange contracts	103,086	56	5,058
Interest rate contracts	2,956,301	2,466	(18,195)
Total return swaps	837,494	(64,922)	(64,922)
Total derivatives	$ 4,474,635	$ (1,994)	$ (16,425)

The net loss recognized by the Company in unrealized gains and losses for the years ending December 31, 2016 and 2015 resulting from derivatives that no longer qualify for hedge accounting is $0.0.

5. Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $369.5 and $407.0 and an aggregate fair value of $406.8 and $399.4 at December 31, 2016 and 2015, respectively. Those holdings amounted to 4.7% and 5.0% of the Company's investments in bonds and 3.1% and 3.4% of total admitted assets at December 31, 2016 and 2015, respectively. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $115.8 and $68.9 with an aggregate NAIC fair value of $109.0 and $67.9 at December 31, 2016 and 2015, respectively. The carrying value of these holdings amounted to 1.5% and 0.8% of the Company's investment in bonds and 1.0% and 0.6% of the Company's total admitted assets at December 31, 2016 and 2015, respectively.

The Company's commercial mortgage loan portfolio is diversified by geographic region and property type to manage concentration risk. The Company manages risk when originating

49

(Dollar amounts in millions, unless otherwise stated)

commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. This review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The Company rates all commercial mortgages to quantify the level of risk. The Company places those loans with higher risk on a watch list and closely monitors these loans for collateral deficiency or other credit events that may lead to a potential loss of principal and/or interest.

(Dollar amounts in millions, unless otherwise stated)

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income (loss) to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above. LTV and DSC ratios as of the dates indicated are presented below:

	2016		2015	
	Carrying Value	**%**	**Carrying Value**	**%**
	(In Thousands)		*(In Thousands)*	
Origination Loan-to-Value				
0% - 50%	$ 168,503	14.3%	$ 186,933	17.4%
50% - 60%	257,071	21.9%	224,892	20.9%
60% - 70%	631,536	53.7%	536,748	50.0%
70% - 80%	107,622	9.2%	114,645	10.7%
80% - 90%	10,349	0.9%	10,871	1.0%
Total	$ 1,175,081	100.0%	$ 1,074,089	100.0%
Debt Service Coverage Ratio				
Greater than 1.5x	$ 914,095	77.9%	$ 811,243	75.6%
1.25x to 1.5x	137,253	11.7%	147,530	13.7%
1.0x to 1.25x	100,461	8.5%	55,076	5.1%
Less than 1.0x	17,990	1.5%	50,188	4.7%
Not Applicable*	5,282	0.4%	10,052	0.9%
Total	$ 1,175,081	100.0%	$ 1,074,089	100.0%

*Commercial mortgage loans secured by land or construction loans

If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's mortgage loan portfolio diversification by property type:

| Property Type | As of December 31, 2016 | | As of December 31, 2015 | |
	Carrying Value	%	Carrying Value	%
	(In Thousands)		*(In Thousands)*	
Apartments	$ 256,824	21.8%	$ 244,405	22.7%
Hotel/Motel	23,187	2.0%	23,335	2.2%
Industrial	253,473	21.6%	192,878	18.0%
Mixed Use	12,608	1.1%	9,826	0.9%
Office	165,834	14.1%	146,882	13.7%
Other	43,582	3.7%	44,758	4.2%
Retail	419,573	35.7%	412,005	38.3%
Total	$ 1,175,081	100.0%	$ 1,074,089	100.0%

The following table shows the Company's mortgage loan portfolio diversification by region:

| Region | As of December 31, 2016 | | As of December 31, 2015 | |
	Carrying Value	%	Carrying Value	%
	(In Thousands)		*(In Thousands)*	
Pacific	$ 301,664	25.6%	$ 292,326	27.2%
South Atlantic	203,990	17.4%	174,148	16.2%
West South Central	81,239	6.9%	53,566	5.0%
East North Central	161,642	13.8%	149,256	13.9%
Middle Atlantic	175,764	15.0%	183,283	17.1%
Mountain	123,587	10.5%	87,492	8.1%
West North Central	58,549	5.0%	66,037	6.1%
New England	48,187	4.1%	46,915	4.4%
East South Central	20,459	1.7%	21,066	2.0%
Total	$ 1,175,081	100.0%	$ 1,074,089	100.0%

(Dollar amounts in millions, unless otherwise stated)

The following table shows the carrying value of the Company's mortgage loan portfolio breakdown by year of origination:

Year of Origination	2016		2015	
	(In Thousands)			
2016	$	198,372	$	—
2015		185,048		188,793
2014		434,751		449,623
2013		167,827		172,135
2012		8,087		8,273
2011		16,337		17,538
2010 and prior		164,659		237,727
Total	$	1,175,081	$	1,074,089

_____

(Dollar amounts in millions, unless otherwise stated)

6. Reserves

At December 31, 2016 and 2015, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	General Account	Separate Account with Guarantees	Separate Account Nonguaranteed	Total	Percent of Total
		(In Thousands)			
December 31, 2016					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 187,095	$ —	$ —	$ 187,095	30.2%
At fair value	—	—	7,635	7,635	1.2
Total with market value adjustment or at fair value	187,095	—	7,635	194,730	31.4
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	152,292	—	—	152,292	24.6
Not subject to discretionary withdrawal	272,273	—	—	272,273	44.0
Total annuity reserves and deposit fund liabilities before reinsurance	611,660	—	7,635	619,295	100.0%
Less reinsurance ceded	2,532	—	—	2,532	
Net annuity reserves and deposit fund liabilities	$ 609,128	$ —	$ 7,635	$ 616,763	
December 31, 2015					
Subject to discretionary withdrawal (with adjustment):					
With market value adjustment	$ 218,802	$ —	$ —	$ 218,802	25.8%
At fair value	—	—	8,422	8,422	1.0
Total with market value adjustment or at fair value	218,802	—	8,422	227,224	26.8
Subject to discretionary withdrawal (without adjustment):					
At book value with minimal or no charge or adjustment	133,207	—	—	133,207	15.7
Not subject to discretionary withdrawal	489,008	—	—	489,008	57.5
Total annuity reserves and deposit fund liabilities before reinsurance	841,017	—	8,422	849,439	100.0%
Less reinsurance ceded	2,574	—	—	2,574	
Net annuity reserves and deposit fund liabilities	$ 838,443	$ —	$ 8,422	$ 846,865	

(Dollar amounts in millions, unless otherwise stated)

Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2016 and 2015 are as follows:

	2016		2015	
	Gross	**Net of Loading**	**Gross**	**Net of Loading**
	(In Thousands)			
Ordinary new business	$ (31,474)	$ (31,474)	$ (30,450)	$ (30,450)
Ordinary renewal	(83,492)	(82,420)	(17,889)	(16,702)
Group life	52	42	41	35
Total	$ (114,914)	$ (113,852)	$ (48,298)	$ (47,117)

7. Employee Benefit Plans

Defined Benefit Plan: Voya Services Company ("VSC") sponsors the Voya Retirement Plan (the "Qualified Plan") The Qualified Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). The Qualified Plan operates under a cash balance plan where participants earn a credit equal to 4% of eligible pay. The accrued vested balance is portable. The costs allocated to the Company for its employees' participation in the Qualified Plan were $1.0, $0.8 and $0.7 for 2016, 2015 and 2014, respectively. VSC is responsible for all Qualified Plan liabilities.

Defined Contribution Plans: VSC sponsors the Voya 401(k) Savings Plan (the "Savings Plan"). Substantially all employees of VSC and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. VSC matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $1.6, $1.5 and $1.1 for 2016, 2015 and 2014, respectively.

Omnibus Plan: Certain employees of the Company participate in the Voya Financial, Inc. 2013 and 2014 Omnibus Employee Incentive Plan ("the Omnibus Plan") with respect to awards granted in 2013, 2014, 2015, and 2016. Certain employees also participate in various share-based compensation plans of ING Groep N.V. with respect to awards granted prior to 2013. Certain employees of the Company received awards under ING Groep N.V.'s share-based compensation plans during 2013; however, such awards were converted into Performance Share Units ("PSUs") or restricted stock units ("RSUs") of the Voya Financial, Inc. common stock

(Dollar amounts in millions, unless otherwise stated)

under the Omnibus Plan upon the closing of the Voya Financial, Inc. initial public offering of common stock in 2013.

The costs allocated to the Company under these holding company arrangements for employee participation were $4.2, $4.1 and $5.5 for 2016, 2015 and 2014, respectively.

The Company also offers deferred compensation plans for eligible employees and certain other individuals who meet the eligibility criteria. The Company's deferred compensation commitment for employees is recorded on the balance sheet in other liabilities and totaled $3.8 and $4.3 for the years ended December 31, 2016, and 2015, respectively.

As of August 1, 2009, Voya's Post Retirement Welfare ("PRW") Plans are no longer eligible for the Medicare Retiree Drug Subsidy ("RDS") that was being shared with retirees and beneficiaries. The 2017 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is $0.0.

(Dollar amounts in millions, unless otherwise stated)

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with VSC, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The Company uses a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. A summary of assets, obligations and assumptions of the non-qualified defined benefit and other postretirement benefit plans are as follows:

	Overfunded		Underfunded	
	2016	**2015**	**2016**	**2015**
	(In Thousands)			
Pension Benefits				
Benefit obligation at beginning of year	$ —	$ —	$ 16,229	$ 18,783
Interest cost	—	—	754	796
Actuarial loss (gain)	—	—	602	(1,245)
Benefits paid	—	—	(1,487)	(2,105)
Benefit obligation at end of year	$ —	$ —	$ 16,098	$ 16,229
Postretirement Benefits				
Benefit obligation at beginning of year	$ —	$ —	$ 527	$ 593
Interest cost	—	—	23	23
Contribution by plan participants	—	—	22	32
Actuarial loss (gain)	—	—	(30)	(23)
Benefits paid	—	—	(90)	(98)
Plan amendments	—	—	(148)	—
Benefit obligation at end of year	$ —	$ —	$ 304	$ 527
Special or Contractual Benefits Per SSAP No. 11*				
Benefit obligation at beginning of year	$ —	$ —	$ —	$ —
Actuarial loss (gain)	—	—	—	—
Benefit obligation at end of year	$ —	$ —	$ —	$ —

* SSAP No. 11, *Postemployment Benefits and Compensated Absences* ("SSAP No. 11")

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

	Pension Benefits		Postretirement Benefits		Special or Contractual Benefits Per SSAP No. 11	
	2016	2015	2016	2015	2016	2015
	(In Thousands)					
Fair value of plan assets at beginning of year	$ —	$ —	$ —	$ —	$ —	$ —
Actual return on plan assets	—	—	—	—	—	—
Foreign currency exchange rate changes	—	—	—	—	—	—
Reporting entity contribution	1,487	2,105	68	66	—	—
Plan participants' contributions	—	—	22	32	—	—
Benefits paid	(1,487)	(2,105)	(90)	(98)	—	—
Business combinations, divestitures and settlements	—	—	—	—	—	—
Fair value of plan assets at end of year	$ —	$ —	$ —	$ —	$ —	$ —

The funded status of the plans are as follows:

	Pension Benefits		Postretirement Benefits	
	2016	2015	2016	2015
	(In Thousands)			
Overfunded				
Assets (nonadmitted)				
Prepaid benefit costs	$ —	$ —	$ —	$ —
Overfunded plan assets	—	—	—	—
Total assets (nonadmitted)	$ —	$ —	$ —	$ —
Underfunded				
Liabilities recognized				
Accrued benefit costs	$ 9,949	$ 9,831	$ 3,143	$ 3,497
Liability for pension benefits	6,149	6,398	(2,839)	(2,970)
Total liabilities recognized	$ 16,098	$ 16,229	$ 304	$ 527
Unrecognized liabilities	$ —	$ —	$ —	$ —

(Dollar amounts in millions, unless otherwise stated)

The amount of the net periodic benefit cost recognized is shown below:

	Pension Benefits			Postretirement Benefits			Special or Contractual Benefits Per SSAP No. 11		
	2016	**2015**	**2014**	**2016**	**2015**	**2014**	**2016**	**2015**	**2014**
				(In Thousands)					
Service cost	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Interest cost	754	796	758	23	23	28	—	—	—
Expected return on plan assets	—	—	—	—	—	—	—	—	—
Transition asset or obligation	577	577	577	—	—	—	—	—	—
Gains and losses	329	567	45	(211)	(218)	(261)	—	—	(12)
Prior service cost or credit	(55)	(60)	(78)	(98)	(98)	(98)	—	—	—
Gain or loss recognized due to a settlement or curtailment	—	—	—	—	—	—	—	—	—
Total net periodic benefit cost	$ 1,605	$ 1,880	$ 1,302	$ (286)	$ (293)	$ (331)	$ —	$ —	$ (12)

The amounts in unassigned funds (surplus) recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2016	**2015**	**2014**	**2016**	**2015**	**2014**
			(In Thousands)			
Items not yet recognized - prior year	$ 6,398	$ 8,727	$ 5,631	$ (2,970)	$ (3,263)	$ (3,366)
Net transition asset or obligation recognized	(577)	(577)	(577)	—	—	—
Net prior service cost or credit arising during the period	—	—	—	(148)	—	—
Net prior service cost or credit recognized	55	60	78	98	98	98
Net gain and loss arising during period	602	(1,245)	3,640	(30)	(23)	(256)
Net gain and loss recognized	(329)	(567)	(45)	211	218	261
Items not yet recognized - current year	$ 6,149	$ 6,398	$ 8,727	$ (2,839)	$ (2,970)	$ (3,263)

The amounts in unassigned funds (surplus) expected to be recognized in the next fiscal year as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2016	**2015**	**2014**	**2016**	**2015**	**2014**
			(In Thousands)			
Net transition asset or obligation recognized	$ 577	$ 577	$ 577	$ —	$ —	$ —
Net prior service cost or credit	(55)	(55)	(60)	(111)	(98)	(98)
Net recognized gains and losses	467	329	567	(173)	(215)	(196)

(Dollar amounts in millions, unless otherwise stated)

The amounts in unassigned funds (surplus) that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2016	2015	2014	2016	2015	2014
	(In Thousands)					
Net transition asset or obligation	$ 2,306	$ 2,883	$ 3,460	$ —	$ —	$ —
Net prior service cost or credit	(82)	(136)	(197)	(742)	(692)	(791)
Net recognized gains and losses	3,925	3,651	5,464	(2,097)	(2,278)	(2,472)

Assumptions used in determining year-end liabilities for the defined benefit plans and other benefit plan as of December 31, 2016 and 2015 were as follows:

	2016	2015
Weighted average discount rate	4.55%	4.81%
Rate of increase in compensation level	4.00%	4.00%

Assumptions used in determining expense for the defined benefit plans and other benefit plan as of December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
Weighted average discount rate	4.81%	4.36%	4.95%
Rate of increase in compensation level	4.00%	4.00%	4.00%

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 7.05%, decreasing gradually to 5.20% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2016 by $0.0. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2016 by $0.0.

The amount of accumulated benefit obligation for defined benefit pension plans was $16.1 and $16.2 for the years ended December 31, 2016 and 2015, respectively.

Voya Financial, Inc. does not subsidize retiree medical benefit coverage for retirements that occur after October 1, 2009. Coverage for Medicare eligible retirees is provided through a fully insured Medicare Advantage plan.

The Company does not have any regulatory contribution requirements for 2017, and the Company currently intends to make voluntary contributions to the non-qualified defined benefit pension plan for 2017 of $1.2. The Company's expected future contributions are equal to its expected future benefit payments.

(Dollar amounts in millions, unless otherwise stated)

The Company expects to pay the following benefits in future years:

Year ending December 31,	Benefits
	(In Thousands)
2017	$ 1,232
2018	1,274
2019	1,210
2020	1,202
2021	1,194
2022 through 2026	5,784

(Dollar amounts in millions, unless otherwise stated)

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of separate accounts business is as follows:

	Non-Guaranteed Separate Accounts
	(In Thousands)
December 31, 2016	
Premium, consideration or deposits for the year	$ 76,394
Reserves for separate accounts with assets at:	
Fair value	$ 1,335,655
Amortized cost	—
Total reserves	$ 1,335,655
Reserves for separate accounts by withdrawal characteristics:	
At book value without market value adjustment and with current surrender charge of 5% or more	$ —
At fair value	1,335,655
At book value without market value adjustment and with current surrender charge less than 5%	—
Subtotal	$ 1,335,655
Not subject to discretionary withdrawal	—
Total separate account aggregate reserves	$ 1,335,655
December 31, 2015	
Premium, consideration or deposits for the year	$ 79,174
Reserves for separate accounts with assets at:	
Fair value	$ 1,307,887
Amortized cost	—
Total reserves	$ 1,307,887
Reserves for separate accounts by withdrawal characteristics:	
At book value without market value adjustment and with current surrender charge of 5% or more	$ —
At fair value	1,307,887
At book value without market value adjustment and with current surrender charge less than 5%	—
Subtotal	$ 1,307,887
Not subject to discretionary withdrawal	—
Total separate account aggregate reserves	$ 1,307,887

The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business. For the years ended December 31, 2016 and 2015, the Company reported assets and liabilities from Individual Annuity and Individual Life product lines in separate accounts.

(Dollar amounts in millions, unless otherwise stated)

Assets in the separate account are considered legally insulated from the general account, providing protection of such assets from being available to satisfy claims resulting in the general account. The assets legally and not legally insulated from the general account are summarized in the following table, by product or transaction type:

Product or Transaction	Legally Insulated Assets	Not Legally Insulated Assets
	(In Thousands)	
December 31, 2016		
Individual Life	$ 1,350,124	$ —
Individual Annuity	7,956	—
	$ 1,358,080	$ —
December 31, 2015		
Individual Life	$ 1,325,636	$ —
Individual Annuity	8,723	—
	$ 1,334,359	$ —

In accordance with the products/transactions recorded within the separate account, some separate account liabilities are guaranteed by the general account. To compensate the general account for the risk taken, the separate account paid the following amount in risk charges:

Year ended	Risk Charges
	(In Thousands)
2016	$ 24
2015	24
2014	22
2013	19
2012	15

The Company's general account did not pay any separate account guarantees for the years ended December 31, 2016, 2015 and 2014.

The Company does not engage in securities lending transactions within its separate accounts.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year ended December 31		
	2016	2015	2014
	(In Thousands)		
Transfers as reported in the summary of operations of the separate accounts statement:			
Transfers to separate accounts	$ 76,394	$ 79,174	$ 84,458
Transfers from separate accounts	(83,040)	(95,437)	(108,729)
Transfers as reported in the summary of operations	$ (6,646)	$ (16,263)	$ (24,271)

(Dollar amounts in millions, unless otherwise stated)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2016 and 2015 were as follows:

	Guaranteed Minimum Death Benefit
	(In Thousands)
December 31, 2016	
Separate account liability	$ 8,707
Gross amount of reserve	235
December 31, 2015	
Separate account liability	$ 9,404
Gross amount of reserve	264

Assets supporting separate accounts with additional insurance benefits and minimum investment return guarantees are comprised of fixed maturities, equity securities, including mutual funds, and other invested assets. The aggregate fair value of the invested assets as of December 31, 2016 and 2015 was $1.4 billion and $1.3 billion, respectively.

(Dollar amounts in millions, unless otherwise stated)

9. Federal Income Taxes

The Company files a consolidated federal income tax return with its parent, Voya Financial, Inc. and other United States ("U.S.") affiliates. The Company has a written tax sharing agreement, approved by the Company's Board of Directors, which provides that the Company will be allocated a tax liability based on its separate return tax liabilities. Any loss generated by the Company will only be benefited to the extent the consolidated tax group actually uses the tax benefit of the losses generated.

The following is a list of all affiliated companies that participate in the filing of this consolidated federal income tax return:

Australia Retirement Services Holding, LLC	Voya Financial Advisors, Inc.
Directed Services LLC	Voya Financial Partners, LLC
IB Holdings LLC	Voya Financial Products Company, Inc.
IIPS of Florida, LLC	Voya Financial, Inc.
ILICA LLC	Voya Funds Services, LLC
Langhorne I, LLC	Voya Holdings Inc.
Midwestern United Life Insurance Company	Voya Institutional Plan Services, LLC
Pomona Management LLC	Voya Investment Trust Co.
Rancho Mountain Properties, Inc.	Voya Institutional Trust Company
ReliaStar Life Insurance Company	Voya Insurance and Annuity Company
ReliaStar Life Insurance Company of New York	Voya Insurance Solutions, Inc.
Roaring River, LLC	Voya International Nominee Holdings, Inc.
Roaring River II, Inc.	Voya Investment Management Alternative Assets LLC
Roaring River IV Holding, LLC	Voya Investment Management Co. LLC
Roaring River IV, LLC	Voya Investment Management LLC
Security Life Assignment Corp.	Voya Investments Distributor, LLC
Security Life of Denver Insurance Company	Voya Investments, LLC
Security Life of Denver International Limited	Voya Payroll Management, Inc.
SLDI Georgia Holdings, Inc.	Voya Pomona Holdings LLC
Voya Alternative Asset Management LLC	Voya Realty Group LLC
Voya America Equities, Inc.	Voya Retirement Advisors, LLC
Voya Capital, LLC	Voya Retirement Insurance and Annuity Company
Voya Custom Investments LLC	Voya Services Company
Voya II Custom Investments LLC	

Under the intercompany tax sharing agreement, the Company has a receivable of $29.5 at December 31, 2016 and had a payable of $0.4 at December 31, 2015 to Voya Financial, Inc., an affiliate, for federal income taxes. See Note 16 for additional disclosures related to this tax sharing agreement.

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

	Year ended December 31		
	2016	**2015**	**2014**
	(In Thousands)		
Federal tax (benefit) expense on operations	$ (2,717)	$ 14,665	$ 57,470
Federal tax (benefit) expense on capital gains and losses	(23,421)	2,354	(16,660)
Foreign tax expense	21	—	—
Total current tax expense incurred	$ (26,117)	$ 17,019	$ 40,810

The components of the Deferred Tax Asset ("DTA") and Deferred Tax Liability ("DTL") at December 31, 2016 and 2015 are as follows:

	12/31/16			12/31/15			Change		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
	(In Thousands)								
Gross DTAs	$ 276,297	$ 155,657	$ 431,954	$ 301,913	$ 176,093	$ 478,006	$ (25,616)	$ (20,436)	$ (46,052)
Statutory valuation allowance adjustments	1,051	—	1,051	1,450	—	1,450	(399)	—	(399)
Adjusted gross DTAs	275,246	155,657	430,903	300,463	176,093	476,556	(25,217)	(20,436)	(45,653)
Nonadmitted DTAs	70,376	103,568	173,944	103,857	109,336	213,193	(33,481)	(5,768)	(39,249)
Subtotal net admitted DTAs	204,870	52,089	256,959	196,606	66,757	263,363	8,264	(14,668)	(6,404)
Deferred tax liabilities	114,710	25,492	140,202	101,016	29,188	130,204	13,694	(3,696)	9,998
Net admitted DTA (DTL)	$ 90,160	$ 26,597	$ 116,757	$ 95,590	$ 37,569	$ 133,159	$ (5,430)	$ (10,972)	$ (16,402)

(Dollar amounts in millions, unless otherwise stated)

The admission calculation components by tax character of admitted adjusted gross deferred tax assets as the result of the application of SSAP No. 101 as of December 31, 2016 and 2015 are as follows:

	12/31/2016			12/31/2015			Change		
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
					(In Thousands)				
a. Federal income taxes paid in prior years recoverable through loss carrybacks	$ —	$ —	$ —	$ 14,000	$ 10,395	$ 24,395	$ (14,000)	$ (10,395)	$ (24,395)
b. Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from (a)) after application of the threshold limitation (the lesser of (b)1 and (b)2 below)	90,160	26,597	116,757	81,590	27,174	108,764	8,570	(577)	7,993
1. Adjusted gross DTAs expected to be realized following the balance sheet date	90,160	26,597	116,757	81,590	27,174	108,764	8,570	(577)	7,993
2. Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	116,757	XXX	XXX	108,764	XXX	XXX	7,993
c. Adjusted gross DTAs (excluding the amount of DTAs from (a) and (b) above) offset by gross deferred tax liabilities	114,710	25,492	140,202	101,016	29,188	130,204	13,694	(3,696)	9,998
d. Deferred tax assets admitted as the result of application SSAP No. 101 Total	$ 204,870	$ 52,089	$ 256,959	$ 196,606	$ 66,757	$ 263,363	$ 8,264	$ (14,668)	$ (6,404)

The ratio percentage and the amount of adjusted capital and surplus used to determine the recovery period and threshold limitation are as follows:

	2016	2015
	(Amounts in Thousands)	
Ratio percentage used to determine recovery period and threshold limitation amount	891.8%	790.8%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$ 856,730	$ 791,947

(Dollar amounts in millions, unless otherwise stated)

Below shows the calculation to determine the impact of tax planning strategies on adjusted gross and net admitted DTAs:

	12/31/2016		12/31/2015		Change	
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
	(Amounts in Thousands)					
Adjusted gross DTAs	$ 275,246	$ 155,657	$ 300,463	$ 176,093	$ (25,217)	$ (20,436)
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax planning strategies	0.00%	83.62%	0.00%	83.42%	0.00%	0.20%
Net Admitted Adjusted Gross DTAs	$ 204,870	$ 52,089	$ 196,606	$ 66,757	$ 8,264	$ (14,668)
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax planning strategies	0.00%	51.06%	0.00%	56.28%	0.00%	(5.22)%

The Company's tax planning strategies do not include the use of reinsurance.

(Dollar amounts in millions, unless otherwise stated)

The significant components of deferred tax assets and deferred tax liabilities are as follows:

	12/31/2016	12/31/2015	Change
	(In Thousands)		
Deferred Tax Assets			
Ordinary:			
Discounting of unpaid losses	$ 1,634	$ 300	$ 1,334
Unearned premium reserve	3	3	—
Policyholder reserves	69,920	111,058	(41,138)
Investments	99,065	88,217	10,848
Deferred acquisition costs	84,117	78,151	5,966
Policyholder dividends accrual	1,440	1,423	17
Compensation and benefits accrual	2,884	2,118	766
Pension accrual	6,844	8,469	(1,625)
Receivables - nonadmitted*	2,852	—	2,852
Tax credit carry-forward	1,053	1,450	(397)
Prepayment	—	14	(14)
Other (including items <5% of total ordinary tax assets)	6,485	10,710	(4,225)
Subtotal	276,297	301,913	(25,616)
Statutory valuation allowance adjustment	1,051	1,450	(399)
Nonadmitted	70,376	103,857	(33,481)
Admitted ordinary deferred tax assets	$ 204,870	$ 196,606	$ 8,264
Capital:			
Investments	$ 155,657	$ 176,093	$ (20,436)
Subtotal	155,657	176,093	(20,436)
Nonadmitted	103,568	109,336	(5,768)
Admitted capital deferred tax assets	52,089	66,757	(14,668)
Admitted deferred tax assets	$ 256,959	$ 263,363	$ (6,404)
Deferred Tax Liabilities			
Ordinary:			
Investments	$ 62,058	$ 41,085	$ 20,973
Deferred and uncollected premiums	2,042	3,430	(1,388)
Policyholder reserves	3,574	11,990	(8,416)
Interest on surplus notes	47,035	44,415	2,620
Other (including items <5% of total ordinary tax liabilities)	—	96	(96)
Subtotal	$ 114,709	$ 101,016	$ 13,693
Capital:			
Investments	$ 25,493	$ 29,188	$ (3,695)
Subtotal	25,493	29,188	(3,695)
Total deferred tax liabilities	$ 140,202	$ 130,204	$ 9,998
Net deferred tax assets/liabilities	$ 116,757	$ 133,159	$ (16,402)

* Includes other nonadmitted assets

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
December 31, 2016

(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2016 and 2015, the Company had valuation allowances of $1.1 and $1.4, respectively, that relate to foreign tax credits.

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

	2016		**2015**		**2014**	
	Amount	**Effective Tax Rate**	**Amount**	**Effective Tax Rate**	**Amount**	**Effective Tax Rate**
	(Amounts In Thousands)					
Ordinary income (loss)	$ 70,857		$ 69,544		$ 169,059	
Capital losses	(3,794)		(297,004)		13,325	
Total pretax income (loss)	67,063		(227,460)		182,384	
Expected tax expense (benefit) at 35% statutory rate	23,472	35.0 %	(79,611)	35.0 %	63,834	35.0 %
Increase (decrease) in actual tax reported resulting from:						
a. Dividends received deduction	(3,409)	(5.1)%	(2,876)	1.3 %	(3,097)	(1.7)%
b. Interest maintenance reserve	2,643	3.9 %	(2,188)	1.0 %	17,722	9.7 %
c. Reinsurance	(5,255)	(7.8)%	(8,178)	3.6 %	3,448	1.9 %
d. Interest in limited liability company	436	0.7 %	202	(0.1)%	(33,622)	(18.4)%
e. Tax credits	399	0.6 %	148	(0.1)%	—	— %
f. Change in valuation allowance	(399)	(0.6)%	(148)	0.1 %	—	— %
g. Prior year tax	—	— %	(2,602)	1.1 %	(3,623)	(2.0)%
h. Liquidation of subsidiary	—	— %	98,427	(43.3)%	—	— %
i. Other	58	0.1 %	(109)	— %	(1,337)	(0.7)%
Total income tax reported	$ 17,945	26.8 %	$ 3,065	(1.4)%	$ 43,325	23.8 %
Current income taxes incurred	$ (26,117)	(38.9)%	$ 17,019	(7.5)%	$ 40,810	22.4 %
Change in deferred income tax*	44,062	65.7 %	(13,954)	6.1 %	2,515	1.4 %
Total income tax reported	$ 17,945	26.8 %	$ 3,065	(1.4)%	$ 43,325	23.8 %

* Excluding tax on unrealized gains (losses) and other surplus items.

As of December 31, 2016, there is $1.0 net operating loss carry forward. The Company has a foreign tax credit carry forward of $1.1 offset by a full tax valuation allowance. The Company also has an alternative minimum tax credit carry forward of $0.3.

(Dollar amounts in millions, unless otherwise stated)

The Company's tax credit carry forwards expire as follows:

	Year of Origination	Year of Expiration	Tax Credit Carry Forwards
			(In Thousands)
Foreign Tax Credit	2007	2017	$ 1,051
Low Income Housing Tax Credit	2015	2035	1
			$ 1,052

There are no amounts of federal income tax incurred that will be available for recoupment in the event of future net losses from 2016, 2015 and 2014.

There were no deposits admitted under Section 6603 of the Internal Revenue Service Code as of December 31, 2016.

The Company has no unrecorded tax liability as of December 31, 2016.

The Company has no tax loss contingencies for which it is reasonably possible that the total liability will significantly increase within twelve months of the reporting date.

The Company's transferable state tax credit assets at December 31, 2016 and 2015 are as follows:

Method of Estimating Utilization of Remaining Transferable State Tax Credit	State	Carrying Value	Unused Credit Remaining
		(In Thousands)	
December 31, 2016			
Fixed credit at time of purchase	NC	$ 657	$ 780
Fixed credit at time of purchase	AL	414	199
Low Income Housing Investment	GA	24	38
Total State Tax Credits		$ 1,095	$ 1,017
December 31, 2015			
Fixed credit at time of purchase	NC	$ 882	$ 1,073
Fixed credit at time of purchase	AL	414	325
Low Income Housing Investment	GA	350	294
Total State Tax Credits		$ 1,646	$ 1,692

The Company does not have any non-transferable or nonadmitted state tax credit assets at December 31, 2016 or 2015.

The Company estimated the utilization of the remaining transferable and non-transferable state tax credits by projecting future premiums taking into account policy growth and rate changes,

(Dollar amounts in millions, unless otherwise stated)

projecting future tax liability based on projected premiums, tax rates and tax credits, and comparing projected future tax liability to the availability of remaining transferable tax credits. The Company did not recognize an impairment loss on state transferable and non-transferable tax credits for the year ended December 31, 2016 and 2015, respectively.

The Company had no unrecognized tax contingencies as of December 31, 2016 and 2015, that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to tax contingencies in Federal income taxes and Federal income tax expense on the balance sheet and statement of operations, respectively. The Company had no accrued interest or penalties as of December 31, 2016, 2015 and 2014.

During 2016, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2015. The audit settlement did not have a material impact on the Company. The Company is currently under audit by the IRS, and it is expected that the examination of tax year 2016 may be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 and 2017.

10. Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiary at December 31, 2016, Midwestern United Life Insurance Company ("Midwestern"). The Company also has two wholly owned non-insurance subsidiaries, Voya America Equities, Inc. ("VAE"), and Roaring River IV Holding, LLC ("RR4H"). RR4H has one wholly owned insurance subsidiary, Roaring River IV, LLC ("RRIV"). RR4H and RRIV were created on August 6, 2013. As of December 31, 2016, the Company's book adjusted carrying value of RR4H is $90.6.

At December 31, 2014, RR4H had one wholly owned non-insurance subsidiary, Roaring River III, Holding ("RR3H"). On April 30, 2014, the Company transferred its 100% ownership of RR3H to RR4H. On June 26, 2015, the Board of RR4H declared a dividend to be paid to the Company in the form of all issued and outstanding membership interest in RR3H. Following payment of the dividend, RR3H became a wholly owned non-insurance subsidiary of the Company. RR3H, along with its wholly owned insurance subsidiary Roaring River III ("RRIII"), was dissolved as of December 31, 2015.

At December 31, 2013, the Company also had Whisperingwind III, LLC ("WWIII") as a wholly owned insurance subsidiary. On June 25, 2014, the Company dissolved WWIII.

(Dollar amounts in millions, unless otherwise stated)

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31			
	2016		2015	
	(In Thousands)			
Common stock (cost - $41,246 in 2016 and $41,246 in 2015)	$	133,136	$	129,520
Limited liability companies (cost - $185,358 in 2016 and $184,622 in 2015)		90,568		88,694
Total investment in subsidiaries	$	223,704	$	218,214

At December 31, 2016, the Company had no amounts nonadmitted related to its investment in SCA entities. The Company carries its investment in VAE at $1.9. On May 20, 2016, the Company submitted the required Sub-2 filing for VAE with a valuation amount of $1.8 as of December 31, 2015. The NAIC confirmed the valuation on May 27, 2016. The Company does not have any investments for which the audited statutory equity reflects a departure from NAIC SSAP.

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31					
	2016		2015		2014	
	(In Thousands)					
Revenues	$	27,575	$	30,559	$	32,268
Income (loss) before net realized gains on investments		4,197		(8,521)		(198,569)
Net income (loss)		4,206		(7,912)		(197,185)
Admitted assets		327,271		325,687		342,657
Liabilities		103,383		107,478		112,178

On August 6, 2013, the Company created RR4H, a wholly owned non-insurance company subsidiary. On the same date, RRIV, a wholly owned subsidiary of RR4H, was created pursuant to the laws of the State of Missouri. On December 31, 2013, RRIV received its licensure as a special purpose financial captive reinsurance company ("Captive"), from the Missouri Department of Insurance. The Company made capital contributions of $0.7 to RR4H during 2016. Subsequently, RR4H made capital contributions of $0.7 to RRIV during 2016. The Company made capital contributions of $24.1 to RR4H during 2015. Subsequently, RR4H made capital contributions of $12.1 to RRIV during 2015. RR4H made no capital contributions to RR3H during 2015. The Company made capital contributions of $162.0 to RR4H during 2014. Subsequently, RR4H made capital contributions of $81.7 to RRIV during 2014. RR4H made capital contributions of $1.7 to RR3H during 2014.   Subsequently, RR3H made capital contributions of $1.7 to RRIII. At December 31, 2016 and 2015, the Company's adjusted carrying value of RR4H was $90.6 and $88.7, respectively. During 2016, the Company ceded premium to RRIV of $38.9. The amount of insurance in force ceded to RRIV was $2,937.0 at December 31, 2016. At December 31, 2016, the Company had ceded reserves to RRIV of $1,158.7.

(Dollar amounts in millions, unless otherwise stated)

On February 22, 2012, the Company created RR3H, a wholly owned non-insurance company subsidiary. On the same date, RRIII, a wholly owned subsidiary of RR3H, was created pursuant to the laws of the State of Missouri. On August 24, 2012, RRIII received its licensure as a Captive from the Missouri Department of Insurance and commenced operations on July 1, 2012. The Company made capital contributions of $2.1 to RR3H during 2014. RR3H made capital contributions of $2.1 to RRIII during 2014. The Company recaptured $1,531.2 in ceded premiums from RRIII in 2014. There was no amount of insurance in force ceded or any ceded reserves to RRIII at December 31, 2014.

On October 27, 2006, the Company created WWIII, a Captive, under the laws of the State of South Carolina. On June 25, 2007, WWIII received its licensure as a Captive from the Director of the South Carolina Department of Insurance. On June 25, 2014, the Company dissolved this wholly owned subsidiary. On June 27, 2014, a final return of capital of $33.3 was paid to the Company from WWIII. The Company did not contribute capital to WWIII during the year ended December 31, 2014. During 2014, the Company ceded premium to WWIII of $25.3. The amount of insurance in force ceded to WWIII was $1.7 billion at December 31, 2014. At December 31, 2014, the Company had ceded reserves to WWIII of $557.8.

These Captives were created to provide reinsurance to the Company in order to facilitate the financing of excess reserve requirements associated with Regulation XXX or Actuarial Guideline 38 – The Application of the Valuation of Life Insurance Policies Model Regulation ("AG 38").

11. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of the reinsurer and monitors concentrations of credit risk.

Effective October 1, 2014, the Company recaptured all business previously retroceded to RRIII, a wholly owned indirect subsidiary. This block of term life business was previously assumed from Reliastar Life Insurance Company ("RLI"), an affiliated insurance company. Concurrent with the recapture, the Company amended the existing RLI reinsurance agreements for this business and novated the agreements to RGA Reinsurance Company ("RGA"). These concurrent transactions terminated the Company's reinsurance obligations for the business covered under the aforementioned affiliated company reinsurance agreements. The approximate effects of the transaction on the Company's 2014 financial statements was an increase in net income $126.6 and an increase in surplus of $38.3. The primary impacts on the Company's 2014 statement of operations were a reduction of $124.0 in premiums, a $787.0 reduction in

(Dollar amounts in millions, unless otherwise stated)

commissions, expense allowances and reserve adjustments on reinsurance ceded, and $1.1 billion reduction in commissions.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31		
	2016	**2015**	**2014**
	(In Thousands)		
Premiums	$ 2,280,607	$ 2,048,067	$ 1,378,327
Benefits paid or provided	2,278,892	2,163,457	2,015,094
Policy and contract liabilities at year end	11,461,680	11,519,585	11,211,547

The Company does not have any reinsurance agreement in effect under which the reinsurer may unilaterally cancel the agreement.

Assumed premiums amounted to $2.0 billion, $1.3 billion and $0.6 billion for 2016, 2015 and 2014, respectively.

The Company estimates that an aggregate reduction in surplus of $7.7 billion would occur in the event that all reinsurance agreements were terminated, by either party, as of December 31, 2016. The amount estimated for the years ended December 31, 2015 and 2014 was $7.9 billion and $7.7 billion, respectively.

The amount of reinsurance credits taken by the Company for new agreements executed or existing agreements amended during 2016 which include policies or contracts which were in force or which had existing reserves established by the Company as of the effective date of the agreement is $0.0.

12. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5. Additionally, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the lesser of (1) 10% of the insurer's policyholder surplus as of the preceding December 31 or (2) the insurer's net gain from operations for the twelve-month period ended the preceding December 31, in each case determined in accordance with statutory accounting principles. An extraordinary dividend or distribution cannot be paid without the prior approval of the Colorado Division of Insurance.

The Company has two surplus notes which are owned by a related party, SLDI Georgia Holdings, Inc., with a carrying and par value of $65.0 and $100.0 at December 31, 2016 and 2015, respectively. The original surplus notes were issued to the Company's parent, Voya Financial,

(Dollar amounts in millions, unless otherwise stated)

Inc., and on January 1, 2001, were assigned to an affiliate, Voya Holdings. On November 24, 2009, the surplus notes transferred beneficial ownership from Voya Holdings to SLDI Georgia Holdings, Inc.

The first surplus note was issued in 1994, and the second one was issued in 2000. The terms of each surplus note allow the Company to draw up to $100.0 at its discretion. The draw down period for the first surplus note ends on December 29, 2021, and for the second surplus note ends on December 29, 2019. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10 year U.S. Treasury bonds plus 0.25%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. Payment of the notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Colorado Insurance Commissioner. There were no principal or interest payments in 2016, 2015 or 2014. The amount of unapproved interest and/or principal associated with the first surplus note is $80.7, $76.2, and $47.9 as of December 31, 2016, 2015, and 2014, respectively. The amount of the unapproved interest and/or principal associated with the second surplus note is $53.7, $50.7, and $71.9 as of December 31, 2016, 2015, and 2014, respectively.

On June 29, 2016, the Company declared an ordinary dividend in the amount of $54.0, which was paid to its sole shareholder, Voya Financial, Inc., on August 1, 2016, after providing notice to the Colorado Division of Insurance.

On July 2, 2015, the Company declared an extraordinary distribution in the amount of $130.0, subject to the approval of the Colorado Division of Insurance, which was paid to its sole shareholder, Voya Financial, Inc. on July 31, 2015, after receipt of such approval.

On June 3, 2015, the Company declared an ordinary dividend in the amount of $111.0, which was paid to its sole shareholder, Voya Financial, Inc., on June 25, 2015, after providing notice to the Colorado Division of Insurance.

On June 9, 2014, the Company declared an ordinary dividend in the amount of $32.0 to its sole shareholder, Voya Financial, Inc., which was paid on June 24, 2014, after providing notice to the Colorado Division of Insurance.

(Dollar amounts in millions, unless otherwise stated)

See Note 10 for details on the Company's capital transactions with its wholly-owned and indirect subsidiaries.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

13. Fair Values of Financial Instruments

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes more significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

(Dollar amounts in millions, unless otherwise stated)

The following methods and assumptions are used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Bonds and equity securities: The Company utilizes a number of valuation methodologies to determine the fair values of its bonds, preferred stocks and common stocks reported herein in conformity with the concepts of "exit price" and the fair value measurement as prescribed in SSAP No. 100, *Fair Value* ("SSAP No. 100"). Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0.84% and 9.50% over the total portfolio. The Company statutory fair values represent the amount that would be received to sell securities at the measurement date (i.e. "exit value" concept).

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and our own and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

(Dollar amounts in millions, unless otherwise stated)

Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds and preferred stock, when carried at the lower of cost or market.

Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, Standard and Poor's ("S&P") 500 Index prices and London Interbank Offered Rates ("LIBOR") and Overnight Indexed Swap Rates ("OIS"). Effective June 30, 2012, the Company began using the OIS curve for discounting cash flows rather than LIBOR curve for rate derivatives. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Derivatives which qualify for special hedge accounting treatment are reported in a manner that is consistent with the accounting for the hedged asset or liability.

The Company's financial assets and liabilities have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the balance sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

(Dollar amounts in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Bonds: Securities that are carried at fair value on the balance sheet are classified as Level 2 or Level 3. Level 2 bond prices are obtained through several commercial pricing services, which incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data to provide estimated fair values. Fair value for privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. The Company's Level 3 fair value measurements of its bonds, common stock, preferred stock and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.

Preferred and Common Stock: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Certain preferred stock prices are obtained through commercial pricing services and are classified as Level 2 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents and short-term investments: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Certain derivatives are carried at fair value (on the balance sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data, such as yield curves, exchange rates, S&P 500 Index prices, LIBOR, and OIS, which are obtained from third party sources and uploaded into the system. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. The Company's own credit risk is monitored by comparison of credit ratings from national rating services. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company also has certain interest rate

(Dollar amounts in millions, unless otherwise stated)

swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2016:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
			(In Thousands)		
Assets:					
Fixed maturities, including securities pledged	$ 8,452,981	$ 7,862,357	$ 442,332	$ 7,831,835	$ 178,814
Preferred stock	23,308	22,477	—	—	23,308
Common stock	4,682	4,682	—	4,682	—
Mortgage loans	1,199,831	1,175,081	—	—	1,199,831
Contract loans	1,053,343	1,053,343	1,053,343	—	—
Other invested assets	84,989	65,742	—	84,896	93
Cash, cash equivalents and short-term investments	92,645	92,643	57,713	34,930	2
Derivatives					
Credit contracts	4,532	2,534	—	4,532	—
Equity contracts	90,540	90,539	—	13,873	76,667
Foreign exchange contracts	9,619	4,811	—	9,619	—
Interest rate contracts	18,902	17,237	—	18,902	—
Separate account assets	1,358,080	1,358,080	1,308,594	49,486	—
Total Assets	$ 12,393,452	$ 11,749,526	$ 2,861,982	$ 8,052,755	$ 1,478,715
Liabilities:					
Supplementary contracts and immediate annuities	$ 39,941	$ 26,228	$ —	$ —	$ 39,941
Deposit type contracts	410,976	408,246	—	410,439	537
Derivatives					
Foreign exchange contracts	4,914	4,907	—	4,914	—
Interest rate contracts	27,394	11,275	111	27,283	—
Total return swaps	53,824	53,824	—	—	53,824
Total Liabilities	$ 537,049	$ 504,480	$ 111	$ 442,636	$ 94,302

The Company did not have any financial instruments for which it was not practicable to estimate the fair value at December 31, 2016.

(Dollar amounts in millions, unless otherwise stated)

The following table shows the Company's financial instruments and the Level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2015:

	Aggregate Fair Value	Carrying Value	Level 1	Level 2	Level 3
			(In Thousands)		
Assets:					
Fixed maturities, including securities pledged	$ 8,567,405	$ 8,227,851	$ 501,176	$ 7,936,945	$ 129,284
Preferred stock	22,394	22,302	—	—	22,394
Common stock	15,348	15,348	15,348	—	—
Mortgage loans	1,124,016	1,074,089	—	—	1,124,016
Contract loans	1,050,613	1,050,613	1,050,613	—	—
Other invested assets	84,602	64,041	—	84,473	129
Cash, cash equivalents and short-term investments	5,824	5,822	5,822	—	2
Derivatives					
Credit contracts	1,374	146	—	1,374	—
Equity contracts	60,260	60,260	—	5,496	54,764
Foreign exchange contracts	9,693	4,691	—	9,693	—
Interest rate contracts	31,822	23,928	—	31,822	—
Separate account assets	1,334,359	1,334,359	1,282,988	51,371	—
Total Assets	$ 12,307,710	$ 11,883,450	$ 2,855,947	$ 8,121,174	$ 1,330,589
Liabilities:					
Supplementary contracts and immediate annuities	$ 42,813	$ 28,073	$ —	$ —	$ 42,813
Deposit type contracts	640,997	616,605	—	640,386	611
Derivatives					
Foreign exchange contracts	4,635	4,635	—	4,635	—
Interest rate contracts	50,017	21,462	112	49,905	—
Total return swaps	64,922	64,922	—	—	64,922
Total Liabilities	$ 803,384	$ 735,697	$ 112	$ 694,926	$ 108,346

The Company did not have any financial instruments for which it was not practicable to estimate the fair value at December 31, 2015.

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
		(In Thousands)		
Assets:				
Bonds				
U.S. corporate, state & municipal	$ —	$ 3,410	$ —	$ 3,410
Foreign	—	—	65	65
Other asset-backed	—	—	396	396
Common stock	—	4,682	—	4,682
Derivatives				
Equity contracts	—	13,873	76,667	90,540
Foreign exchange contracts	—	4,805	—	4,805
Interest rate contracts	—	17,236	—	17,236
Separate account assets	1,308,594	49,486	—	1,358,080
Total assets	$ 1,308,594	$ 93,492	$ 77,128	$ 1,479,214
Liabilities:				
Deposit type contracts	$ —	$ 152,293	$ —	$ 152,293
Derivatives				
Foreign exchange contracts	—	4,907	—	4,907
Interest rate contracts	—	11,275	—	11,275
Total return swap	—	—	53,824	53,824
Total liabilities	$ —	$ 168,475	$ 53,824	$ 222,299

(Dollar amounts in millions, unless otherwise stated)

The table below shows assets and liabilities measured and reported at fair value in which the fair value measurements use quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable input (Level 2) and significant unobservable inputs (Level 3) as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
	(In Thousands)			
Assets:				
Bonds				
U.S. corporate, state & municipal	$ —	$ 3,891	$ —	$ 3,891
Foreign	—	—	98	98
Common stock	15,348	—	—	15,348
Derivatives				
Equity contracts	—	5,496	54,765	60,261
Foreign exchange contracts	—	4,691	—	4,691
Interest rate contracts	—	23,929	—	23,929
Separate account assets	1,282,988	51,371	—	1,334,359
Total assets	$ 1,298,336	$ 89,378	$ 54,863	$ 1,442,577
Liabilities:				
Deposit type contracts	$ —	$ 131,936	$ —	$ 131,936
Derivatives				
Foreign exchange contracts	—	4,635	—	4,635
Interest rate contracts	—	21,462	—	21,462
Total return swaps	—	—	64,922	64,922
Total liabilities	$ —	$ 158,033	$ 64,922	$ 222,955

There were transfers between Level 1 and Level 2 due to a reassessment of FHLB common stock during the year ended December 31, 2016. The Company did not have any security transfers between Level 1 and Level 2 during 2015. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2016:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
				(In Thousands)						
Bonds										
Corporate	$ —	$ 1,000	$ (950)	$ —	$ (50)	$ —	$ —	$ —	$ —	$ —
Foreign	98	3,357	(2,723)	(16)	(651)	—	—	—	—	65
Other asset-backed	—	396	—	—	—	—	—	—	—	396
Derivatives										—
Equity contracts	54,765	—	—	(2,618)	10,549	25,755	—	(11,784)	—	76,667
Total return swaps	(64,922)	—	—	4,779	11,841	(5,522)	—	—	—	(53,824)
Total	$ (10,059)	$ 4,753	$ (3,673)	$ 2,145	$ 21,689	$ 20,233	$ —	$ (11,784)	$ —	$ 23,304

Transfers in and out of Level 3 during the year ended December 31, 2016 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes, when prices are not available from one of the commercial pricing services, are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

At December 31, 2016, the Company had $7.4 reported in net investment loss associated with unrealized gains/losses related to its Level 3 holdings.

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2015:

Description	Beginning of the Year	Transfers into Level 3	Transfers Out of Level 3	Total Gains and (Losses) Included in Net Income	Total Gains and (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	End of the Year
				(In Thousands)						
Bonds										
Foreign	$ —	$ 620	$ —	$ (135)	$ —	$ 139	$ —	$ —	$ (526)	$ 98
Derivatives										
Equity contracts	50,508	—	—	(2,552)	(4,960)	18,051	—	(6,282)	—	54,765
Interest rate contracts	—	—	—	—	—	—	—	—	—	—
Total return swaps	(66,462)	—	—	4,339	1,055	(3,854)	—	—	—	(64,922)
Total	$ (15,954)	$ 620	$ —	$ 1,652	$ (3,905)	$ 14,336	$ —	$ (6,282)	$ (526)	$ (10,059)

(Dollar amounts in millions, unless otherwise stated)

Transfers in and out of Level 3 during the year ended December 31, 2015 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

At December 31, 2015, the Company had $10.9 reported in net investment income associated with unrealized gains/losses related to its Level 3 holdings.

14. Commitments and Contingencies

Guarantee Agreements: The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations. Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position. The Company recorded a liability of $0.0 related to this guarantee as of December 31, 2016. The maximum potential amount of future payments related to this guarantee is $124.0 as of December 31, 2016. The Company was not required to make any payments related to this guarantee during the year ended 2016.

The Company, along with a Voya Financial, Inc. affiliate, Reliastar Life Insurance Company, provided a guarantee for the obligation of another Voya Financial, Inc. affiliate, Security Life of Denver International Limited ("SLDI"), related to a reinsurance transaction that was scheduled to be in-force through December 18, 2023. The State of Colorado and the State of Minnesota did not disapprove the guarantee agreement. On December 18, 2014 the bonds insured by the unrelated insurance company were redeemed and the insurance policies were canceled thereby eliminating the underlying risk in the reinsurance contract. The guarantee obligation expired December 18, 2015, which was the end of the bankruptcy preference period on the underlying bonds. There were no payments required under the guarantee.

(Dollar amounts in millions, unless otherwise stated)

The following table shows an aggregate compilation of the Company's guarantees as of December 31, 2016 (in thousands):

Maximum Potential of Required Future Payments	$	123,997
Current Liability Recognized:		
Noncontingent liabilities	$	—
Contingent liabilities		—
Ultimate Impact if Action Required Under Guarantee:		
Subsidiary policy claim guarantee - Midwestern	$	123,997
Other		—
Total	$	123,997

Operating Leases: The Company is party to certain cost sharing agreements and service agreements with other affiliated Voya Financial, Inc. companies. Included in these cost sharing arrangements is rent expense, which is allocated to the Company in accordance with systematic cost allocation arrangements. The Company incurred minimal rent expense during years ended December 31, 2016, 2015 and 2014 under this cost-sharing methodology.

The Company does not have any minimum aggregate rental commitments under the cost sharing arrangements and service agreements. The Company does not have any future minimum lease payment receivables under the cost sharing arrangements and service agreements.

The Company is not involved in any sale leaseback transactions.

The Company does not have any early terminated lease agreements.

Legal Proceedings - The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a material adverse effect on the Company's operations or financial position.

Regulatory Matters - As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. Some of the investigations, examinations, audits and inquiries could result

(Dollar amounts in millions, unless otherwise stated)

in regulatory action against the Company. The potential outcome of such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to beneficiaries, settlement payments, penalties, fines and other financial liability, and changes to the Company's policies and procedures. The potential economic consequences cannot be predicted, but management does not believe that the outcome of any such action will have a material adverse effect on the Company's financial position. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase private placements and commercial mortgages of $78.5 and $117.6 at December 31, 2016 and 2015, respectively. The Company is also committed to provide additional capital contributions of $113.6 and $57.9 at December 31, 2016 and 2015, respectively, in partnerships.

Liquidity: The Company's principal sources of liquidity are product charges, investment income, premiums, proceeds from the maturity and sale of investments, and capital contributions. Primary uses of these funds are payments of commissions and operating expenses, interest credits, investment purchases, and contract maturities, withdrawals, death benefits, surrenders and dividends to its parent.

The Company's liquidity position is managed by maintaining adequate levels of liquid assets, such as cash, cash equivalents, and short-term investments. In addition, the investment portfolio is primarily composed of high quality fixed income investments, which include holdings of U.S. Government securities, high quality corporate bonds and agency backed residential mortgage backed securities. Asset/liability management is integrated into many aspects of the Company's operations, including investment decisions, product development, and determination of crediting rates. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables in the modeling process include interest rates, anticipated contract owner behavior, and variable separate account performance. Contract owners bear the investment risk related to variable annuity products, subject, in limited cases, to certain minimum guaranteed rates.

The fixed account liabilities are supported by a general account portfolio principally composed of fixed rate investments with matching duration characteristics that can generate predictable, steady rates of return. The portfolio management strategy for the general account considers the assets available-for-sale. This strategy enables the Company to respond to changes in market interest rates, prepayment risk, relative values of asset sectors and individual securities and loans, credit quality outlook, and other relevant factors. The Company's asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change. In executing this strategy, the Company uses derivative instruments to manage these risks. The Company's derivative counterparties are of high credit quality.

(Dollar amounts in millions, unless otherwise stated)

On November 17, 2016, the "A" insurer financial strength rating of the Company was affirmed with a Stable outlook by A.M. Best. On August 18, 2015, A.M. Best affirmed the Company's "A" insurer financial strength rating and maintained its Stable outlook.

On April 8, 2016 and subsequently on September 20, 2016: Fitch affirmed the "A" financial strength rating of the Company and maintained its Stable rating outlook. Previously, on September 15, 2015, Fitch affirmed the Company's insurer financial strength ratings and maintained its Stable outlook. On March 16, 2015, Fitch raised the Company's insurer financial strength rating to "A" from "A-" and assigned a Stable outlook.

On June 29, 2016, S&P affirmed the Company's "A" financial strength rating and maintained its Stable outlook. On February 17, 2015, S&P raised the Company's insurer financial strength rating to "A" from "A-" and assigned a Stable outlook.

On March 3, 2015, Moody's raised the Company's insurer financial strength to "A2" from "A3" and assigned a Stable outlook.

The ratings of the Company by the rating agencies reflect a broader view of how the financial services industry is being challenged by the current economic environment, but are also based on the rating agencies' specific views of the Company's financial strength. In making their ratings decisions, the agencies consider past and expected future capital and earnings, asset quality and risk, profitability and risk of existing liabilities and current products, market share and product distribution capabilities, and direct or implied support from the parent companies, among other factors.

15. Financing Agreements

The Company has entered into a reciprocal loan agreement with Voya Financial, Inc. to promote efficient management of cash and liquidity and to provide for unanticipated short-term cash requirements. Under this agreement, which expires July 1, 2025, the Company and Voya Financial, Inc. can borrow up to 3% of the Company's admitted assets excluding separate accounts as of December 31 of the preceding year from one another. Effective January 2014, interest on any borrowing by a subsidiary under a reciprocal loan agreement is charged at a rate based on the prevailing market rate for similar third-party borrowing or securities. Under this agreement, the Company received interest income of $0.0, $0.1 and $0.0 for the years ended December 31, 2016, 2015 and 2014, respectively.

There was minimal interest expense incurred on borrowed money for the years ended December 31, 2016 and 2014, respectively, and no interest expense incurred on borrowed money for the year ended 2015. The Company had no outstanding receivable or outstanding payable from Voya Financial, Inc. under the reciprocal loan agreement in 2016, 2015 or 2014.

(Dollar amounts in millions, unless otherwise stated)

The Company is the beneficiary of letters of credit totaling $0.7 billion. The terms of the letters of credit provide for automatic renewal upon anniversary unless otherwise canceled or terminated by the ceding company or the letter of credit provider.

16. Related Party Transactions

Investment Management: The Company has entered into an investment advisory agreement with Voya Investment Management LLC ("VIM") under which VIM provides the Company with investment management services. The Company has entered into an administrative services agreement with VIM under which VIM provides the Company with asset liability management services. Total fees paid by the Company to VIM under the agreement were approximately $17.1, $17.2, and $18.5 for the years ended December 31, 2016, 2015 and 2014, respectively.

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated Voya Financial, Inc. companies are allocated among companies in accordance with systematic cost allocation methods.

Expenses allocated to the Company from affiliated entities under these cost sharing arrangements were $93.7, $80.9 and $70.1 for the years ended December 31, 2016, 2015 and 2014, respectively. Expenses allocated by the Company to affiliated entities under these cost sharing arrangements were $13.9, $9.7 and $12.5 for the years ended December 31, 2016, 2015 and 2014, respectively. The Company's significant agreements are detailed below:

Services Agreements: The Company has entered into an inter-insurer services agreement with its U.S. insurance company affiliates and other affiliates (collectively, the "affiliates") whereby the affiliates provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with VSC whereby VSC provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with ReliaStar Life Insurance Company of New York ("RLNY") whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RLNY. The Company has entered into a services agreement with Voya Financial Partners, LLC ("VFP") to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services are determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse VFP for direct and indirect costs incurred on behalf of the Company.

Tax Sharing Agreements: The Company has entered into a federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/ timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The federal tax sharing agreement provides

(Dollar amounts in millions, unless otherwise stated)

that Voya Financial, Inc. will pay its subsidiaries for the tax benefits of ordinary and capital losses only to the extent the consolidated tax group actually uses the tax benefit of losses generated.

The Company has also entered into a state tax sharing agreement with Voya Financial, Inc. and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which Voya Financial, Inc. and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues for the cost of potential future guaranty fund assessments based on retrospective-based estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The accrual methodology follows a retrospective-premium-based guaranty-fund assessments construct. The Company has estimated and recorded this liability to be $1.0 and $1.0 as of 2016 and 2015, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets of $1.4 and $1.7 as of 2016 and 2015, respectively, for future credits to premium taxes for assessments already paid and/or accrued. The periods over which the guaranty fund assessments are expected to be paid, the related premium tax offsets expected to be realized and the additional industry support expected to be paid are unknown at this time.

There were no premium tax offsets or policy surcharges where it is reasonably possible that an impairment has occurred in accordance with SSAP No. 5R, *Liabilities, Contingencies and Impairments of Assets* ("SSAP No. 5R").

(Dollar amounts in millions, unless otherwise stated)

The following table shows a reconciliation of assets recognized between the years of 2016 and 2015:

	December 31		
	2016		2015
	(In Thousands)		
Assets recognized from paid and accrued premium tax offsets and policy surcharges beginning of the year	$ 1,667	$	2,536
Decreases current year:			
Premium tax offset applied	(263)		(312)
Adjustment to estimate	—		(557)
Assets recognized from paid and accrued premium tax offsets and policy surcharges end of the year	$ 1,404	$	1,667

18. Accident and Health Contracts

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

	December 31		
	2016		2015
	(In Thousands)		
Balance at January 1	$ 286,740	$	270,739
Less reinsurance recoverables	512		335
Net balance at January 1	286,228		270,404
Incurred related to:			
Current year	138,716		91,129
Prior years	431		6,579
Total incurred	139,147		97,708
Paid related to:			
Current year	59,542		43,582
Prior years	48,182		38,302
Total paid	107,724		81,884
Net balance at December 31	317,651		286,228
Plus reinsurance recoverables	461		512
Balance at December 31	$ 318,112	$	286,740

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the balance sheet.

The change in incurred losses and loss adjustment expenses attributable to insured events of prior years is generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

(Dollar amounts in millions, unless otherwise stated)

As a result of a funds withheld reinsurance agreement, the entire claim liability is held by the Company, while only 20% of the paid claims remain on the Company's financial statements. Incurred and paid claims are presented net of reinsurance.

The Company currently does not actively write any health insurance premium subject to the Affordable Care Act Risk sharing provisions. The Company's existing health insurance business consists of grandfathered policies issued prior to March 23, 2010 that are not Qualified Health Plans ("QHP"), as defined in the Affordable Care Act. As a result, the Company does not have any admitted assets, liabilities or revenue elements under any program regarding the risk sharing provisions of the Affordable Care Act for the reporting periods ended December 31, 2016 and 2015.

19. Subsequent Events

On March 30, 2017, the Company received approval from the Colorado Division of Insurance to make payment of principle and interest in the amount of $60.4 on its surplus notes issued to SLDI Georgia Holdings, Inc. Payment will be made on April 17, 2017. Simultaneously with the payment, a new surplus note in the principle amount of $61.0, with a maturity date of April 15, 2042, will be issued. No principle or interest on the new surplus notes can be paid without the prior approval of the Colorado Insurance Commissioner.

On January 9, 2017, RRIV declared an ordinary dividend in the amount of $25.0 which was paid to the Company's wholly owned subsidiary, RR4H, on January 19, 2017.

On January 9, 2017, RR4H declared a dividend in the amount of $17.0 which was paid to the Company on January 19, 2017.

The Company is not aware of any other events occurring subsequent to December 31, 2016 that may have a material effect on the Company's financial statements. The Company evaluated events subsequent to December 31, 2016 through April 5, 2017, the date the statutory financial statements were available to be issued.

Part C
OTHER INFORMATION

Item 26   Exhibits

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)

(4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(7)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(8)   Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 1, 1997; File No. 33-88148.)

(9)   Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 10, 2002; File No. 333-50278.)

(10)   Commission Schedule for Policies. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(11)   Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(12) Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(13) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(14) Intercompany Agreement, effective as of January 1, 2010, between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 4, 2011; File No. 333-147534.)

(15) Amendment No. 1 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2014; File No. 333-147534.)

(16) Amendment No. 2 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 12, 2014; File No. 333-147534.)

(17) Amendment No. 3 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 16, 2015; File No. 333-147534.)

(18) Amendment No. 4 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(19) Amendment No. 5 to the Intercompany Agreement between Directed Services LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 7, 2017; File No. 333-147534.)

(20) Intercompany Agreement, effective as of January 1, 2010, between ING Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 4, 2011; File No. 333-147534.)

(21) Amendment No. 1 to the Intercompany Agreement between ING Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2014; File No. 333-147534.)

(22) Amendment No. 2 to the Intercompany Agreement between ING Investment Management LLC (now known as Voya Investment Management LLC) and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 12, 2014; File No. 333-147534.)

(23) Amendment No. 3 to the Intercompany Agreement between Voya Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(24) Amendment No. 4 to the Intercompany Agreement between Voya Investment Management LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 7, 2017; File No. 333-147534.)

(d) (1) Variable Universal Life Insurance Policy (Form No. 2521(VUL)-10/10). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 6, 2010; File No. 333-168047.)

(2) Accelerated Benefit Rider (R2030-03/08). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 31, 2008; File No. 333-147534.)

(3) Additional Insured Rider (Form No. R1343-4/06). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 6, 2010; File No. 333-168047.)

(4) Adjustable Term Insurance Rider (Form No. R2035-10/10). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 6, 2010; File No. 333-168047.)

(5) Guaranteed Death Benefit Rider. (Form No. R2025-4/04). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security life Separate Account 1, filed on September 10, 2004; File No. 333-117329).

(6) Overloan Lapse Protection Rider (Form No. R2028-05/07). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on September 7, 2007; File No. 333-143973.)

(7) Waiver of Cost of Insurance Rider (Form No. R2021-03/01). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(8) Waiver of Specified Premium Rider (Form No. R2020-03/01). (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(e) (1) Individual Life Insurance Application (Form No. ICC09 153756). (Incorporated herein by reference to the Form N-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on July 9, 2010; File No. 333-168047.)

(2) Fund Allocation of Premium Payments Form (Form No. 139191 05/01/2016). (Incorporated herein by reference to Post-Effective Amendment No. 10 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(f) (1) Security Life of Denver's Restated Articles of Incorporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2) Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3) Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(4) Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5)   Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(g)   Not Applicable.

(h)   (1)   (a)   Participation Agreement by and among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company, on Behalf of Itself and its Separate Accounts and ING America Equities, Inc. (renamed Voya America Equities, Inc.). (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(b)   Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (renamed Voya America Equities, Inc.). (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(c)   Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (renamed Voya America Equities, Inc.). (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d)   Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (renamed Voya America Equities, Inc.). (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(e)   Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (renamed Voya America Equities, Inc.). (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(f)   Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (renamed Voya America Equities, Inc.). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(g)   Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (renamed Voya America Equities, Inc.). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(h)   Expense Allocation Agreement between A I M Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(i)   Amendment No. 1 to Expense Allocation Agreement between A I M Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(2)   (a)   Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b)   First Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c)   Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d)   Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e)   Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(3) (a)   Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed on July 17, 2003; File No. 333-105319.)

(b)   Amendment No. 2 dated as of April 1, 2015, to the Fund Participation Agreement dated April 30, 2003, as amended, by and among Voya Insurance and Annuity Company; Voya Retirement Insurance and Annuity Company; ReliaStar Life Insurance Company; ReliaStar Life Insurance Company of New York; Security Life of Denver Insurance Company; and the American Funds Insurance Series. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(c)   Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc. (renamed Voya America Equities, Inc.), Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed on July 17, 2003; File No. 333-105319.)

(d)   Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc. (renamed Voya America Equities, Inc.), ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 14, 2008; File No. 333-153338.)

(e)   Amendment No. 3 dated as of April 1, 2015, to the Business Agreement dated April 30, 2003, as amended, by and among Voya Insurance and Annuity Company; Voya Retirement Insurance and Annuity Company; ReliaStar Life Insurance Company; ReliaStar Life Insurance Company of New York; Security Life of Denver Insurance Company; and the American Funds Insurance Series. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 8, 2016; File No. 333-147534.)

(f)   Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007; File Number 333-47527.)

(4)   (a)   Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(b)   Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(c)   Amendment No. 2, dated as of March 31, 2015, and effective as of April 1, 2015, to the Participation Agreement dated April 25, 2008, by and between BlackRock Investments, LLC, Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(d)   Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(e)   Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(f)   Amendment No. 2, dated as of May 28, 2015, and effective as of April 1, 2015, to Administrative Services Agreement dated April 25, 2008, as amended, by and between BlackRock Advisors, LLC and Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement of Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(g) Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, filed on April 7, 2008; File No. 333-28755.)

(5) (a) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(d) Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(f) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(g) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(h) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 033-74190.)

(i) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(j)   Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(k)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(l)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(m)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(n)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(o)   Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(p)   First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(q)   Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(r)   Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(s)   Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(t)   Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(u) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(v) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(w) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(x) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(y) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(z) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(aa) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(bb) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(cc) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(dd) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(ee) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, as filed on April 9, 2007; File No. 333-47527.)

(6) (a) Participation Agreement among Invesco Variable Investment Funds, Inc., Invesco Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(c) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 3, 1999; File No. 333-90577.)

(f) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(g) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(h) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, Invesco Variable Investment Funds, Inc. and Invesco Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(i) Service Agreement between Invesco Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(j) First Amendment to Service Agreement between Security Life of Denver Insurance Company and Invesco Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(7) (a) Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(b) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(c) Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(d) Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(8) (a) Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(b) Amendment dated February 1, 2001, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(c) Amendment dated May 1, 2001, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(d) Amendment dated May 1, 2002, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 033-74190.)

(e) Amendment dated May 1, 2003, to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(f) Shareholder Information Agreement (Rule 22C-2 Agreement), dated April 16, 2007, and to be effective on October 16, 2007, by and between M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2007; File No. 333-117329.)

(9) (a) Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(b) Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 033-74190.)

(c) Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(d) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(e) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007; File No. 333-47527.)

(10) (a) Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(11) (a) Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 033-74190.)

(b) Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(12) (a) Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 033-74190.)

(b) First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(c) Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 033-74190.)

(d) Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 033-74190.)

(13) (a) Fund Participation, Administrative and Shareholder Services Agreement, made and entered into as of July 25, 2016, and effective on the December 31, 2015, by and between Security Life of Denver Insurance Company, Voya America Equities, Inc., Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust. (Incorporated herein by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-6, File Number 333-147534, as filed on April 7, 2017.

(b) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(i) Not Applicable.

(j) Not Applicable.

(k) Opinion and Consent of Counsel.

(l) Not Applicable.

(m) Not Applicable.

(n) Consent of Independent Registered Public Accounting Firm.

(o) All financial statements are included in the Statement of Additional Information, as indicated therein.

(p) Not Applicable.

(q) Not Applicable.

(r) Powers of Attorney.

Item 27   Directors and Officers of the Depositor*

Name and Principal Business Address	Positions and Offices with Depositor
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director and Chairman
Carolyn M. Johnson, One Orange Way, Windsor, CT 06095-4774	Director and President
Alain M. Karaoglan, 230 Park Avenue, New York, NY 10169	Director
Charlie P. Nelson, One Orange Way, Windsor, CT 06095-4774	Director
Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Director and Executive Vice President, Finance
Patricia J. Walsh, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Legal Officer
Anthony J. Brantzeg, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Actuary

C. Landon Cobb, Jr., 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Joseph J. Elmy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
Michael R. Katz, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Chief Financial Officer
Patrick D. Lusk, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Appointed Actuary
Justin Smith, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Matt Toms, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Debra M. Bell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President and Chief Compliance Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance
Laurie Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Kevin J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Amy Jo Wiese, 909 Locust Street, Des Moines, Iowa, 50309	Vice President
Joseph N. Fick, 1475 Dunwoody Drive, West chester, PA 19380-1478	Vice President and Illustration Actuary
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

* These individuals may also be directors and/or officers of other affiliates of the Company.

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 68 to Registration Statement on Form N-4 for Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (File No. 333-01107), as filed with the Securities and Exchange Commission on April 4, 2017.

Item 29   Indemnification

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation, or at least not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Colorado, Voya Financial, Inc. maintains Professional Liability and Fidelity Bond Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a."Cyber/IT").

Additionally, Section 13 of the Security Life Distribution Agreement with Voya America Equities, Inc. generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by Voya America Equities, Inc.) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. Voya America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company.

(b)   *Management of Voya America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
Kurt T. Fasen, 20 Washington Avenue South, Minneapolis, MN 55401	Director
Chad J. Tope, 909 Locust Street, Des Moines, IA 50309	Director, President and Chief Executive Officer
Laurie J. Rasanen, 20 Washington Avenue South, Minneapolis, MN 55401	Director, Vice President and Chief Operating Officer
Kristine H. Hultgren, One Orange Way, Windsor, CT 06095-4774	Chief Financial Officer/Financial and Operations Principal
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Spencer T. Shell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
Debra M. Bell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Keith J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer

Cynthia S. Craytor, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
James Ensley, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Terry L. Owens, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Keith C. Watkins, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Angelia M. Lattery, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1) Name of Principal Underwriter	(2) 2016 Net Underwriting Discounts and Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Other Compensation*
Voya America Equities, Inc.				$8,863,979.00

*   Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records
Accounts and records are maintained by Security Life of Denver Insurance Company at 8055 East Tufts Avenue, Denver, CO 80237 and by Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services
None

Item 33   Fee Representations

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Life Separate Account L1, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 8 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the Town of Windsor, and State of Connecticut on the 7th day of April, 2017.

SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)

By: Carolyn M. Johnson*
       Carolyn M. Johnson
       President
       (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 8 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
Carolyn M. Johnson* Carolyn M. Johnson	Director and President (principal executive officer)	
Alain M. Karaoglan* Alain M. Karaoglan	Director	
Rodney O. Martin, Jr.* Rodney O. Martin, Jr.	Director	
Charles P. Nelson* Charles P. Nelson	Director	April 7, 2017
Chetlur S. Ragavan* Chetlur S. Ragavan	Director	
Michael S. Smith* Michael S. Smith	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	
Michael R. Katz* Michael R. Katz	Senior Vice President and Chief Financial Officer (principal financial officer)	

By: /s/ J. Neil McMurdie
       J. Neil McMurdie
       * Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit
26(k)	Opinion and Consent of Counsel
26(n)	Consent of Independent Registered Public Accounting Firm
26(r)	Powers of Attorney